As filed with the Securities and Exchange Commission on October 13, 2004

Registration No. 333-119166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

China Finance Online Co. Limited

(Exact name of Registrant as Specified in its Charter)

Hong Kong SAR	7389	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

China Finance Online Co. Limited

Room 610B, 6/ F Ping’an Mansion
No. 23 Financial Street
Xicheng District, Beijing 100032
China
(86-10) 6621-0631
(Address and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard Zhang, Esq. O’Melveny & Myers LLP Suite 3120, China World Tower I 1 Jian Guo Men Wai Avenue Beijing 100004 China	Douglas C. Freeman, Esq. O’Melveny & Myers LLP Suite 1905, Tower Two Lippo Center 89 Queensway, Central Hong Kong SAR China	Chris K. H. Lin, Esq. Simpson Thacher & Bartlett LLP Asia Pacific Finance Tower, 7th Floor 3 Garden Road, Central Hong Kong SAR China

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
Title of Each Class		Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price Per	Aggregate	Amount of
Registered(1)	Registered(3)	Ordinary Share(3)	Offering Price(3)	Registration Fee(4)

Ordinary Shares, par value HK$0.001 per share(2)	35,650,000 ordinary shares	$2.40	US$85,560,000	US$10,840.45

(1)	American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed with the Commission on October 5, 2004 (File No. 333-119530). Each American Depositary Share represents 5 ordinary shares.

(2)	Includes (a) ordinary shares represented by 930,000 American Depositary Shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares and (b) all ordinary shares represented by American Depositary Shares initially offered and sold outside the United States that may be resold from time to time in the United States. The ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) and Rule 457(c) under the Securities Act of 1933, as amended.

(4)	A registration fee of $10,027.42 was previously paid on September 21, 2004.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling shareholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 13, 2004

Prospectus

6,200,000 American Depositary Shares

representing 31,000,000 Ordinary Shares

China Finance Online Co. Limited

This is an initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of China Finance Online Co. Limited. We are selling 5,000,000 ADSs and the selling shareholders identified in this prospectus are offering an additional 1,200,000 ADSs. Each ADS will represent the right to receive five ordinary shares, par value HK$0.001 (US$0.00013) per share. The ADSs are evidenced by American Depositary Receipts, or ADRs. The estimated initial public offering price is between $10.00 and $12.00 per ADS. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The ADSs have been approved for listing on the Nasdaq National Market under the symbol JRJC.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$

The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from the selling shareholders up to 930,000 ADSs solely to cover over-allotments.

Investing in the ADSs involves a high degree of risk. See “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

Jefferies Broadview
WR Hambrecht + Co

                    , 2004

金融界
JRJ.com.cn

大参考 III
大浪淘沙
大风暴

CHINA FINANCE ONLINE

WWW.JRJ.COM.CN

Conventions which apply to this prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to an additional 930,000 ADSs representing 4,650,000 ordinary shares;

•	conversion of all outstanding preference shares to ordinary shares upon the closing of this offering; and

•	none of the outstanding stock options has been exercised.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company” and “our” refer to China Finance Online Co. Limited, or CFO Hong Kong, its subsidiary, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, and in the context of describing our operations, also include our PRC-incorporated affiliate, Fuhua Innovation Technology Development Co., Ltd., or Fuhua;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from Hong Kong dollars to U.S. dollars were made at the noon buying rates in The City of New York for cable transfers in Renminbi per U.S. dollar and in Hong Kong dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rates, as of June 30, 2004, which were RMB8.2766 to US$1.00 and HK$7.8000 to US$1.00. We make no representation that the Renminbi and the Hong Kong dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On October 1, 2004, the noon buying rates were RMB8.2766 to US$1.00 and HK$7.7971 to US$1.00.

ii

Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk factors,” before deciding whether to buy our ADSs.

Our business

We believe we are one of the leading companies that specialize in providing online financial and listed company data and information in China in terms of popularity among Internet users that invest in stocks and access online financial information, as measured by their frequency of visits and user spending. According to a survey conducted by Taylor Nelson Sofres, an independent market intelligence provider:

•	our website at www.jrj.com.cn was one of the most frequently visited websites that specialize in providing financial data and information in China during the six month period ended May 31, 2004 among a total of 47 websites identified by the participants in the survey that also specialize in providing financial data and information; and

•	during the twelve month period ended December 31, 2003, Internet users in China spent more money purchasing financial products and services offered through our website than any other website in China that also specializes in providing financial data and information.

We commissioned this survey, which was conducted independently by Taylor Nelson Sofres using its own survey methodologies, in part to support our belief stated in this prospectus that we are one of the leading companies that specialize in providing online financial and listed company data and information in China. Among the approximately 120,000 random telephone calls made by Taylor Nelson Sofres, during the period from June 10 to July 15, 2004, in six major cities throughout China, 270 individuals identified themselves as both Internet users and stock investors that used websites that specialize in providing financial data and information, and participated in the survey.

We offer subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools we have developed, which we refer to as research tools. Our research tools combine:

•	financial analysis tools which permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s listed company stocks, bonds and mutual funds;

•	categorized news and research reports; and

•	online forums and bulletin boards,

and, together with our screen layout and menu options, display them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

Our service offerings permit users to subscribe to one or more of the six service packages we currently offer. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in financial markets outside of China. Our service offerings can be accessed using our research tools and through our website at www.jrj.com.cn. “JRJ” is the abbreviation of “Jin Rong Jie,” which means financial industry in Chinese. As of June 30, 2004, we had a total of approximately 1.7 million registered users, and during the twelve months ended June 30, 2004, we had approximately 26,400 new subscribers and 11,400 repeat subscribers. Our registered users are Internet users who maintain a registered account with our website, and our subscribers are our registered users who also subscribe to one or more of our subscription-based services for a fee. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

Our service offerings are used by and targeted at a broad range of investors in China, from individual investors managing their own money to professional investors, which consist of institutional investors managing large sums of money on behalf of their clients and high net worth individuals. In addition, our service offerings are targeted at other financial professionals such as investment bankers, stock analysts and financial reporters. Our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them.

Our website users are not charged for visiting our website and obtaining basic financial information from our website, including real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. Our service offerings are designed to enhance our users’ and subscribers’ experience based on a number of factors:

•	Comprehensive. We offer a broad range of data and information regarding China’s listed company stocks, bonds and mutual funds, including basic financial data such as price and trading information, breaking economic and financial news, detailed historical data and information, financial analysis tools, market coverage and listed company analysis and online forums that facilitate our subscribers’ investment analysis efforts.

•	Integrated. Our information platform integrates all of the research tools, data and other information we have developed or gathered, and displays them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools, content and features, these new research tools, content and features can be easily integrated with our existing platform.

•	Interactive. We have established online bulletin boards and discussion forums and have introduced stock alert services that send messages to our users’ mobile phones, allowing our users to extend their experience with our services beyond the Internet.

•	Timely. We provide our subscribers and users access to real-time stock quotes, breaking financial news and updated research reports to allow them to stay current with the latest market developments.

•	Unbiased. Our website presents third-party content, analysis and commentary, and computer generated quantitative analyses to provide our subscribers and users with a broad view of the financial markets in China. Because we do not formulate or publish any of our own views on this content, analysis or commentary, we believe that our subscribers and users view us as an unbiased provider of financial information.

•	Easy to use. Our research tools and our website are designed with a screen layout, menu options and displays that we believe any user familiar with a computer will find easy to use. Research results are also displayed in a manner we designed for ease of use. Our website is designed to accommodate low bandwidth access to the Internet.

We attract our users and subscribers through establishing and maintaining sponsorship arrangements with high-traffic Chinese Internet portals such as those operated by NetEase.com, Inc., Yahoo! Inc., Century Dragon Information Network Company Limited, Sohu.com Inc. and Sichuan Public Information Industry Company Limited (netease.com, yahoo.com.cn, 21cn.com, sohu.com and tfol.com), search engines such as those operated by Baidu.com, Inc. and Beijing 3721 Technology Co. Ltd. (baidu.com and 3721.com), online stock brokerage websites and news and financial information websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We believe that, as we develop brand awareness of our website and service offerings, we will be able to increasingly attract users directly to our website.

To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time stock quotes from both the Shanghai and Shenzhen Stock Exchanges, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from 42 securities advisory companies and 36 securities brokerage companies each licensed to provide securities advisory services, commentaries from approximately 160 licensed individual securities advisors and news feeds from 267 news publishers and media companies.

Our subscribers pay us an annual subscription fee ranging from RMB99 (US$12) for our most basic service package to RMB12,000 (US$1,450) for our most comprehensive service package, depending on the service package and features selected by the subscriber. Our subscription price for each of our six current service packages varies between these amounts. Substantially all of our revenue is derived from annual subscription fees for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods. We recognize these subscription fees as revenues ratably over a twelve month period.

Our industry

We are in China’s financial data and information services industry. We offer our services through downloadable and web-based research tools and over the Internet. We believe that, if China’s financial markets grow in the future, our base of users and subscribers will increase. We also believe the Internet is rapidly establishing itself as an effective channel for investors to manage their portfolios, research investments and trade securities in China. It is our view that the immediacy and interactive nature of the Internet, when combined with in-depth but easy-to-use analytical tools, can deliver to investors the information they need, on a timely basis, to help them with their specific investment needs.

The Internet industry in China has experienced rapid growth during the past several years and is expected to continue to expand at a fast rate over the next few years. According to the China Internet Network Information Center, or CNNIC, the Chinese government body in charge of China’s Internet infrastructure and domain names, in its “5th Statistical Survey on the Internet Development in China (January 2000)” and “14th Statistical Survey on the Internet Development in China (July 2004),” the number of Internet users in China has grown from approximately 9 million users in December 1999 to approximately 87 million on June 30, 2004, making China the second largest Internet market in the world in terms of total number of Internet users as of June 30, 2004. As a result of the Internet’s growing popularity, we believe more people in China are looking beyond traditional media to the Internet as a source of information.

We believe the prospect of long-term growth in China’s financial markets and the need of investors for timely and trustworthy data and information, as well as the proliferation in the use of the Internet to search and process data and information, define our opportunity and will act as drivers of growth for our business.

Our strengths and strategies

Our goal is to become the leading provider of comprehensive financial data and information relating to securities and other financial instruments in China. Our success to date has been achieved by establishing and capitalizing on the following competitive strengths:

•	We believe we have built a comprehensive database of historical financial data and information on China’s listed companies, bonds and mutual funds with data and information dating back to December 1990, when the Shanghai and Shenzhen Stock Exchanges first opened for trading.

•	Our service offerings are based on a single integrated information platform, which enables our subscribers to access and utilize a combination of financial analysis tools, real-time and historical data and information, news, research reports and online forums.

•	The interactive nature of our website and service offerings allows our users and subscribers to personalize the information they access and analyze and, through our active monitoring, allows us to better understand their behavior and needs.

•	We have brought together a management team with diverse experiences that we believe enables us to approach problems innovatively and creatively.

In order to achieve our long-term goal and to increase our subscriber base, we intend to pursue the following strategies:

•	increase our growing base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$290) or more, by developing additional research tools, content and features targeted at their needs and by creating a sales and marketing team dedicated to them;

•	expand our service offerings to additional financial products by developing research tools, features and content relating to other financial instruments such as currencies, futures and commodities, as these instruments become established in China’s financial markets;

•	continue to enhance our subscribers’ experience by expanding the amount and sources of information available to our subscribers, such as by adding new stock research sources and additional news feeds, and by introducing new and innovative research tools;

•	strengthen our brand name recognition by maintaining and expanding our sponsorship arrangements with China’s top Internet portals such as those operated by NetEase.com, Inc. and Yahoo! Inc. (netease.com and yahoo.com.cn), and by enhancing our existing format, content and service offerings, and utilize our brand name and user base to increase our online advertising revenues; and

•	accelerate the introduction of new service offerings and add capabilities that we do not currently have through partnerships, joint ventures and acquisitions.

We intend to use the net proceeds from this offering to implement our strategies outlined above, including by acquisitions and investments and by enhancing our existing operations. While as of the date of this prospectus, we have not allocated any specific portion of the net proceeds from this offering for any particular purpose, we expect to consider a number of factors for our use of proceeds, including our changing business needs, market developments, the availability of acquisition and investment opportunities and our ability to utilize funds from other sources, including our operating profits.

Our challenges

Our ability to realize our business objectives and execute our strategies is subject to certain risks and uncertainties, including the following:

•	our business’ and our results of operations’ high dependency on the performance of China’s securities markets. If China’s securities markets were to decline, investors’ interest in China’s securities markets could dampen, which could materially and adversely affect our revenue and profitability;

•	potential competition from present and future competitors due to few substantial barriers to entry to China’s online financial data and information services market, including potential competition from websites we currently maintain sponsorship arrangements with;

•	the possibility that the PRC government could determine that the agreements that establish our operating structure do not comply with PRC government restrictions on foreign investment in the Internet industry, which could potentially subject us to severe penalties;

•	the possibility that the PRC government could find that our current business operations do not comply with PRC regulations on securities advisory service providers, which could potentially subject us to severe penalties;

•	our limited operating history, as our service offerings have only been commercially available since April 2001, and the challenge our limited operating history presents in evaluating our business and prospects;

•	our dependence on the Shanghai and Shenzhen Stock Exchanges for real-time stock quotes and our dependence on other historical data providers for historical information;

•	a significant portion of our gross revenues is generated from subscription fees for our more comprehensive service packages such as Grand Reference. For example, for the six months ended June 30, 2004, fees generated from sales of Grand Reference, our most comprehensive service package, were $2.8 million, representing 68.3% of our total subscription fees during the same period. Our future revenue growth depends on our ability to attract sufficient numbers of new and repeat subscribers to our more comprehensive service packages; and

•	our dependence on our ability to develop or introduce new features and new research tools and the possibility that these new features and research tools may not be accepted by users.

Our corporate structure

Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly-owned subsidiary, CFO Beijing. As a wholly foreign-owned enterprise, CFO Beijing is not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Information Industry or its local branches. In addition, CFO Beijing, as a wholly foreign-owned enterprise, does not have the necessary licenses and permits under PRC law to operate an online advertising business. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet content provider under the relevant PRC laws. Fuhua also holds the licenses and approvals required to operate our online advertising business. Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have entered into exclusive strategic alliance and servicing agreements with Fuhua in connection with the delivery of our financial data and information content through our website, www.jrj.com.cn, hosted by Fuhua. These exclusive agreements include agreements relating to the promotion of our service offerings through our website hosted by Fuhua, the license of our domain name to Fuhua, the lease of our equipment to Fuhua, the provision by us of technical support to Fuhua for the maintenance of servers and networks as well as other arrangements, providing us with the substantial ability to control Fuhua. We have been and are expected to continue to be dependent on Fuhua to host our website.

We made a loan to each of Wu Chen and Jun Ning solely for purposes of capitalizing Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay these loans by transferring all of their interests in Fuhua to us or a third party designated by us. In addition, we have entered into an option agreement with Wu Chen and Jun Ning pursuant to which we have been granted an exclusive option to purchase all of the equity of Fuhua if not prohibited from doing so by PRC laws. If and when the PRC government lifts current restrictions on foreign ownership of Internet content providers, we will exercise our right to purchase all of the equity interests in Fuhua, and to cancel the loans made to Wu Chen and Jun Ning in connection with that purchase. Messrs. Ning and Chen are not deriving any material personal benefits from these arrangements and will not receive any consideration, other than cancellation of the existing loans, upon future transfer of their entire equity interests in, or all of the assets of, Fuhua to us. When Jun Ning and Wu Chen transfer their interests in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.

In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.

Our offices

Our principal executive office is located at Room 610B, 6/ F Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China, and our telephone number is (86-10) 6621-0631. Our website address is www.jrj.com.cn. The information on our website is not a part of this prospectus.

The offering

The following assumes that the underwriters do not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by China Finance Online	5,000,000 ADSs

ADSs offered by the selling shareholders	1,200,000 ADSs

ADSs outstanding after the offering	6,200,000 ADSs

Ordinary shares outstanding after the offering	99,329,933 shares

ADS to ordinary share ratio	1:5

Nasdaq National Market symbol	JRJC

The ADSs	Each ADS represents five ordinary shares, par value HK$0.001 (US$0.00013) per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

• The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

• Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees for exchanges.

• You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 930,000 ADSs.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2004. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or

DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $51.2 million (assuming an initial public offering price of $11.00, the mid-point of the estimated public offering price range shown on the front cover of this prospectus). We anticipate using approximately $30.0 million for acquisitions or investments in businesses, products or technologies, and the balance of approximately $21.2 million for the enhancement of our existing business and operations and for general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Summary consolidated financial and operating data

The following summary consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our statements of operations and comprehensive income (loss) for the years ended December 31, 2001, 2002 and 2003 and our balance sheets as of December 31, 2001, 2002 and 2003 derived from our audited financial statements which have been audited by Deloitte Touche Tohmatsu Certified Public Accountants Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. on those financial statements is included elsewhere in this prospectus. Our summary consolidated financial information for each of the six month period ended June 30, 2003 and 2004 and as of June 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements which are included in the prospectus and which have been prepared on substantially the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those statements and the accompanying notes and “Management’s discussion and analysis of financial condition and results of operations.”

The pro forma per share data give effect to the conversion of our outstanding preference shares into ordinary shares that will occur upon the consummation of this offering.

	For the year ended			For the six months
	December 31,			ended June 30,
(In thousands of U.S. dollars, except per share and per ADS
data)(1)	2001	2002	2003	2003	2004

				(unaudited)
Consolidated statements of operations and comprehensive income (loss) data:
Gross revenues(2)	$102	$1,098	$2,354	$1,097	$2,285
Business tax	(5)	(48)	(83)	(50)	(16)

Net revenues	97	1,050	2,271	1,048	2,269
Cost of revenues	(265)	(254)	(298)	(155)	(188)

Gross (loss) profit	(168)	796	1,973	893	2,081
Total operating expenses	(571)	(685)	(833)	(437)	(747)

Income (loss) from operations	(738)	111	1,140	456	1,334
Interest income	100	95	51	28	43
Interest expense	(6)	—	—	—	—
Other income (expense)	—	(4)	(1)	(1)	(0)

Income (loss) before income taxes	(644)	203	1,190	483	1,377
Income tax	—	—	—	—	83

Net income (loss)	$(644)	$203	$1,190	$483	$1,461
Dividends on preference shares	—	—	(351)	—	—

Income (loss) attributable to ordinary shareholders	$(644)	$203	$838	$483	$1,461
Income (loss) per share-basic	$(0.04)	$0.01	$0.04	$0.03	$0.07
Income (loss) per share-diluted	$(0.04)	$0.00	$0.01	$0.01	$0.02
Pro forma basic income per share			$0.01		$0.02
Pro forma diluted income per share			$0.01		$0.02
Income per ADS equivalent-basic(3)	$(0.18)	$0.06	$0.21	$0.13	$0.33
Income per ADS equivalent-diluted(3)	$(0.18)	$0.01	$0.06	$0.03	$0.09
Dividends declared per ordinary share	$—	$—	$0.01	$—	$—

	As of December 31,			As of June 30,

(In thousands of U.S. dollars)(1)	2001	2002	2003	2003	2004

				(unaudited)
Consolidated balance sheets data:
Cash and cash equivalents	$3,487	$4,451	$5,806	$5,183	$8,655
Current working capital(4)	3,366	3,565	4,306	4,053	5,670
Total assets	3,994	4,929	6,606	5,746	9,618
Deferred revenue	186	934	1,278	1,168	3,133
Total current liabilities	249	982	1,875	1,222	3,329
Total shareholders’ equity	$3,745	$3,947	$4,731	$4,525	$6,289

				As of or for the
	As of or for the twelve months			six months ended
	ended December 31,			June 30,

(in thousands except for ASF data)	2001	2002	2003	2003	2004

Unaudited selected operating data:(5)
Registered users(6)	292.3	567.5	1,111.9	782.8	1,735.8
New subscribers(7)	4.4	16.4	17.3	9.7	18.8
ASF per new subscriber(8)	$45	$69	$93	$75	$144
Repeat subscribers(9)	1.3	7.1	10.1	6.7	7.9
ASF per repeat subscriber(10)	$62	$111	$111	$92	$188

(1) For the results of operations of a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2001, 2002 and 2003, all translations from Renminbi to U.S. dollars were calculated at RMB8.2770, RMB8.2770 and RMB8.2770 per US$1.00, respectively. For the six months ended June 30, 2003 and 2004, the translations were calculated at RMB8.2770 and RMB8.2767 per US$1.00, respectively.

For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that period. The exchange rates as at December 31, 2001, 2002 and 2003 were RMB8.2766, RMB8.2800 and RMB8.2769 per US$1.00, respectively. For June 30, 2003 and June 30, 2004, the exchange rates were RMB8.2774 and RMB8.2766 per US$1.00, respectively.

(2) We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

(3) Each ADS represents five ordinary shares.

(4) Current working capital is the difference between total current assets and total current liabilities.

(5) Unaudited selected operating data has been derived from our operating records.

(6) Registered users as of a specified date reflect the total number of users who are registered with our website as of that date.

(7) New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period.

(8) ASF per new subscriber for a specified period represents the average subscription fee per new subscriber for that period.

(9) Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

(10) ASF per repeat subscriber for a specified period represents the average subscription fee per repeat subscriber for that period.

Risk factors

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks relating to our business

We have a limited operating history, which may make it difficult for you to evaluate our business.

Our business was organized in November 1998, and our current operations were established in April 2000. Our service offerings have only been commercially available since April 2001. Our senior management and employees have worked together at our company for only a relatively short period of time. For example, our chief executive officer, Jun Ning, joined us in January 2000 and our chief financial officer and our chief operating officer, Messrs. Sam Qian and Bo Wu, joined us recently in April 2004 and June 2004, respectively. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects.

We may not be able to successfully implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.

We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts and through partnerships, joint ventures and acquisitions. Some of these strategies relate to new service offerings for which there are no established markets in China, or relate to service offerings in which we lack experience and expertise. We cannot assure you that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.

In addition to our subscription-based service offerings, we also intend to increase our online advertising revenue from our website by increasing the number of sponsors for some of our website content and by developing other forms of Internet advertisement. Our current online advertising business has been very limited and, to date, we do not have significant experience with selling Internet-based advertising. Moreover, we would need to hire additional employees and incur costs relating to any efforts to increase our advertising revenues, which could adversely affect our financial condition and operating results. We cannot assure you that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our website will not detract from our users’ experience and thereby adversely affect our brand name or our subscription-based service offerings.

If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.

Our business is substantially dependent on the level of trading activity in China’s securities markets. Volatility and the lack of hedging instruments in China’s securities markets could dampen investors’ interest in investing in China’s securities markets and adversely affect our revenue and profitability.

Our business is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 34.0% and 46.7%, respectively, from January 2, 2001 to June 30, 2004. During the same period, total daily trading volume of the Shanghai Stock Exchange and the Shenzhen Stock Exchange decreased by 56.0% and 66.1%, respectively, reflecting a declining level of interest among China’s investors during that period. Due to weak stock market performance in China in 2003, during the six months ended June 30, 2003, we offered some of our service packages to our existing subscribers at discounted prices in order to stimulate demand for these service packages. These discounts partially offset the effect of our efforts to introduce more comprehensive service packages at higher prices and to migrate subscribers to these packages.

China’s securities market is further limited by a lack of hedging instruments that would assist investors in hedging against market volatility. For example, investors are not permitted to sell short in China’s securities markets. Because our business is dependent on investors’ interest in China’s securities markets, our business could be significantly and adversely affected if market volatility and the lack of hedging instruments continue to affect China’s securities markets and dampen investors’ interest in China’s securities markets.

We rely principally on the acceptance of the Internet as a source of information and as a means to perform investment research and analysis, and our success will depend on the continuation of this trend.

The Internet, as a source of information and as a means to perform investment research and analysis, has only recently begun to be accepted by users and investors in China. Our future revenues and profits are substantially dependent upon the growth in acceptance by users and investors of our service offerings and the use of Internet-based information and investment research tools. We cannot assure you that our service offerings or the Internet as a means to perform investment research and analysis will continue to experience growth in user acceptance, if at all.

We face significant competition which could adversely affect our business, financial condition and results of operations.

The online financial data and information services market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. More broadly, the number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities. Some of the sponsors with which we currently maintain sponsorship arrangements could also become our competitors in the future.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

In addition, a number of companies in China, including us, offer stock quotes, economic and company-specific news, historical stock performance statistics, online chatting regarding individual securities and other features for free over the Internet. If users determine that the information available for free over the Internet is sufficient for their investing needs, they would be unlikely to pay for subscription to our services, thus reducing our revenues and net income and forcing us to develop a new business model. Furthermore, the amount and quality of information available for free over the Internet may expand in the future, reducing the attractiveness of our services and forcing us to spend additional money to develop more sophisticated services in order to compete. There can be no assurance that we would be successful in developing a new business model or more advanced services in response to either of the above challenges. Failure to do so would lead to significant declines in our number of subscribers, revenues and net income.

Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information on a real-time basis, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We depend on the Shanghai and Shenzhen Stock Exchanges and may depend on any future securities exchanges in China to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We have contractual arrangements with China’s two current stock exchanges pursuant to which we pay the stock exchanges service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. Our contract with the Shanghai Stock Exchange will expire in May 2008, and our contract with the Shenzhen Stock Exchange will expire in March 2006. We also depend on other data and information providers to supply us with historical data and information on listed companies, bonds and mutual funds, in accordance with our specifications and requirements. The contractual arrangement we have with our primary data provider, Shanghai Wind Information Co., Ltd., will expire in September 2005.

We cannot assure you that we will be able to enter into business arrangements with either of the stock exchanges on commercially reasonable terms, or at all, after our current contracts expire. We cannot assure you that the stock exchanges will not charge us service fees substantially higher than the service fees we are currently paying. Our business, financial condition and results of operations could be materially and adversely affected if either of the stock exchanges imposes on us service fees substantially higher than the service fees we are currently paying. Even if we are able to maintain our business arrangements with the stock exchanges on commercially reasonable terms, either of these stock exchanges may fail to deliver us reliable price quotes or other trading related information on a real-time basis. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.

Additionally, we cannot assure you that we will be able to enter into or maintain our business arrangements with our current primary and backup data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.

We depend on establishing and maintaining sponsorship arrangements with high-traffic websites as one of our primary means for attracting users. Our business could be adversely affected if we cannot maintain these relationships or establish new relationships on commercially reasonable terms or if these relationships do not result in increased use of our website.

We depend on establishing and maintaining sponsorship arrangements with high-traffic Internet portals, search engines, online stock brokerage websites, and news and financial information websites for a significant portion of our website traffic. We have established 28 such sponsorship arrangements, whereby we place our website link on our sponsors’ financial web pages or, in some cases, provide our content directly on their web pages. There is intense competition for website link placements on many of these sites, and we may not be able to enter into or maintain such relationships on commercially reasonable terms or at all. If any of our sponsors determines to enter into direct competition against us, we may lose its sponsorship. Even if we enter into or are able to maintain sponsorship arrangements with these websites, these arrangements may not attract significant numbers of users to our website. Our business could be adversely affected if these relationships do not result in increased use of our website. Moreover, we may have to pay significant fees to establish or maintain these relationships. Our business could be adversely affected if we do not establish and maintain these relationships on commercially reasonable terms.

Our revenues and profits could decline if we fail to attract sufficient numbers of subscribers to our more comprehensive service packages or if we fail to retain our existing subscribers.

We depend on the sale of our more comprehensive service packages such as Grand Reference for a significant portion of our total revenues. For the six months ended June 30, 2004, fees generated from sales of Grand Reference were $2.8 million, representing 68.3% of our total subscription fees during the same period. For the six months ended June 30, 2004, we had a total number of 8,156 subscribers to Grand Reference, representing 36.0% of our total number of subscribers during the same period. As our service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our more comprehensive service packages to a much greater extent than sales of our other service packages. If we fail to attract a sufficient number of subscribers to our more comprehensive service packages, our revenues and profits could decline. Moreover, our financial success depends on our ability to retain our subscribers and migrate them to newer, more comprehensive and higher priced service packages. We may not be able to continue to develop newer and more comprehensive service packages that our subscribers will be willing to purchase. Moreover, from time to time we may offer discounts and promotional rates, such as our current one-time renewal for a non-upgraded subscription to Grand Reference at RMB480 (US$58). If we are unsuccessful at developing new service packages that are attractive to our users, or if our users elect to renew at our promotional rate, rather than purchase newer or more comprehensive service offerings, our revenues and profits could decline.

Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.

We market our service offerings through our website, as well as through our customer service center, which has 38 full-time and trained customer support personnel. We depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating them with our existing operations, which could have a material adverse effect on our business, financial condition and results of operations, or which could dilute your interest in us.

As part of our business strategy, we intend to use partnerships and acquisitions to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we may consider acquiring or entering into partnerships with firms that specialize in non-exchange traded financial products where expertise is not easily obtained. However, our ability to implement this strategy will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership, acquisition or joint venture transaction may take considerable time to develop, and we cannot assure you that any particular partnership, acquisition or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require us to expend significant management time and resources. Moreover, the partnership, acquisition and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.

Our business could be materially and adversely affected if increased users strain our server systems or if we suffer from other system malfunctions.

In the past, our website has experienced significant increases in traffic when there are significant business developments or financial news and activities. For example, on June 24, 2002, the prices of many Chinese stocks traded on the PRC stock exchanges increased by 10%, reaching their mandatory ceiling for trading gains on PRC exchanges during one trading day. The total number of visitors to our website on that day nearly doubled, which resulted in an increase in our average response time of nearly one second that day. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our website has in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our website is able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays.

We also depend on other Internet content providers, such as other financial information websites, to provide data and information to our website on a timely basis. Our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need.

Our business could be materially and adversely affected if we fail to develop or introduce new features and new research tools or if these new features and research tools are not accepted by users.

We currently offer to our subscribers a small number of service packages with different features and functionalities. We intend to introduce additional research tools or enhanced features in the future in order to retain our current subscribers and attract new subscribers. If we introduce a new feature or a new research tool that is not favorably received, our current subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering over ours.

We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by users.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially and adversely affect our business, results of operations and competitiveness.

We may be subject to, and may expend significant resources in defending against claims based on the content and services we provide through our website and our research tools.

Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. These persons may also have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Any such claim may also damage our reputation if our users and subscribers do not view this content as reliable or accurate, which could adversely affect our business.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We cannot be certain that our website content, online services and our research tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secret and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We depend on our key personnel and our business and growth prospects may be severely disrupted if we lose their services.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. In particular, we rely heavily on Jun Ning, our chairman and chief executive officer, for his business vision, management skills, technological expertise, experience in the Internet industry and working relationship with many of our key business relationships. If one or more of our key executives, in particular, Jun Ning, were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in violation of their employment agreements, we may not be able to replace them easily. As a result, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected.

Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. Our employees are required to enter into one-year employment agreements with us. We seek to enter into employment and non-competition agreements with our senior executives for longer terms. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. We do not maintain key-man life insurance for any of our key personnel.

Undetected programming errors or defects in our research tools could materially and adversely affect our business, financial condition and results of operations.

Our research tools may contain programming errors or other defects that our internal testing did not detect, which are commonly referred to as programming bugs. The occurrence of undetected errors or defects in our research tools could disrupt our operations, damage our reputation and detract from the experience of our users. As a result, such errors and defects could materially and adversely affect our business, financial condition and results of operations.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our PRC wholly-owned subsidiary CFO Beijing enjoys preferential tax treatments, including reduced tax rates, tax holidays and tax refunds, provided by either the PRC government or its local agencies or bureaus. For example, as a foreign invested software development company, CFO Beijing was granted by the Beijing branch of the PRC tax bureau three tax incentives that have the effect of:

•	exempting the company from enterprise income tax for 2003 and 2004; and

•	providing the company a preferential enterprise income tax rate of 12% from 2005 to 2007, 25.5% from 2008 to 2012 and 27% for taxable years thereafter, the rate currently applicable to wholly foreign-owned enterprises based in Beijing and not subject to other tax holidays.

In the absence of these incentives, CFO Beijing would be subject to an enterprise income tax rate of 33% applicable to domestic PRC companies generally. For example, if we had not received these preferential tax treatments in 2003 and during the six months ended June 30, 2004 and were required to pay enterprise income tax at the same rate as a domestic PRC company, our net incomes for these two periods would have been $1.1 million and $869,000, respectively, representing decreases of 4.5% and 40.5% from the reported amounts, respectively. Our preferential tax treatments had less impact on our net income for 2003 primarily because we had net operating losses carried forward from prior years, which significantly reduced our taxable income for 2003. As a result, our effective tax rate for 2003 would have been substantially lower than the statutory enterprise tax rate of 33%, even if we had not received any preferential tax treatments in 2003. These net operating losses were fully utilized in 2003 and, as a result, we did not have any similar reduction in our taxable income for the six months ended June 30, 2004.

In addition, with respect to revenue generated from the sale of certain approved software products, including our service packages, CFO Beijing obtains value-added-tax, or VAT, refunds to reduce its effective VAT rate from 17% to 3%. We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Depending upon the value of our shares and ADSs and the nature of our income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The determination of whether or not we are a PFIC will be made on an annual basis. The first annual PFIC determination that will be relevant to our U.S. investors will be for the 2004 taxable year. A determination that we are a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor, in the form of increased tax liabilities and burdensome reporting requirements. For example, if we were a PFIC in 2004, you would generally be taxed at higher ordinary income, rather than lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year.

The two most consequential factors affecting the outcome of annual PFIC determinations in 2004 and future taxable years will be our market capitalization and how, and how quickly, we and our subsidiary spend the cash we raise in this offering. For example, we would be a PFIC for the taxable year 2004 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over the taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In this respect, while we intend over time to spend the proceeds raised in the offering to grow our business operations as of the time of this offering, we have not identified specific uses for our proceeds. We could also be a PFIC for the taxable year 2004 if the gross income that we and our subsidiary will earn from investing the portion of the cash raised in this offering that exceeds the capital needs of our active online business is substantial in comparison with the gross income from our business operations.

Because it is possible that our share price could decrease, resulting in a lower average market capitalization, at a time when we continue to hold a substantial portion of the cash raised in this offering and because our business and assets may change over time in ways that are different from what we currently anticipate, we cannot assure you that we will not be a PFIC for 2004 or any future taxable year.

Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.

Risks relating to our industry

The Internet infrastructure in China, which is not as well developed as in the United States or other more developed countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States or other more developed countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.

We depend largely on the infrastructure of the telecommunications operators in China, and any interruption of their network infrastructure may result in severe disruptions to our business.

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Information Industry, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. For example, in March 2002, a transmission cable failure forced temporary shutdown of our servers for approximately thirty minutes and in November 2003, a computer virus caused network disruptions affecting several provinces in northern China for approximately forty minutes. Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include:

•	any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•	any disruption or failure in the national backbone network, which would prevent our users from logging on to our website or accessing our services.

Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and competitiveness. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could cause our users to question the safety or reliability of our website and our services and could have a material adverse effect on our business, financial condition and results of operations. In addition, unauthorized access by third parties to our network could result in theft of personal user information, which could have an adverse effect on our reputation.

Concerns about the security and confidentiality of information on the Internet may increase our costs, reduce the use of our website and impede our growth.

A significant barrier to confidential communications over the Internet has been the need for security. To date, there have been several well-publicized compromises of security as a result of global virus outbreaks. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information, including personal information regarding our subscribers, or cause interruptions in our services. As a result, we may be required to incur substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our reputation, business, financial condition and results of operations.

Risks relating to regulation of our business and to our structure

If the PRC government finds that the financial data and information services we provide do not comply with Chinese laws and regulations relating to the provision of securities investment advisory services, we may suffer severe disruption to our business operations and lose substantially all of our revenue.

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory business permit from the China Securities Regulatory Commission, or the CSRC. On May 30, 2002, we received a notice from the CSRC requesting that we stop promotional activities of our service offerings involving investment advisory content and alter the relevant content of our website and offerings so that we are no longer deemed to be providing investment advisory related offerings. Promptly after receipt of such notice, we entered into a business cooperation agreement with a securities advisory company licensed to provide securities advisory services, pursuant to which we receive modeling advice and data processing advice for the development of all of our research tools. We subsequently filed a written report with the CSRC on July 18, 2002, explaining our business arrangements with the securities advisory company. Since that time, we have entered into similar business cooperation agreements with five other licensed securities advisory companies. We have not received any further notices from the CSRC since the filing and have been providing financial data and information services under this business framework since that time. We cannot assure you that the CSRC will not revisit this issue and take a position contrary to our interests.

If we, CFO Beijing or Fuhua are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our website or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory permit, but we cannot be sure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online financial data and information service industry or the online advertising service industry, we could be subject to severe penalties.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China. We are a Hong Kong company and we conduct our operations in China solely through CFO Beijing, our wholly owned subsidiary. We are a foreign enterprise and CFO Beijing is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we nor CFO Beijing is eligible to apply for licenses to operate our website or to provide online advertising services. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet information content provider and the licenses and approvals required to provide online advertising services under the relevant PRC laws. Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua to host our website, www.jrj.com.cn, and to provide online advertising services through our website. We have entered into contractual arrangements with Fuhua, pursuant to which we provide operational support to Fuhua. In addition, we have entered into agreements with Fuhua and Wu Chen and Ning Jun, the shareholders of Fuhua, which provide us with the substantial ability to control Fuhua.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that our arrangements with Fuhua comply with PRC law.

If we, CFO Beijing or Fuhua are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking CFO Beijing’s or Fuhua’s business and operating licenses;

•	discontinuing or restricting our, CFO Beijing’s or Fuhua’s operations;

•	imposing conditions or requirements with which we, CFO Beijing or Fuhua may not be able to comply;

•	requiring us, CFO Beijing or Fuhua to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

Our contractual arrangements with Fuhua may be subject to scrutiny by the PRC tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by Fuhua.

We could face material and adverse tax consequences if the PRC tax authorities determine that the contracts between CFO Beijing and Fuhua were not entered into based on arm’s-length negotiations. Although we based these contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CFO Beijing, which could adversely affect us by increasing the tax liabilities of CFO Beijing without reducing the tax liabilities of Fuhua, because Fuhua currently does not operate profitably. If we are successful in growing our online advertising business, a transfer pricing adjustment could also result in a reduction, for PRC tax purposes, of expense deductions recorded by Fuhua, which could adversely affect us by increasing the tax liabilities of Fuhua as Fuhua derives increased revenue from advertising fees, without reducing the tax liabilities of CFO Beijing. These increased tax liabilities could further result in late payment fees and other penalties to CFO Beijing and Fuhua for under-paid taxes.

Moreover, our corporate structure and arrangements with Fuhua result in a 5% PRC business tax being levied on both Fuhua’s revenues derived from online advertising and CFO Beijing’s revenues derived from its contractual arrangements with Fuhua. As a result, if our advertising business were to increase, we could be subject to double taxation on our revenues from online advertising.

We rely on contractual arrangements with Fuhua and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If Fuhua fails to perform its obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

We rely on contractual arrangements with Fuhua and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over Fuhua as direct ownership.

If we had direct ownership of Fuhua, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. For example, if Jun Ning were to terminate his employment with us, he would be obligated pursuant to these contractual arrangements to transfer his share ownership in Fuhua to us or our designee. If he were to refuse to effect such a transfer, or if he were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Fuhua fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by CFO Beijing for our cash requirements, including the funds necessary to service any debt we may incur. If CFO Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict CFO Beijing’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements CFO Beijing currently has in place with Fuhua in a manner that would materially and adversely affect CFO Beijing’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing is also required to set aside a portion of its net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of CFO Beijing to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, or MII, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The

PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.

Under applicable PRC regulation, we may be held liable for any content we offer or will offer through our website, including information posted on bulletin boards and online forums which we host and maintain on our website. Furthermore, we are required to delete any content we transmit through our website if such content clearly violates PRC laws and regulations. Where any content is considered suspicious, we are required to report such content to PRC governmental authorities.

It may be difficult to determine the type of content that may result in liability for us. If any financial data and information services we offer or will offer through our website were deemed to have violated any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses for operating online financial data and information services, which would materially and adversely affect our business, financial condition and results of operations. Moreover, if any information posted on our bulletin boards or online forums were deemed to have violated any of the content restrictions, we could be subject to similar penalties that materially and adversely affect our business, financial condition and results of operations.

Risks relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Most recently, the PRC government implemented a number of measures, such as raising bank reserve against deposit rates to place additional limitations on the ability of commercial banks to make loans, in order to slow down certain segments of the Chinese economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and our business and operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary, CFO Beijing, is a wholly foreign-owned enterprise, which is an enterprise incorporated in China and wholly-owned by foreign investors. CFO Beijing is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.

Currently, CFO Beijing may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. CFO Beijing may also retain foreign exchange in its current account to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash and cash equivalent assets are denominated in Renminbi and that the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the buying power of these proceeds and our balance sheet and earnings per share in U.S. dollars following our listing of ADSs on the Nasdaq National Market. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The recurrence of SARS may materially and adversely affect our business and operating results.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of the Severe Acute Respiratory Syndrome, or SARS. As of April 30, 2004, a total of nine confirmed or suspected SARS cases had been reported in China, which included seven cases in Beijing and two cases in Anhui Province. All of the patients were known to have been linked to chains of transmission involving close personal contact with an identified patient who worked at the National Institute of Virology Laboratory of China’s Center of Disease Control in Beijing. No further cases of SARS in China or anywhere else in the world have been reported since April 29, 2004. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For instance, a recurrence of SARS or any other epidemic may reduce the level of economic activity in affected areas and negatively impact China’s stock markets, which may lead to dampened investors’ interest in the stock markets and, as a result, have a material and adverse effect on our business. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or sponsors, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Risks relating to this offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. Our ADSs have been approved for listing on the Nasdaq National Market. We can provide no assurances that a liquid public market for our ADSs will develop. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the price at which the ADSs are traded after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a decrease in the value of their ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. The market prices of the securities of Internet-related companies have been especially volatile.

In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the U.S. may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the U.S. and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There will be 99,329,933 ordinary shares outstanding immediately after this offering. In addition, there are outstanding options to purchase 12,517,988 ordinary shares, including options to purchase 8,507,988 ordinary shares that are immediately exercisable. All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The 82,837,921 ordinary shares outstanding prior to this offering (assuming the conversion of all outstanding preference shares into ordinary shares and the exercise of all outstanding options to acquire ordinary shares) are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

In connection with this offering, we and our directors, officers and shareholders have agreed, subject to some exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

A significant percentage of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Following this offering, four of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd. and Tongma Network Co. Ltd., beneficially own, collectively, approximately 58.1% of our outstanding ordinary shares (assuming the conversion of all outstanding preference shares into ordinary shares) or 53.6% if the underwriters exercise their option to purchase additional ADSs in full. Each of these four shareholders is expected to be an affiliate within the meaning of the Securities Act after the offering, due to the size of their respective shareholdings in us after the offering. Following this offering, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. are together expected to have one board representative on our five-director board, and will beneficially own, collectively, approximately 27.5% of our outstanding ordinary shares (assuming the conversion of all outstanding preference shares into ordinary shares) or 25.4% if the underwriters exercise their option to purchase additional ADSs in full. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $8.15 per ADS (assuming the conversion of all outstanding preference shares into ordinary shares and no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of June 30, 2004, after giving effect to this offering and the assumed initial public offering price of $11.00 per ADS (the mid-point of the estimated offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

Provisions in our charter documents and Hong Kong law, and change in control agreements we have entered into with each of our chief executive officer, chief financial officer and chief operating officer, may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, the following:

•	Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all times serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

•	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director in this way to give us at least 120 days’ notice of the resolution, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

•	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

•	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the U.S. However, the Hong Kong Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.

•	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of our next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders.

In addition, our obligations under change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer could discourage an acquisition by a third party that you may consider favorable. Under the change in control agreements, if after a change-of-control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive. The current severance benefits under the change in control agreements amount to approximately $6 million, which could discourage or limit the ability of potential third party acquirers to engage in change-of-control transactions with us.

These provisions and obligations could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We are a Hong Kong company and because the legal and procedural protections afforded minority shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your interests as our shareholder relative to shareholders of corporations organized in the U.S.

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors, and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors, are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts.

The Hong Kong courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws; or

•	to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

In addition, there is no automatic statutory recognition in Hong Kong of judgments obtained in the United States. Moreover, Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result of all of the above, minority public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation.

Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

We have not determined a specific use for the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We are undertaking this offering to fund future growth, to retain employees by creating a public market for our registered ADSs, so that we may in the future register shares issued to our employees upon exercise of their options to allow liquidity, and to provide benefits to our shareholders by creating a public market for our ADSs. We have not yet determined a specific use for any portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. For example, we will generally not need to obtain shareholder approval to use the net proceeds of the offering to:

•	increase or expand existing operations and employees;

•	fund new projects or service offerings;

•	make investments in or acquire third parties for cash; or

•	to invest the net proceeds before we allocate amounts to specific projects.

In some circumstances, we may be required to obtain your approval for specific uses, including transactions that also contemplate share issuances for which our articles of association or Nasdaq listing rules require shareholder approval. Unless our articles of association or Nasdaq listing rules require, you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We may pursue acquisition, partnership and joint venture strategies which could use a significant portion of these proceeds and, as a result, cause dilution to your interests in us in the short term. The net proceeds may also be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American depositary receipts, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the American depositary receipts. We do not recognize holders of ADSs representing our ordinary shares as our shareholders, and instead we recognize the ADS depositary as our shareholder.

When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record data will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders’ meetings by not less than 21 days’ notice in writing, and all other shareholders’

meeting by not less than 14 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’ meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell such undistributed rights to third parties in this situation. We can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Forward-looking statements

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies, including how we use the proceeds of this offering to effect our goals and strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings;

•	our plans to diversify our sources of revenues, including by expanding our online advertising business;

•	competition in the PRC financial data and information services industry;

•	the expected growth in the number of Internet users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	the future development of Internet consumers in China;

•	PRC governmental policies relating to the Internet and Internet content providers; and

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet, or to the provision of advertising services over the Internet, including PRC governmental pronouncements concerning a proposal by the PRC government to extend the provision of advertising services to foreign invested enterprises.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” sections and elsewhere in this prospectus.

This prospectus also contains data related to the online financial data and information services market and the Internet. These market data include projections that are based on a number of assumptions. The online financial data and information services market may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online financial data and information services industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Our corporate structure

We were incorporated in Hong Kong in November 1998. Prior to April 2000, we did not conduct any business operations. In April 2000, we purchased all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, whereby we acquired our website, www.jrj.com.cn and commenced our online financial and listed company data and information operations. Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly-owned subsidiary, CFO Beijing. As a wholly foreign-owned enterprise, CFO Beijing is not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Information Industry or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Fuhua also holds the licenses and approvals required to operate our online advertising service business. Wu Chen, a financial manager of International Data Group China, Ltd., a PRC limited liability company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua to host our website.

The following diagram illustrates our corporate and share ownership structure after giving effect to this offering, and assuming that: (1) all of our outstanding preferred shares are converted into ordinary shares upon completion of this offering, (2) the underwriters do not exercise their over-allotment option, and (3) none of our outstanding options have been exercised:

(1) Includes Mastery Corporate Limited, which is controlled by Jun Ning, our chairman and chief executive officer, and Sam Qian, our chief financial officer, owning 5.2% and less than 1.0%, respectively, of our ordinary shares (assuming full conversion of preference shares), after giving effect to this offering.

(2) Includes entities controlled by IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd. and Tongma Network Co. Ltd., owning 6.8%, 20.7%, 14.6% and 16.0%, respectively, of our ordinary shares (assuming full conversion of preference shares), after giving effect to this offering.

(3) Wu Chen is a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders.

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. We are a Hong Kong company and we conduct our operations solely in China through CFO Beijing, our wholly owned subsidiary. We are a foreign enterprise and CFO Beijing is a foreign invested enterprise under PRC law and accordingly, neither we nor CFO Beijing is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, in December 2000, we formed our affiliated Chinese entity, Fuhua, with Wu Chen and Xinzheng Wang, our former chairman who later transferred his holdings in Fuhua to Jun Ning, our chairman and chief executive officer. Both Wu Chen and Jun Ning are PRC citizens and own 55% and 45% of the equity interests in Fuhua, respectively. Fuhua holds the licenses and approvals that are required to operate our website and CFO Beijing owns the domain name of our website. Fuhua also holds the licenses and approvals required to operate our online advertising business. We and CFO Beijing have entered into a series of contractual arrangements with Fuhua and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Fuhua and accordingly, we consolidate Fuhua’s results of operations in our financial statements.

Pursuant to our contractual arrangements with Fuhua, we provide equipment, services and a domain name license to Fuhua in exchange for fees. The principal equipment lease, services and domain name license agreements that we have entered into with Fuhua include:

•	an equipment leasing agreement, pursuant to which Fuhua leases a substantial majority of its operating assets from CFO Beijing;

•	a technical support agreement, pursuant to which CFO Beijing provides technical support for Fuhua’s operations;

•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to Fuhua, including consulting services in relation to Fuhua’s online advertising business; and

•	a domain name licensing agreement, pursuant to which CFO Beijing licenses to Fuhua its domain name, www.jrj.com.cn.

We made a loan to each of the shareholders of Fuhua, Wu Chen and Jun Ning, solely for the purposes of capitalizing Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay the loans by transferring all of their interests in Fuhua to us or a third party designated by us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material adverse effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.

In addition, we have entered into agreements with Fuhua and its shareholders that provide us with the substantial ability to control Fuhua. Pursuant to these contractual arrangements:

•	the shareholders of Fuhua have granted us or individuals designated by us an irrevocable proxy to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior management of Fuhua;

•	Fuhua will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

•	Fuhua will not distribute any dividends;

•	we may purchase the entire equity interest in, or all the assets of, Fuhua when and if such purchase is permitted by PRC law or the current shareholders of Fuhua cease to be directors or employees of Fuhua;

•	the shareholders of Fuhua have pledged their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua; and

•	the shareholders of Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Fuhua without the prior written consent of CFO Beijing.

Each of the contractual arrangement with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. Messrs. Ning and Chen are not deriving any material personal benefits from these arrangements and are not expected to receive any consideration, other than cancellation of the existing loans, upon future transfer of their entire equity interests in, or all of the assets of, Fuhua to us.

For more information on these agreements, see “Related party transactions.”

In the opinion of Jincheng and Tongda Law Firm, our PRC legal counsel:

•	the ownership structures of our company, CFO Beijing and Fuhua, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•	our contractual arrangements with Fuhua and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws and regulations currently in effect; and

•	the business operations of our company, CFO Beijing and Fuhua, as described in this prospectus, are in compliance with existing laws and regulations in all material aspects.

There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government were to find that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in online businesses, we could be subject to severe penalties.

Moreover, these contractual arrangements may not be as effective in providing us with control over Fuhua as direct ownership. If we were the controlling shareholder of Fuhua with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. For example, if Jun Ning were to terminate his employment with us, he would be obligated pursuant to these contractual arrangements to transfer his share ownership in Fuhua to us or our designee. If he were to refuse to effect such a transfer, or if he were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $51.2 million after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial offering price of $11.00 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We currently intend to use the net proceeds of this offering as follows, although the allocation of the net proceeds may change along with changing business conditions and other management considerations:

•	approximately $30.0 million for acquisitions or investments in businesses, products or technologies; and

•	the balance of approximately $21.2 million for the enhancement of our business operations and for general corporate purposes.

In addition, the purposes of this offering also include the retention of employees by the creation of a public market for our registered ADSs, so that we may in the future register shares issued to our employees upon exercise of their options to allow liquidity, and the creation of a public market for our ADSs for the benefit of our shareholders. We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses.

We do not anticipate needing to utilize the proceeds of this offering in the immediate future to fund the operations of either CFO Beijing or Fuhua. We may, however, need to utilize the proceeds to fund CFO Beijing or Fuhua in the future if they require additional cash resources due to changes in business conditions or to fund their future developments. In that regard, we may make loans to these entities. Any loans to these entities in China would be subject to PRC regulations and approvals. For example:

•	loans by us to CFO Beijing, a foreign invested enterprise, to finance its activities cannot in the aggregate exceed $2 million, which is the difference between CFO Beijing’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective; and

•	loans by us to Fuhua, which is a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange, although in practice we could make loans to CFO Beijing and CFO Beijing could in separate transactions make loans to Fuhua through financial intermediaries, without approval from any PRC governmental agencies.

We may also determine to finance CFO Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce. Because Fuhua is a domestic PRC enterprise, we are not likely to finance its activities by means of a capital contribution due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Regulation” elsewhere in this prospectus. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to CFO Beijing or Fuhua.

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. Prior to use, we intend to place the net proceeds from this offering in short-term investments, which may include short-term investment grade debt securities or money market instruments, and place the remaining net proceeds in bank deposits. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

Pending use of the net proceeds pursuant to the allocation described above, our investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk factors.”

Dividend policy

We declared a dividend of $500,000 in the first quarter of 2004 in respect of the financial year ended December 31, 2003. This dividend was payable pro rata to our registered shareholders as of December 31, 2003, of which $450,000 was paid in the first quarter of 2004 and the balance was paid in July 2004. In May 2004, we repaid $60,000 to the shareholders of Fuhua for funds advanced by the shareholders of Fuhua, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs.

Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. In addition, we can pay dividends only out of our profits or other distributable reserves. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. Any dividend will be distributed by the depositary, in the form of cash or additional ADSs, to the holders of our ADSs. Cash dividends on our ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

Capitalization

The following table sets forth, as of June 30, 2004:

•	our actual capitalization;

•	our capitalization on a pro forma basis to reflect the conversion of our outstanding preference shares into ordinary shares that will occur upon the consummation of this offering; and

•	our pro forma capitalization as adjusted to give effect to the issuance and sale of 5,000,000 ADSs offered hereby at an assumed initial public offering price of $11.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus. The information presented below is unaudited.

	As of June 30, 2004

			Pro forma as
(in thousands of U.S. dollars, except for per share data)	Actual	Pro forma	adjusted(1)

Shareholders’ equity:
Convertible preference shares (HK$0.001 (US$0.00013) par value, 65,000,000 shares authorized):
Series A convertible preference shares (30,643,000 shares issued and outstanding as of June 30, 2004, and nil issued and outstanding on a pro forma and pro forma as adjusted basis) (liquidation value $4)	$4.0	—	—
Series B convertible preference shares (20,833,333 shares issued and outstanding as of June 30, 2004, and nil issued and outstanding on a pro forma and pro forma as adjusted basis) (liquidation value $5,000)	2.7	—	—
Ordinary shares, HK$0.001 (US$0.00013) par value; 36,000,000 shares authorized, 22,853,600 shares issued and outstanding as of June 30, 2004, 74,329,933 shares issued on a pro forma basis(2) and 99,329,933 shares issued and outstanding on a pro forma as adjusted basis	2.9	$9.6	$12.8
Additional paid-in capital	5,645.5	5,645.5	56,792.3
Deferred stock compensation	(455.7)	(455.7)	(455.7)
Accumulated other comprehensive income	0.4	0.4	0.3
Retained earnings	1,089.1	1,089.1	1,089.1

Total shareholders’ equity	6,288.8	6,288.8	57,438.8

Total capitalization	$6,288.8	$6,288.8	$57,438.8

(1) Assumes that the underwriters do not exercise their over-allotment option.

(2) The number of ordinary shares outstanding as of June 30, 2004 does not include 12,517,988 ordinary shares subject to options outstanding as of June 30, 2004.

Dilution

Our net tangible book value as of June 30, 2004 was approximately $6,238,243, or $0.08 per ordinary share outstanding at that date, and $0.42 per ADS, assuming conversion of 51,476,333 preference shares. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share. The number of ordinary shares used to calculate dilution assumes the conversion of our outstanding preference shares into ordinary shares that will occur upon the consummation of this offering.

Without taking into account any other changes in such net tangible book value after June 30, 2004, other than to give effect to (1) the conversion of all our preference shares into ordinary shares that will occur upon the consummation of this offering, and (2) our sale of the 5,000,000 ADSs offered in this offering at the assumed initial public offering price of $11.00 per ADS, which is at the mid-point of our estimated initial public offering prices, with estimated net proceeds of $51.1 million after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at June 30, 2004 would have been $57,388,243, $0.58 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $2.90 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.49 per ordinary share, or $2.45 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of $1.63 per ordinary share, or $8.15 per ADS, to new investors in this offering.

The following table illustrates this dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share	$2.20
Pro forma tangible book value per ordinary share at June 30, 2004, assuming conversion of 51,476,333 preference shares	$0.08
Increase in net tangible book value per ordinary share attributable to price paid by new investors	$0.49
Pro forma net tangible book value per ordinary share after the offering	$0.57
Dilution in net tangible book value per ordinary share to new investors in the offering	$1.63
Dilution in net tangible book value per ADS to new investors in the offering	$8.15

The following table summarizes on a pro forma basis the differences as of June 30, 2004 between our shareholders as of June 30, 2004 and our new investors purchasing ADSs in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share equivalent and per ADS paid. The total ordinary shares do not include any exercise of the share options to purchase up to 12,517,988 of our ordinary shares outstanding as of June 30, 2004. To the extent that any of the outstanding and vested options are exercised, there will be further dilution to new investors.

					Average
	Ordinary shares				price per
	purchased		Total consideration		ordinary	Average
					share	price per
	Number	Percent	Amount	Percent	equivalent	ADS

Existing shareholders	74,329,933	74.8%	$5,655,100	9.3%	$0.08	$0.40
New investors	25,000,000	25.2	55,000,000	90.7	2.20	11.00

Total	99,329,933	100%	$60,655,100	100%	$0.61	$3.05

The foregoing discussion and table assume that none of the outstanding stock options has been exercised. As of June 30, 2004, there were stock options outstanding to purchase an aggregate of 12,517,988 of our ordinary shares of which 8,507,988 were exercisable at a weighted average exercise price of $0.16 per share. If all these options had been exercised on June 30, 2004 before giving effect to this offering, our pro forma net tangible book value would have been approximately $0.35 per ADS, or $0.07 per ordinary share, the increase in net tangible book value attributable to new investors would have been $0.47 per ordinary share, or $2.37 per ADS and the dilution in pro forma net tangible book value to new investors would have been $1.66 per ordinary share or $8.28 per ADS.

Exchange rates

Our business is currently conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus were made at $1.00 to RMB8.2766, which was the prevailing rate on June 30, 2004. The prevailing rate at October 1, 2004 was $1.00 to RMB8.2766. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

Renminbi per U.S. dollar noon buying rate	Average	High	Low	Period-End

1999	8.2783	8.2800	8.2770	8.2795
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2765	8.2769
2004
January	8.2770	8.2772	8.2767	8.2768
February	8.2771	8.2773	8.2768	8.2769
March	8.2771	8.2774	8.2767	8.2770
April	8.2769	8.2772	8.2768	8.2771
May	8.2771	8.2773	8.2768	8.2769
June	8.2767	8.2768	8.2766	8.2766
July	8.2767	8.2769	8.2766	8.2769
August	8.2768	8.2770	8.2766	8.2766
September	8.2767	8.2768	8.2766	8.2766
October (through October 1)	8.2766	8.2766	8.2766	8.2766

Source: Federal Reserve Bank of New York

Selected consolidated financial and operating data

The following summary consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Prior to April 2000, we did not conduct any business operations. During 2000, we acquired all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, and commenced our current online financial and listed company data and information operations. We did not generate any revenue in connection with our current business until April 2001, when we commercially launched our subscription services. Our statements of operations and comprehensive income (loss) for the years ended December 31, 2001, 2002 and 2003 and our balance sheets as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements which have been audited by Deloitte Touche Tohmatsu Certified Public Accountants Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. on those financial statements is included elsewhere in this prospectus. Our summary consolidated financial information for the years ended December 31, 1999 and 2000, and for each of the six months ended June 30, 2003 and 2004 and as of December 31, 1999 and 2000, and June 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements, of which our unaudited consolidated statements as of or for the six months ended June 30, 2003 and 2004 are included in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and, in the case of the interim statements as of or for the six months ended June 30, 2003 and 2004, contain normal recurring adjustments which are in the opinion of management necessary for a fair presentation of the results for such unaudited period. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. The selected consolidated financial information for those periods and as of those dates should be read in conjunction with those statements and the accompanying notes and “Management’s discussion and analysis of financial condition and results of operations.”

The pro forma per share data give effect to the conversion of our outstanding preference shares into ordinary shares that will occur upon the consummation of this offering.

						For the six months
	For the year ended December 31,					ended June 30,
(In thousands of U.S. dollars, except per share
and per ADS data)(1)	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$—	$5	$102	$1,098	$2,354	$1,097	$2,285
Business tax	—	(1)	(5)	(48)	(83)	(50)	(16)

Net revenues	—	4	97	1,050	2,271	1,048	2,269

Cost of revenues	—	(249)	(265)	(254)	(298)	(155)	(188)

Gross (loss) profit	—	(245)	(168)	796	1,973	893	2,081
Operating expenses:
General and administrative	(5)	(227)	(258)	(253)	(304)	(146)	(165)
Product development	—	(116)	(185)	(157)	(149)	(77)	(80)
Sales and marketing	—	(132)	(128)	(275)	(284)	(118)	(346)
Stock based compensation	—	—	—	—	(96)	(96)	(157)

Total operating expenses	(5)	(475)	(571)	(685)	(833)	(437)	(747)

						For the six months
	For the year ended December 31,					ended June 30,
(In thousands of U.S. dollars, except per share
and per ADS data)(1)	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)
Income (loss) from operations	(5)	(720)	(738)	111	1,140	456	1,334
Interest income	1	120	100	95	51	28	43
Interest expense	—	(17)	(6)	—	—	—	—
Other income (expense)	—	—	—	(4)	(1)	(1)	(0)

Income (loss) before income taxes	(4)	(617)	(644)	203	1,190	483	1,377
Income tax	—	—	—	—	—	—	83

Net income (loss)	$(4)	$(617)	$(644)	$203	$1,190	$483	$1,461
Dividends on preference shares	—	—	—	—	(351)	—	—

Income (loss) attributable to ordinary shareholders	(4)	(617)	(644)	203	838	483	1,461

Income (loss) per share-basic	$(0.04)	$(0.05)	$(0.04)	$0.01	$0.04	$0.03	$0.07

Income (loss) per share-diluted	$(0.04)	$(0.05)	$(0.04)	$0.00	$0.01	$0.01	$0.02

Pro forma basic income per share					$0.01		$0.02

Pro forma diluted income per share					$0.01		$0.02

Income per ADS equivalent-basic(3)			$(0.18)	$0.06	$0.21	$0.13	$0.33

Income per ADS equivalent-diluted(3)			$(0.18)	$0.01	$0.06	$0.03	$0.09

Dividend declared per ordinary share	—	—	—	—	$0.01	—	—

	As of December 31,					As of June 30,

(In thousands of U.S. dollars)(1)	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)
Consolidated balance sheets data:
Cash and cash equivalents	$1	$4,516	$3,487	$4,451	$5,806	$5,183	$8,655
Current working capital(4)	(1)	3,979	3,366	3,565	4,306	4,053	5,670
Total assets	1	5,137	3,994	4,929	6,606	5,746	9,618
Deferred revenue	—	—	186	934	1,278	1,168	3,133
Total current liabilities	2	749	249	982	1,875	1,222	3,329
Total shareholders’ equity	$(1)	$4,388	$3,745	$3,947	$4,731	$4,525	$6,289

				As of or for the
	As of or for the twelve months			six months ended
	ended December 31,			June 30,

(in thousands except for ASF data)	2001	2002	2003	2003	2004

Unaudited selected operating data:(5)
Registered users(6)	292.3	567.5	1,111.9	782.8	1,735.8
New subscribers(7)	4.4	16.4	17.3	9.7	18.8
ASF per new subscriber(8)	$45	$69	$93	$75	$144
Repeat subscribers(9)	1.3	7.1	10.1	6.7	7.9
ASF per repeat subscriber(10)	$62	$111	$111	$92	$188

(1) For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, all translations from Renminbi to U.S. dollars were calculated at RMB8.2783, RMB8.2784, RMB8.2770, RMB8.2770 and RMB8.2770 per US$1.00, respectively. For the six months ended June 30, 2003 and 2004, the translations were calculated at RMB8.2770 and RMB8.2767 per US$1.00, respectively.

For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that period. The exchange rates as at December 31, 2001, 2002 and 2003 were RMB8.2766, RMB8.2800 and RMB8.2769 per US$1.00, respectively. For June 30, 2003 and June 30, 2004, the exchange rates were RMB8.2774 and RMB8.2766 per US$1.00, respectively.

(2) We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

(3) Each ADS represents five ordinary shares.

(4) Current working capital is the difference between total current assets and total current liabilities.

(5) Unaudited selected operating data has been derived from our operating records.

(6) Registered users as of a specified date reflect the total number of users who are registered with our website as of that date.

(7) New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period.

(8) ASF per new subscriber for a specified period represents the average subscription fee per new subscriber for that period.

(9) Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

(10) ASF per repeat subscriber for a specified period represents the average subscription fee per repeat subscriber for that period.

Management’s discussion and analysis

of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see “Risk factors”.

Overview

We believe we are one of the leading companies that specialize in providing online financial and listed company data and information in China in terms of popularity among Internet users that invest in stocks and access online financial information, as measured by frequency of visits and user spending. We offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums. Our service offerings can be accessed using our research tools and through our website at www.jrj.com.cn.

Our service offerings are used by and targeted at a broad range of investors in China, from individual investors managing their own money to professional investors, which consist of institutional investors managing large sums of money on behalf of their clients and high net worth individuals. In addition, our service offerings are targeted at other financial professionals such as investment bankers, stock analysts and financial reporters. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a growing base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$290) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions grew significantly from approximately 900 for the twelve months ended June 30, 2003 to approximately 3,800 for the twelve months ended June 30, 2004.

We have experienced significant revenue and earnings growth since the commercial launch of our service offerings in April 2001. Our net revenues increased by 116.3% to $2.3 million in 2003 from $1.0 million in 2002 and by 116.6% to $2.3 million for the six months ended June 30, 2004 from $1.0 million for the same period in 2003. Our net income increased by 487.6% to $1.2 million in 2003 from $0.2 million in 2002 and by 202.6% to $1.5 million for the six months ended June 30, 2004 from $483,000 for the same period in 2003. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period. Our deferred revenues were $3.1 million as of June 30, 2004, representing a 168.3% increase from our deferred revenues of $1.2 million as of June 30, 2003.

Gross revenues

We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. To a significantly lesser extent, we also derive revenues from the provision of short messaging services and through advertisement sales on our website, which together accounted for less than 1.7% and 3.1% of our gross revenues in 2003 and for the six months ended June 30, 2004, respectively. We expect our revenues from online advertisement sales to increase in future periods as we plan to increase our ability to place unobtrusive advertisements on our website. For example, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-links arrangements we have with companies in China.

Gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $40,000 and $221,000 in revenue for VAT refunds in 2003 and for the six months ended June 30, 2004, respectively.

We generate subscription fee revenues from the sales of six service packages we currently offer, which are comprised of downloadable and web-based research tools. Our subscribers pay us a subscription fee ranging from RMB99 (US$12) for the most basic service we offer to as much as RMB12,000 (US$1,450) for our most complete software package, depending on the research tools and premium features selected by our subscribers. Our subscription price for each of our six current service packages varies between these amounts, depending on the package. A subscription permits the subscriber to use the selected service package for a one-year period.

The most significant factors that affect our subscription revenues are:

•	the number of registered users to our website;

•	the number of new subscribers purchasing our subscription services;

•	the number of our repeat subscribers; and

•	the service packages selected by our subscribers.

Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our website and rely on our offerings, we expect that a number of them will opt to purchase our subscription services. Substantially all of our revenues are currently derived from our subscription services. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. The number of new subscribers in a period is a measure of our revenue growth in that period attributable to the expansion of our customer base. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period. We view increases in repeat subscribers as a measure of market acceptance and customer loyalty to our service offerings.

We generally encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings. Because we charge more for our newer and more comprehensive service packages, as the number of subscribers for a given period select one of our more comprehensive service packages, our average subscription fee per subscriber, or ASF, would be expected to increase for that period. We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. From time to time, we may offer discounts to and promotional rates for our service packages, which may be offered to new subscribers or repeat subscribers. For example, in April 2004, in connection with the launch of our newest version of Grand Reference we began offering Grand Reference subscribers a one-time renewal for a non-upgraded subscription to Grand Reference at RMB480 (US$58). If the number of repeat subscribers in a period elect to subscribe to one of our more comprehensive service packages, such as Grand Reference, at discount or promotional rates, ASF for that period would be expected to decrease.

The following table sets forth our registered users, new subscribers, ASF per new subscriber, repeat subscribers and ASF per repeat subscriber as of or for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004.

				As of or for the
	As of or for the twelve months			six months ended
	ended December 31,			June 30,

(in thousands except for ASF data)	2001	2002	2003	2003	2004

Unaudited selected operating data:(1)
Registered users(2)	292.3	567.5	1,111.9	782.8	1,735.8
New subscribers(3)	4.4	16.4	17.3	9.7	18.8
ASF per new subscriber(4)	$45	$69	$93	$75	$144
Repeat subscribers(5)	1.3	7.1	10.1	6.7	7.9
ASF per repeat subscriber(6)	$62	$111	$111	$92	$188

(1) Unaudited selected operating data has been derived from our operating records.

(2) Registered users as of a specified date reflect the total number of users who are registered with our website as of that date.

(3) New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period.

(4) ASF per new subscriber for a specified period represents the average subscription fee per new subscriber for that period.

(5) Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

(6) ASF per repeat subscriber for a specified period represents the average subscription fee per repeat subscriber for that period.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. Because CFO Beijing and Fuhua operate in China, their gross revenues from sales that are not subject to VAT are subject to a business tax at a rate of 5%. We expect to pay business tax in the PRC on online advertising revenues we expect to generate in the future. Accordingly, we expect our business tax payments to increase in line with the increase in our advertising revenues in future periods.

Revenue recognition

We charge our subscribers a subscription fee for the right to use our service packages for a one-year period. Since we accept cash as the only payment method, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the one-year subscription period, and promptly provide the subscriber with that account’s access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the twelve month period corresponding with the subscriber’s subscription period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the twelve month service period.

We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.

Cost of revenues

Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of data, salary and compensation, depreciation and rent.

Cost of data. Our cost of data consists of fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically between one and three years, depending on the provider. Our cost of data is the largest component of our cost of revenues and is likely to be our most variable element of cost of revenues. Our cost of data is expected to increase (1) if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources or (2) due to rate increases we may experience in the future upon renewal of our existing agreements.

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues relate to our web content and database personnel. We expect that our salary and compensation expenses will increase in the future as we intend to increase our customer service performance as our business further grows and expands.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that we believe is directly used in the provision of our web content and database services. We allocate rent to cost of revenues to the extent the space is occupied by our web content and database personnel.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily our network and servers. We include depreciation within cost of revenues when the relevant assets are directly related to the provision of our web content and database services.

Operating expenses

Our operating expenses consist of general and administrative expenses, product development expenses, sales and marketing expenses and stock-based compensation expenses. Our operating expenses have decreased as a percentage of net revenues for each of the past three years and for the six months ended June 30, 2004, due to economies of scale we have achieved allowing us to increase our revenues without significantly increasing our operating expenses, the majority of which are relatively fixed relative to the level of our operations. The most significant factors affecting our operating expenses are:

•	advertising expenses relating to our sponsorship arrangements with portals, search engines and other websites; and

•	salary and benefits for our employees, particularly our sales and marketing personnel and our management team.

We expect our operating expenses as a percentage of net revenues will continue to decrease for the foreseeable future, but the rate of such decrease will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity relative to the growth or expansion of our business, including efforts we may undertake to expand our online advertising business.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and general office furniture and equipment.

Product development expenses. Our product development expenses primarily consist of salary and compensation expenses of personnel engaged in the research, development and implementation of our new service offerings, rent and depreciation of equipment attributable to our product development efforts. We expect that our product development expenditures will remain relatively flat for at least the next twelve months, which we believe will be sufficient to meet our expected product development needs during that period. However, we may apply a portion of our net proceeds from this offering for product development purposes in the future.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel and advertising expenses that we pay to portals, search engines and other websites that we view as important for attracting users for our services. In 2002, advertising expenses also included payments we made to an Internet advertising agent who was primarily responsible for the negotiation and placement of our advertisements on other websites. However, since November 2002, we have directly negotiated with portals, search engines and other websites and have now fully internalized our advertising efforts. Growth in our sales and marketing expenses will depend on the ability of our advertising department to reach agreements with additional portals and websites and the rate such third parties will charge us to advertise on their websites. We expect to continue to increase our sales and marketing efforts in the foreseeable future, including our plan to hire up to ten additional sales and marketing personnel to focus on online advertising sales for our website. While we currently expect our sales and marketing expenses to increase at a slower rate than we expect our net revenues to increase, expenses relating to our online advertising sales efforts that we expect to incur in future periods could cause our sales and marketing expenses to increase at a faster rate than we have previously experienced.

Our acquisition cost per new subscriber for any given period is our total sales and marketing expenses for that period, divided by the number of new subscribers for the same period. Our acquisition cost per new subscriber fluctuates from period to period, depending on the effectiveness of our sales and marketing efforts, as well as other factors such as the performance of the stock markets in China. For example, for the six months ended June 30,

2004, our acquisition cost per new subscriber increased to $18.4 from $12.1 for the same period in 2003, primarily due to an increase in sales and marketing expenses.

Stock-based compensation expenses. In May 2003, we issued 2,666,600 ordinary shares at par value, which were valued at $0.036 per share, to Jun Ning, our chairman and chief executive officer, resulting in a stock-based compensation expense of $96,000. During the six month period ended June 30, 2004, we granted options to purchase a total of 12,517,988 of our ordinary shares to our directors, officers and employees, and some of our consultants and advisors, for which we recorded $53,000 of deferred stock compensation during the six months ended June 30, 2004, of which we amortized $25,000 and incurred $71,000 of stock-based compensation expense for the same period. In April 2004, we issued 730,000 ordinary shares at par value to Sam Qian, our chief financial officer, which vest over a two year period and were valued at $0.67 per share, resulting in deferred stock compensation of $489,000 during the six months ended June 30, 2004, of which we amortized $61,000 over the same period as stock-based compensation expense.

Stock option plan and option agreements

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, under which we could issue share options with the right to purchase up to 5,688,488 ordinary shares to our directors, officers, employees, individual consultants and advisors. We amended the Plan in September 2004 to permit the issuance of options to purchase up to an additional 5,000,000 ordinary shares. We have granted options under the Plan with the right to purchase a total of 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors), and we may in the future grant options to purchase up to an additional 5,000,000 ordinary shares under the Plan. For options granted under the Plan to directors, officers and employees, we recorded deferred stock compensation of $53,000 during the six months ended June 30, 2004, of which we amortized $25,000 over the same period as stock-based compensation expense.

We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors. For options granted under these option agreements, and the 90,000 options granted under the Plan to individual consultants and advisors, we incurred deferred stock compensation of $74,000 during the six months ended June 30, 2004, of which we amortized $71,000 over the same period as stock-based compensation expense.

We have a total number of 8,507,988 options that are vested and immediately exercisable for ordinary shares. All of the options we granted in January 2004 have an exercise price of $0.16 per share and expire on March 5, 2009, while the options we granted in June 2004 have an exercise price of $1.04 per share and expire on March 5, 2009. All of the options granted under the Plan to our directors and managers have a vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of five years. The options we granted to consultants and advisers vested immediately upon grant or within two years.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made.

Stock-based compensation. In 2003, we issued 2,666,600 ordinary shares at par value to our chief executive officer, which were valued at $0.036 per share. We obtained a valuation analysis by an independent appraiser which confirmed the determination of the fair value of our ordinary shares as of the date the ordinary shares were issued. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value our business. Changes in the assumptions used in the valuation can materially affect the fair value estimate.

We granted 5,278,488 stock options to our directors, officers and employees in January 2004 under the Plan, at an exercise price of $0.16 per share. The fair value of our ordinary shares as of the grant date of these options on January 5, 2004 was determined by a valuation analysis conducted by an independent appraiser. As a result of this valuation, the independent appraiser determined the fair value of our ordinary shares to be $0.17 as of January 5, 2004. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value our business. Changes in the assumptions used in the valuation can materially affect the fair value estimate. We recorded a deferred stock compensation amount for the excess of the fair value of the options at the measurement date over the amount an employee must pay to acquire the ordinary shares upon exercise of the options. The deferred stock compensation will be amortized on a straight-line basis and charged to stock-based compensation expense over the vesting period of underlying options, which is generally over one to five years. We recorded deferred stock compensation of $53,000 for stock options granted to employees during the six months ended June 30, 2004, of which we amortized $25,000 over the same period as stock-based compensation expense.

In January 2004, we also granted 6,919,500 share options to purchase ordinary shares to non-employees, who are our consultants and advisors, of which 6,829,500 share options were granted outside the Plan and 90,000 share options were granted under the Plan. We used a Black-Scholes option-pricing model to compute the fair value of these options as of the grant date. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected volatility rates experienced by comparable public companies. Changes in the assumptions used in the valuation can materially affect the fair value estimate. Based on these results and the valuation report from an independent appraiser, we recorded $74,000 of deferred stock compensation relating to these options for the six months ended June 30, 2004, of which we amortized $71,000 over the same period as stock-based compensation expense.

In April 2004, we issued 730,000 ordinary shares at par value to Sam Qian, our chief financial officer, which vest over two years and were valued at $0.67 per share. Our determination of the fair value for our ordinary shares on April 1, 2004 was calculated assuming a steady increase in the fair value of our ordinary shares between January 5, 2004 and June 11, 2004, for which we had readily determinable fair value amounts. We determined that the fair value of our ordinary shares had steadily increased during this period based on several factors, including:

•	market volatility experienced by comparable Chinese Internet companies traded on Nasdaq during the period between January 2004 and June 2004;

•	the increase in our gross revenues by 46.5% from $645,000 for the three months ended December 31, 2003 to $945,000 for the three months ended March 31, 2004, and by an additional 41.8% to $1.3 million for the three months ended June 30, 2004;

•	the increase in our gross profit by 48.9% from $562,000 for the three months ended December 31, 2003 to $837,000 for the three months ended March 31, 2004, and by an additional 48.6% to $1.2 million for the three months ended June 30, 2004;

•	the launch of Grand Reference v.5, our most comprehensive service package, in April 2004;

•	the strengthening of our senior management team through the hiring of our chief financial officer and chief operating officer in April and June 2004, respectively; and

•	the increase in the number of our sponsorship arrangements from 23 as of December 31, 2003 to 27 as of June 30, 2004, and the increase in the number of our cooperation arrangements with Chinese news publishers and media companies from 6 as of December 31, 2003 to 77 as of June 30, 2004.

We recorded deferred stock compensation of $489,000 for the six months ended June 30, 2004, of which we amortized $61,000 over the same period as stock-based compensation expense.

In June 2004, we also granted 320,000 options under our Plan to our directors at an exercise price of $1.04 per share, the fair value of our ordinary shares as of the date of grant. We determined the deemed fair value of our ordinary shares based on several factors, including a contemporaneous sale of preference shares by one of our shareholders to an unrelated third party, which valued our preference shares at the same per share price of $1.04.

Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, or SFAS No. 146, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructur-

ing).” SFAS No. 146 will be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, we have elected to utilize the accounting method prescribed by APB Opinion No. 25 and will adopt the disclosure requirements of SFAS No. 148 commencing January 1, 2004. Prior to 2004, we did not grant stock options.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150., establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of SFAS No. 150 are: (1) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (2) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (3) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares, excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

In November 2002, FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on our financial position, cash flows or results of operations.

In January 2003, FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights, called “variable interest entities” or “VIEs” and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003, FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, we have retroactively adopted the provisions from the inception of the VIE.

In November 2002, the Emerging Issue Task Force, or EITF, reached a consensus on Issue No. 00-21, or EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. We have adopted EITF No. 00-21 and it did not have a material impact on our financial position, cash flows or results of operations.

Quarterly results of operations

The following table presents certain unaudited consolidated quarterly financial data for each of the six quarters in the period from January 1, 2003 to June 30, 2004. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this prospectus. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period.

	For the three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
(in thousands of U.S. dollars)(1)	2003	2003	2003	2003	2004	2004

	(unaudited)
Consolidated statement of operations and comprehensive income data:
Gross revenues(2)	$541	$557	$611	$645	$945	$1,340
Business tax	(26)	(24)	(19)	(14)	(11)	(5)

Net revenues	515	533	592	631	934	1,335
Cost of revenues	(78)	(77)	(75)	(69)	(97)	(91)

Gross profit	437	456	517	562	837	1,244
Operating expenses:
General and administrative	(57)	(89)	(60)	(98)	(72)	(93)
Product development	(38)	(39)	(34)	(38)	(37)	(43)
Sales and marketing	(56)	(62)	(80)	(86)	(124)	(221)
Stock based compensation	—	(96)	—	—	(90)	(67)

Total operating expenses	(151)	(286)	(174)	(222)	(323)	(424)
Income from operations	286	170	343	340	514	820
Interest income	14	14	12	12	14	30
Interest expenses	—	—	—	—	—	—
Other income (expense)	(1)	—	—	—	—	(1)

Income before income tax expense	299	184	355	352	528	849
Income tax	—	—	—	—	(9)	93

Net income	$299	$184	$355	$352	$519	$942

(1) For a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. The exchange rates for the three months ended March 31, June 30, September 30, December 31, 2003 and for the three months ended March 31 and June 30, 2004 were RMB8,2770, RMB8,2771, RMB8,2774, RMB8,2770, RMB8,2769 and RMB8,2766, respectively.

(2) We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period. In particular, our operating results in any quarterly period may be affected by a number of factors, including the following:

•	Because our operating results are highly dependent on China’s stock markets, our operating results will be subject to the volatility and performance of China’s stock markets during the period.

•	We may experience seasonal variations in investor activity in China. Investors in China tend to be more active during the third quarter due to, among other reasons, the absence of any major Chinese holidays and market closings in that quarter relative to the other quarters. As a result, our results of operations would be expected to be relatively higher during periods with fewer market closings.

•	The online financial data and information services industry in China and our business are both relatively new and rapidly evolving, which has resulted in significant volatility in our operating results.

•	One of our strategies is to increase revenues through online advertisement sales. We can give no assurance that we will be able to establish and maintain an online advertisement sales business or increase our revenues as a result of such efforts. Moreover, even if we are successful in those efforts, before we will be able to improve our results of operations from online advertisement sales in the future, we may incur additional expenses, such as compensation expenses, relating to expanding our online advertising business in the near-term before we would expect to see increased revenues from these efforts.

Because we have experienced significant revenue and earnings growth since we commercially launched our service offerings in April 2001, the impact of these factors on our operating results have been offset to a more significant degree than we may experience in the future. See “Risk factors” and “Forward-looking statements” for other factors that may affect our future operating results.

Results of operations

The following table sets forth certain information relating to our results of operations for the periods indicated:

				For the six months
	For the year ended December 31,			ended June 30,

(in thousands of U.S. dollars)(1)	2001	2002	2003	2003	2004

				(unaudited)
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$102	$1,098	$2,354	$1,097	$2,285
Business tax	(5)	(48)	(83)	(50)	(16)

Net revenues	97	1,050	2,271	1,048	2,269
Cost of revenues	(265)	(254)	(298)	(155)	(188)

Gross (loss) profit	(168)	796	1,973	893	2,081
Operating expenses:
General and administrative	(258)	(253)	(304)	(146)	(165)
Product development	(185)	(157)	(149)	(77)	(80)
Sales and marketing	(128)	(275)	(284)	(118)	(346)
Stock-based compensation	—	—	(96)	(96)	(157)

Total operating expenses	(571)	(685)	(833)	(437)	(747)
Income (loss) from operations	(738)	111	1,140	456	1,334
Interest income	100	95	51	28	43
Interest expenses	(6)	—	—	—	—
Other income (expense)	—	(4)	(1)	(1)	(0)

Income (loss) before income taxes	(644)	203	1,190	483	1,377
Income tax	—	—	—	—	83

Net income (loss)	$(644)	$203	$1,190	$483	$1,461

(1) For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2001, 2002 and 2003, all translations from Renminbi to U.S. dollars were calculated at RMB8.2770, RMB8.2770 and RMB8.2770 per US$1.00, respectively. For the six months ended June 30, 2003 and 2004, the translations were calculated at RMB8.2770 and RMB8.2767 per US$1.00 respectively.

(2) We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated:

	For the year ended			For the six months
	December 31,			ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues	104.8%	104.6%	103.7%	104.7%	100.7%
Business tax	(4.8)	(4.6)	(3.7)	(4.7)	(0.7)

Net revenues	100	100	100	100	100
Cost of revenues	(272.7)	(24.2)	(13.1)	(14.7)	(8.3)

Gross (loss) profit	(172.7)	75.8	86.9	85.3	91.7
Operating expenses:
General and administrative	(265.4)	(24.1)	(13.4)	(13.9)	(7.3)
Product development	(190.1)	(14.9)	(6.6)	(7.3)	(3.5)
Sales and marketing	(132.1)	(26.2)	(12.5)	(11.3)	(15.2)
Stock-based compensation	—	—	(4.2)	(9.2)	(6.9)

Total operating expenses	(587.7)	(65.3)	(36.7)	(41.7)	(32.9)
Income (loss) from operations	(760.3)	10.6	50.2	43.5	58.8
Interest income	102.9	9.1	2.3	2.6	1.9
Interest expenses	(5.8)	—	—	—	—
Other income (expense)	—	(0.3)	(0.1)	(0.1)	—
Income (loss) before income taxes	(663.3)	19.3	52.4	46.1	60.7
Income tax	—	—	—	—	3.7

Net income (loss)	(663.3)%	19.3%	52.4%	46.1%	64.4%

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Revenues

Our gross revenues increased by 108.2% from $1.1 million for the six months ended June 30, 2003 to $2.3 million for the same period in 2004. This increase is primarily due to growth in revenues from our subscription services. Our new subscribers increased by 93.1% to 18,800 new subscribers for the six months ended June 30, 2004 from 9,700 new subscribers during the same period in 2003, and our average subscription fee per subscriber, or ASF, for new subscribers increased by 93.1% to $144 for the six months ended June 30, 2004 from $75 for the same period in 2003. Our repeat subscribers increased by 18.5% to 7,900 for the six months ended June 30, 2004 from 6,700 for the six months ended June 30, 2003. Our ASF for repeat subscribers increased by 104.2% to $188 for the six months ended June 30, 2004 from $92 for the same period in 2003. The increase in our ASF for both new and repeat subscribers reflects price increases associated with our continued efforts to provide more comprehensive and higher priced service offerings. For example, in June 2003, we introduced Grand Reference v.3 at $361, and in April 2004, we introduced Grand Reference v.5, a more comprehensive service package than Grand Reference v.3 and the most comprehensive we offer, at $1,450. The increase of our ASF for repeat subscribers reflects the successful migration of a number of repeat subscribers to more comprehensive and higher priced service offerings.

Our business taxes attributable to our gross revenues decreased from $50,000 during the six months ended June 30, 2003 to $16,000 during the same period in 2004, primarily because four of our products received certificates from the PRC government qualifying them as software products and revenues from these software products became subject to VAT in lieu of business tax. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 116.6% to $2.3 million for the six months ended June 30, 2004 from $1.0 million for the same period in 2003.

Cost of revenues

Our cost of revenues for the six months ended June 30, 2004 increased by 21.7% to $188,000 from $155,000 for the same period in 2003 primarily because our cost of data increased by 77.6% to $93,000 for the six months ended June 30, 2004 from $52,000 for the same period in 2003, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.

Gross profit

As a result of the foregoing, our gross profit increased by 133.0% to $2.1 million for the six months ended June 30, 2004 from $893,000 for the same period in 2003.

Operating expenses

Our operating expenses increased by 70.9% to $747,000 for the six months ended June 30, 2004 from $437,000 for the same period in 2003. The increase in our operating expenses was primarily the result of an increase in our sales and marketing expenses, an increase in our stock-based compensation expenses and, to a lesser extent, an increase in our general and administrative expenses, while our product development expense remained relatively flat. Operating expenses as a percentage of net revenues decreased to 32.9% for the six months ended June 30, 2004 from 41.7% for the same period in 2003 because our net revenues grew at a faster rate than the rate of increase in our operating expenses.

General and administrative. Our general and administrative expenses increased by 13.2% to $165,000 for the six months ended June 30, 2004 from $146,000 for the same period in 2003 due primarily to an increase in salary expenses of $23,000 and an increase in bank finance charges for online payments made by some of our subscribers in the amount of $18,000, partially offset by reductions in other general office expenses. In addition, we made a one-time payment in the second quarter of 2003 of director’s fee to our former chairman for his services rendered to our board of directors, without having any similar payments in the six months ended June 30, 2004. Our general and administrative expenses as a percentage of net revenues decreased to 7.3% for the six months ended June 30, 2004 from 13.9% for the same period in 2003.

Product development. Our product development expenses increased by 3.7% to $80,000 for the six months ended June 30, 2004 from $77,000 for the same period in 2003. However, our product development expenses decreased as a percentage of net revenues to 3.5% for the six months ended June 30, 2004 from 7.3% for the same period in 2003, as our product development expenses remained relatively fixed while our net revenues increased.

Sales and marketing. Our sales and marketing expenses increased by 192.9% to $346,000 for the six months ended June 30, 2004 from $118,000 for the same period in 2003. This increase is largely attributable to an increase in our advertising expenditures and an increase in our customer service and sales personnel to address increased subscription demand. Our advertising expenditures increased substantially to $159,000 for the six months ended June 30, 2004 from $18,000 for the same period in 2003, primarily reflecting increases in our sponsorship arrangements with portals, search engines and other websites and, to a lesser extent, an increase in the advertising fee we pay to one of our sponsors. Salary and compensation expenses attributable to our sales and marketing personnel increased by 75.0% to $103,000 for the six months ended June 30, 2004 from $59,000 for the same period in 2003, reflecting an increase in headcount of 16 employees. Our sales and marketing expenses as a percentage of net revenues increased to 15.2% for the six months ended June 30, 2004 from 11.3% for the same period in 2003. Our acquisition cost per new subscriber increased by 52.1% to $18.4 for the six months ended June 30, 2004 from $12.1 for the six months ended June 30, 2003, primarily due to increases in sales and marketing expenses as we expanded advertising efforts to increase the number of our sponsorship arrangements and as we increased the size of our sales and marketing team during the six months ended June 30, 2004.

Stock-based compensation. Our stock-based compensation expense increased by 62.7% to $157,000 for the six months ended June 30, 2004 from $96,000 for the same period in 2003. This increase reflects stock-based compensation expense we incurred in the six months ended June 30, 2004 of $96,000, resulting from our grant of 12,197,988 stock options to our directors, officers, employees, consultants and advisors in January 2004 and $61,000 resulting from our sale of 730,000 restricted shares in April 2004 to our chief financial officer in connection with his initial employment, while we incurred stock-based compensation expense of $96,000 resulting from our sale of 2,666,600 ordinary shares to our chairman and chief executive officer during the same period in 2003.

Income from operations

As a result of the foregoing, we had income from operations of $1.3 million for the six months ended June 30, 2004, compared to income from operations of $456,000 for the same period in 2003. Our operating margin increased to 58.8% for the six months ended June 30, 2004 from 43.5% for the same period in 2003, because our revenues grew at a faster rate than the rate of increase in our cost of revenues and operating expenses.

Interest income

Our interest income increased by 56.0% to $43,000 for the six months ended June 30, 2004 from $28,000 for the same period in 2003, due to a significant increase in our cash balances during the periods.

Net income

As a result of the foregoing, our net income increased by 202.6% to $1.5 million for the six months ended June 30, 2004 from $483,000 for the same period in 2003. Our net margin increased to 64.4% for the six months ended June 30, 2004 from 46.1% for the same period in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Our gross revenues increased by 114.4% to $2.4 million in 2003 from $1.1 million in 2002. This increase resulted primarily from growth in revenues from our subscription services. Our new subscribers increased by 5.6% to 17,300 new subscribers for the year ended December 31, 2003 from 16,400 new subscribers during the same period in 2002, and our average subscription fee per subscriber, or ASF, for new subscribers increased by 34.4% to $93 for the year ended December 31, 2003 from $69 for the same period in 2002. Our repeat subscribers increased by 41.4% to 10,100 repeat subscribers for the year ended December 31, 2003 from 7,100 repeat subscribers during the same period in 2002, and our ASF for repeat subscribers for 2003 and 2002 remained approximately the same at $111. The increase in our ASF for new subscribers reflects price increases associated with our continued efforts to provide more comprehensive and higher priced service packages, such as the introduction of Grand Reference v.3, Stock Finder and Storm. Our ASF for repeat subscribers in 2002 and 2003 remained relatively flat because we introduced discounts to existing subscribers for some of our service packages during 2003 when China’s stock markets were experiencing weak performance. These discounts had the effect of partially offsetting our efforts to introduce more comprehensive service packages at higher prices and to migrate subscribers to these new packages. For example, during the six month period ended June 30, 2003, we offered Grand Reference v.3, which was normally priced at RMB2,990 (US$361), to our existing subscribers at a discounted price of RMB580 (US$70). After taking into account business taxes attributable to our revenues, our net revenues increased by 116.3% to $2.3 million in 2003 from $1.0 million in 2002.

Cost of revenues

Our cost of revenues increased by 17.3% to $298,000 in 2003 from $254,000 in 2002. This increase was primarily due to increases in our cost of data and our depreciation expense. Our cost of data increased by 40.9% to $103,000 in 2003 from $73,000 in 2002, due to an increase in the number of vendors from which we acquired data and from rate increases with some of our vendors. Our depreciation expense included in cost of revenues increased by 33.6% to $65,000 in 2003 from $48,000 in 2002, as we expanded our network and server capacity in 2003 in connection with the growth of our business. Our salary and compensation attributable to cost of revenues remained relatively unchanged increasing by 3.1% to $87,000 in 2003 from $85,000 in 2002. As a percentage of our net revenues, cost of services decreased from 24.2% in 2002 to 13.1% in 2003 as our revenues grew at a faster rate than the rate of increase in our cost of revenues.

Gross profit

As a result of the foregoing, our gross profit increased 147.9% to $2.0 million in 2003 from $796,000 in 2002.

Operating expenses

Our operating expenses increased by 21.6% to $833,000 in 2003 from $685,000 in 2002. The increase in our operating expenses was principally a result of increases in our general and administrative expenses, sales and marketing expenses and stock-based compensation expense, while our product development expenses decreased slightly. Operating expenses as a percentage of net revenues decreased to 36.7% in 2003 from 65.3% in 2002, primarily due to the economies of scale we have achieved allowing us to increase revenues without significantly increasing expenses.

General and administrative. General and administrative expenses increased by 19.9% to $304,000 in 2003 from $253,000 in 2002. This increase resulted from increases in salary and compensation expenses and professional fees for audit and legal services work performed for us, which were partially offset by decreases in rent, depreciation and other expenses. Salary and compensation expenses increased to $176,000 in 2003 from $134,000 in 2002 primarily because we paid a one-time director’s fee to our former chairman in 2003 for his services rendered to our board of directors and also because our welfare payments increased in 2003 as a result of change in government welfare policy in 2002, which allowed us to use the over-funded portion of our employment contribution in 2001 to cover our welfare contribution obligations in 2002. In 2003, we were required to make ordinary welfare payments as they became due. Professional expenses for audit and legal services increased to $25,000 in 2003 from $9,000 in 2002 primarily because of expenses incurred in connection with our fund raising efforts in 2003. Our general and administrative expenses as a percentage of net revenues decreased to 13.4% in 2003 from 24.1% in 2002, because our general and administrative expenses remained relatively fixed while our revenues increased.

Product development. Our product development expenses decreased by 4.9% to $149,000 in 2003 from $157,000 in 2002. This decrease was primarily attributable to the reduction in headcount of one of our more highly compensated employees, partially offset by an increase in our depreciation expenses. Our product development expenses as a percentage of net revenues decreased to 6.6% in 2003 from 14.9% in 2002, because our product development expenses remained relatively fixed while our revenues increased.

Sales and marketing. Our sales and marketing expenses increased by 3.3% to $284,000 in 2003 from $275,000 in 2002, primarily due to the expansion of our internal sales and marketing department. Our salary and compensation, depreciation and rent expenses increased as a result of an increase in the number of our sales and marketing personnel from 15 as of December 31, 2002 to 25 as of December 31, 2003, largely offset by reduced advertising costs to third parties resulting from our decision not to renew our contract with a third party Internet advertising agent in November 2002 and to directly place advertisements with portals, search engines and other websites. Our sales and marketing expenses as a percentage of net revenues decreased to 12.5% in 2003 from 26.2% in 2002, as the aggregate amount of our sales and marketing expenses remained relatively fixed even after we increased our internal advertising efforts while our revenues increased. Our acquisition cost per new subscriber decreased by 1.8% to $16.4 in 2003 from $16.7 in 2002.

Stock-based compensation. Our stock-based compensation expenses increased to $96,000 in 2003, resulting from our sale of 2,666,600 shares to our chairman and chief executive officer in May 2003. We did not incur any stock-based compensation expense in 2002.

Income from operations

As a result of the foregoing, we had income from operations of $1.1 million in 2003 compared to income from operations of $111,000 in 2002. Our operating margin increased to 50.2% for 2003 from 10.6% for 2002, because our revenues grow at a faster rate than the rate of increase in our cost of revenues and operating expenses.

Interest income

We had interest income of $51,000 and $95,000 in 2003 and 2002, respectively, reflecting a decrease in the interest income we earned on our cash deposits due to a decrease on the deposit interest rates in China during the two-year period, partially offset by an increase in our cash balances during the periods.

Net income

As a result of the foregoing, our net income increased 487.6% to $1.2 million in 2003 from $203,000 in 2002. Our net margin increased to 52.4% in 2003 from 19.3% in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Our gross revenues increased from $102,000 in 2001 to approximately $1.1 million in 2002. This increase resulted from several factors:

•	We began the commercial launch of our subscription services initially in April 2001 and only with limited features;

•	We commercially launched our first version of Grand Reference initially in February 2002, and we also developed a number of additional service packages and premium features upgrades in 2002; and

•	The continued commercial acceptance of our services by our subscribers in 2002.

Cost of revenues

Our cost of revenues decreased by 4.2% to $254,000 in 2002 from $265,000 in 2001. This change was primarily due to decreases in our cost of data, which decreased by 9.5% to $73,000 in 2002 from $81,000 in 2001, due to the termination of our arrangements with certain of our data providers, and salary and compensation and expenses, which decreased by 6.8% to $85,000 in 2002 from $91,000 in 2001. These changes were partially offset by increases in our depreciation expense, which increased by 14.0% to $48,000 in 2002 from $42,000 in 2001, and rent expense, which increased by 7.1% to $41,000 in 2002 from $38,000 in 2001. As a percentage of net revenue, cost of services decreased from 272.7% in 2001 to 24.2% in 2002 due largely to the significant increase in our net revenues in 2002.

Gross profit

As a result of the foregoing, our gross profit increased from a loss of $168,000 in 2001 to a gross profit of $796,000 in 2002. Our gross margin increased from (172.7%) in 2001 to 75.8% in 2002.

Operating expenses

Our operating expenses in 2002 increased by 20.0% to $685,000 from $571,000 in 2001. This increase was primarily due to increases in our sales and marketing expenses. Operating expenses as a percentage of net revenues decreased to 65.3% in 2002 from 587.7% in 2001.

General and administrative. General and administrative expenses decreased by 1.7% to $253,000 in 2002 from $258,000 in 2001. This decrease was primarily due to a decrease in our professional expenses during the two-year period, which included legal fees we paid in 2001 related to our restructuring offset by an increase in our other expenses attributable to our general office expenses. Our general and administrative expenses as a percentage of net revenues decreased to 24.1% in 2002 from 265.4% in 2001.

Product development. Our product development expenses decreased by 15.2% to $157,000 in 2002 from $185,000 in 2001. This decrease was primarily due to decreases in our rent, depreciation and other expenses, partially offset by a slight increase in our salary and compensation expense. In addition, in 2001 we incurred one-time software charges and professional fees relating to the research and development of new products which did not reach commercial feasibility and were discontinued. Our product development expenses as a percentage of net revenues decreased to 14.9% in 2002 from 190.1% in 2001.

Sales and marketing. Our sales and marketing expenses increased by 114.2% to $275,000 in 2002 from $128,000 in 2001. This increase was primarily due to an increase in salary and compensation, rent and depreciation resulting from an increase in personnel from 7 as of December 31, 2001 to 15 as of December 31, 2002 and an increase in our advertising expenses pursuant to a contract we entered into in November 2001 with a third party Internet advertising agent, most of the expense of which we incurred in 2002. Our sales and marketing expenses as a percentage of net revenues decreased to 26.2% in 2002 from 132.1% in 2001.

Income (loss) from operations

As a result of the foregoing, we had income from operations of $111,000 in 2002 compared to a loss from operations of $739,000 in 2001.

Interest income

We had interest income of $95,000 and $100,000 in 2002 and 2001, respectively, reflecting a decrease in the interest income we earned on our cash deposits due to a decrease in the deposit interest rate in China during the period, partially offset by an increase in our cash deposits in 2002.

Net income (loss)

As a result of the foregoing, we incurred a net loss of $644,000 in 2001 compared to a net gain of $203,000 in 2002. Our net margin was (663.3)% in 2001 and 19.3% in 2002.

Liquidity and capital resources

Cash flows and working capital

To date, we have financed our operations primarily through internally generated cash and the sale of our preference shares to investors in March 2000. As of June 30, 2004, we had approximately $8.7 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Upon completion of this offering, prior to their use, we intend to invest our net proceeds from this offering in short-term, interest bearing debt instruments or bank deposits bearing market interest rates. We cannot currently determine the length of time we will need to hold these investments or the interest we will earn on these amounts, because (1) we have not yet identified specific uses for these proceeds and (2) as discuss further below, in the event we need to make loans or capital contributions to CFO Beijing or Fuhua in order to utilize a portion of these proceeds, we must obtain the approval of PRC regulators, which may take us some time to obtain, if we are able to obtain the approval at all.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004:

				For the six months
	For the year ended December 31,			ended June 30,

(In thousands of U.S. dollars)	2001	2002	2003	2003	2004

				(unaudited)
Net cash (used in) provided by operating activities	$(1,000)	$1,062	$1,506	$863	$3,513
Net cash used in investing activities	(29)	(98)	(152)	(128)	(154)
Net cash used in financing activities	—	—	—	—	(510)
Net increase (decrease) in cash and cash equivalents	(1,029)	964	1,355	733	2,850
Cash and cash equivalents at beginning of period	4,516	3,487	4,451	4,451	5,806
Cash and cash equivalents at end of period	$3,487	$4,451	$5,806	$5,183	$8,655

Net cash provided by operating activities was $3.5 million for the six months ended June 30, 2004 compared to $863,000 for the same period in 2003. This increase was primarily due to increases in our net income and deferred revenue to $1.5 million and $1.9 million for the six months ended June 30, 2004 from $483,000 and $234,000 for the same period in 2003, respectively. Net cash provided by operating activities was $1.5 million in 2003 compared to $1.1 million for 2002. This increase was primarily due to increases in our net income and deferred revenue from the growth in our subscription services business, and increases relating to our sale of shares to one of our executive officers and accrued expenses, partially offset by our recording of income tax recoverable relating to CFO Beijing’s payment of income taxes in 2003 which are the subject of a retroactive grant of income tax exemption in 2004. Net cash provided by operating activities was $1.1 million in 2002, compared to net cash used in operating activities of $1.0 million in 2001. This increase was primarily a result of our achieving profitability following a net loss in 2001 and an increase in our deferred revenue in 2002, partially offset by a slight decrease in our accrued expenses in 2002.

Net cash used in investing activities was $154,000 for the six months ended June 30, 2004, compared to net cash used in investing activities of $128,000 for the same period in 2003. This increase was due to purchases of property and equipment consisting primarily of computer, network equipment and bandwidth for our network system. Net cash used in investing activities was $152,000 in 2003, compared to net cash used in investing activities of $98,000 in 2002. This increase was due to purchases of property and equipment which primarily consisted of office space, computer, network equipment and bandwidth for our network system. Net cash used in investing activities was $98,000 in 2002, compared to net cash used in investing activities of $29,000 in 2001. This increase was due to an increase in purchases of property and equipment in 2002 as part of the overall growth of our business.

We had net cash used in financing activities of $510,000 for the six months ended June 30, 2004, reflecting a dividend paid to our shareholders and a distribution made to shareholders of Fuhua. We declared a dividend of $500,000 in the first quarter of 2004 in respect of the financial year ended December 31, 2003. This dividend was payable pro rata to our registered shareholders as of December 31, 2003, of which $450,000 was paid in the first quarter of 2004 and the balance was paid in July 2004. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. In May 2004, we repaid $60,000 to the shareholders of Fuhua for funds advanced by them, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000. This was a one-time payment and the payment amount constitutes the entire amount advanced by Fuhua’s shareholders when Fuhua was initially capitalized in December 2000.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the next twelve months. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In the event that CFO Beijing or Fuhua require additional capital to fund their operations or in connection with our use of the proceeds of this offering to make investments in our operations or to acquire additional businesses or assets, we may need to make loans or additional capital contributions to CFO Beijing or Fuhua. Any loans to CFO Beijing or Fuhua are subject to PRC regulations and approvals. For example:

•	loans by us to CFO Beijing, a foreign invested enterprise, to finance its activities cannot in the aggregate exceed $2 million, which is the difference between CFO Beijing’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective; and

•	loans by us to Fuhua, which is a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange, although in practice we could make loans to CFO Beijing and CFO Beijing could in separate transactions make loans to Fuhua through financial intermediaries, without approval from any PRC governmental agencies.

We may also determine to finance CFO Beijing by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce. Because Fuhua is a domestic PRC enterprise, we are not likely to finance its activities by means of a capital contribution due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Regulation” elsewhere in this prospectus. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to CFO Beijing or Fuhua. We do not anticipate needing to make any loans or capital contributions in the immediate future to either CFO Beijing or Fuhua to fund their current operations. Additionally, we currently have not yet identified any specific projects that would require investments in the operations of CFO Beijing or Fuhua or business or asset acquisitions by either of them that would require such loans or capital contributions by us. We may, however, need to make loans or capital contributions to CFO Beijing or Fuhua in the future if they require additional cash resources due to changes in business conditions or to fund their future developments.

From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We currently do not have any agreements or understandings relating to any such transaction.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations as of December 31, 2003:

	Payments due by period

(in thousands of U.S. dollars)	Total	Within 1 year	2005	2006	2007	Thereafter

Contractual payments	$90	$76	$9	$6	—	—
Operating lease obligations	208	138	70	—	—	—

Total contractual obligations	$298	$214	$79	$6	—	—

We have entered into certain leasing arrangements relating to our offices premises. Our rental expenses under these leases were $138,000, $140,000 and $159,000 in 2001, 2002 and 2003, respectively. Apart from the above, as of June 30, 2004, we did not have any long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to our option agreement with the owners of Fuhua, CFO Beijing has an option, exercisable at such time, if any, as it becomes legally permissible, to acquire 100% of the equity interest in Fuhua for a fixed amount equal to the principal amount of the loans we made to the owners of Fuhua to capitalize Fuhua, which is in the amount of $362,000 and which loans are repayable solely by the delivery of all of the equity in Fuhua. In the event PRC regulations were to determine that the purchase price of Fuhua exceeded the loan amount, any such excess purchase price will be deemed interest and be deemed repaid to us.

As of June 30, 2004, we did not have any indebtedness and we did not have any material debt securities, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.

Capital expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

				For the
				six months
				ended
	For the years ended December 31,			June 30,

(in thousands of U.S. dollars)	2001	2002	2003	2004

Total capital expenditures	$29	$98	$152	$154

Our capital expenditures were made primarily to acquire servers, computers and bandwidth for our network system. Our capital expenditures are primarily funded by net cash provided from operating activities.

Corporate structure

We are a holding company, and we rely principally on dividends and other distributions on equity paid by CFO Beijing, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur, or financing we may need for operations other than through CFO Beijing. If CFO Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, we generate a portion of our revenues through contractual arrangements with Fuhua and therefore are subject to the performance and enforcement of these contractual arrangements. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing is also required to set aside at least 10% of its net after-tax income each year to fund a statutory general reserve fund until the reserved amount reaches 50% of the registered capital of this subsidiary. In addition, CFO Beijing is required to set aside at least 5% of their after-tax profit each year for employee welfare and bonus reserves. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserves are not distributable as cash dividends, except in the event of a solvent liquidation of these subsidiaries. See notes 11 and 14 to our consolidated financial statements included elsewhere in this prospectus. Any limitation on the payment of dividends by CFO Beijing could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

CFO Beijing and Fuhua have entered into certain contractual arrangements pursuant to which Fuhua will pay CFO Beijing fees for the performance by CFO Beijing of certain services. However, neither we nor CFO Beijing owns the equity of Fuhua and, although we consolidate the results of Fuhua in our consolidated financial statements and we can utilize its cash and cash equivalents in our operations through our contractual arrangements with Fuhua, we do not have direct access to the cash and cash equivalents or future earnings of Fuhua. As of June 30, 2004, we had approximately $8.7 million in cash and cash equivalents, of which approximately $370,000 was held by Fuhua. Cash and cash equivalents held by Fuhua are primarily equal to its registered capital, which it is required to retain in accordance with PRC laws and regulations.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately $4,044,000, or 85.5%, of our total consolidated net assets as of December 31, 2003. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and affiliate, we may in the future require additional cash resources from our PRC subsidiary and affiliate due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

Limited operating history

We have a limited operating history for you to use as a basis for evaluating our business. You should consider the risks and difficulties frequently encountered by early stage companies like us in new and rapidly evolving markets, including the market for providing online financial data and information services in China. The nature of our business has evolved rapidly and significantly since we commenced our current operation in 2000. Our future results and performance are likely to depend on the growth of China’s financial markets, the success of the Internet as a source of financial data and information in China, and our ability to outperform our competition, which we expect to intensify as our market is relatively new and lacks substantial barriers to entry. Moreover, our success will depend on our ability to implement strategies that are relatively new or untested.

Foreign exchange

We maintain our accounts in Renminbi and substantially all of our revenues and expenses are denominated in Renminbi, while we report our financial results in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against Renminbi, may affect our reported operating results in U.S. dollar terms. In addition, we will receive the proceeds of this offering in U.S. dollars and change in U.S. dollar/ Renminbi exchange rate could affect our balance sheet and earnings per share in U.S. dollar terms and the buying power of those proceeds. Under the current foreign exchange system in the PRC, our operations in the PRC may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation.

Off-balance sheet commitments and arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and, upon completion of this offering, may include other short-term, interest bearing debt instruments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interests rates. Following this offering, interest income generated from the net proceeds of this offering deposited in interest bearing investments may fluctuate in line with changes in interest rates. For example, if we invest the entire net proceeds in interest-bearing investments upon completion of this offering, a hypothetical interest rate shift of 100 basis points, or one percentage point, may result in an increase or decrease in our interest income of $512,000, and may also cause an increase or decrease in the value of the investment. However, since the risk associated with fluctuating interest rates is principally confined to investment income from our cash deposits in banks or other short-term investments, our exposure to interest rate risk is expected to be minimal.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, we will receive the net proceeds of this offering in U.S. dollars and invest in U.S. dollar denominated accounts, and a change in U.S. dollar/ Renminbi exchange rate could affect our balance sheet and earnings per share in U.S. dollars and the buying power of these proceeds when we use them in China. For example, following this offering, a depreciation in U.S. dollars against Renminbi could reduce the value and earnings from any of our U.S. dollar denominated investments, but positively affect any dividend we may issue and exchange into U.S. dollars. Because substantially all of our operating income is denominated in Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar also would affect our financial results reported in U.S. dollar terms. For example, a hypothetical change in the exchange rate between Renminbi and U.S. dollar of 10% will have a corresponding change of approximately 10% in our financial results. Since very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)% and 1.2% in 2001, 2002 and 2003, respectively.

However, following a 2.8% average change in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% change in the month of April 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The change in the Consumer Price Index in China was 5.3% in July 2004. The Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could lead to weak performance of China’s stock markets and, as a result, dampen investors’ interest in investing in China’s stock markets. Since our business is substantially dependent on investors’ demand for market intelligence on China’s securities markets, dampened investors’ interest in China’s securities markets may adversely affect our business and financial results.

Taxation

We are incorporated in Hong Kong. Under the laws of Hong Kong, we do not have any assessable profit in Hong Kong. In addition, there are no withholding taxes in Hong Kong on dividends.

Foreign invested enterprises are generally subject to a statutory enterprise income tax rate of 33%, comprised of a 30% national income tax plus a 3% local income tax. However, CFO Beijing enjoys preferential tax treatments, such as reduced tax rates and tax holidays with respect to the enterprise income tax. Due to its classification as a foreign invested software development company by the Haidian State tax bureau, CFO Beijing was granted tax incentives that have the effect of:

•	exempting the company from enterprise income tax for 2003 and 2004,

•	providing the company a preferential enterprise income tax rate of 12% from 2005 to 2007, 25.5% from 2008 to 2012, and 27% for taxable years thereafter, the rate currently applicable to wholly foreign-owned enterprises based in Beijing and not subject to other tax holidays.

In the absence of these incentives, CFO Beijing would be subject to an enterprise income tax rate of 33% applicable to domestic PRC companies generally. These preferential tax treatments are generally not subject to renewal by the Haidian State tax bureau but may be revoked in the future. We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition. For example, if we had not received these preferential tax treatments in 2003 and during the six months ended June 30, 2004 and were required to pay enterprise income tax at the same rate as a domestic PRC company, our net incomes for these two periods would have been $1.1 million and $869,000, respectively, representing decreases of 4.5% and 40.5% from the reported amounts, respectively. Our preferential tax treatments had less impact on our net income for 2003 primarily because we had net operating losses carried forward from prior years, which significantly reduced our taxable income for 2003. As a result, our effective tax rate for 2003 would have been substantially lower than the statutory enterprise tax rate of 33%, even if we had not received any preferential tax treatments in 2003. These net operating losses were fully utilized in 2003 and, as a result, we did not have any similar reduction in our taxable income for the six months ended June 30, 2004.

Domestic PRC companies are generally subject to domestic enterprise income tax at a statutory rate of 33%. However, two statutory preferential tax rates apply to Fuhua depending on its taxable income: 18% when its annual taxable income is less than RMB30,000 (US$4,000) or 27% when its annual taxable income is less than RMB100,000 (US$12,000) but more than RMB30,000 (US$4,000). Based on its taxable income Fuhua is currently expected to be subject to an 33% enterprise income tax rate for year 2004. This 33% rate applies to Fuhua by statute and Fuhua does not benefit from any other preferential tax treatments.

Sales and licensing of software in China is generally subject to a 17% or 6% value-added-tax, or VAT, depending on the classification of the taxpayer. CFO Beijing, is subject to VAT at 17% on sales revenue and relevant VAT-payable service income from the sale of our service packages. However, as a certified “software enterprise”, CFO Beijing is entitled to a VAT refund at 14% on software sales income. As a result, CFO Beijing will be subject to an effective VAT rate of 3% until 2010 in accordance with the relevant tax regulations in China. Thereafter, it is not clear whether CFO Beijing will be entitled to any similar tax incentives that would reduce its effective VAT rate below 17%. Our preferential VAT refunds are generally not subject to renewal by the Haidian State Tax Bureau but may be revoked or changed in the future. We cannot assure you that we will continue to enjoy any of these preferential tax treatment in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operation.

Other sales revenue that is not subject to VAT is generally subject to business tax at a rate of 5%. As a domestic PRC company, Fuhua is also subject to Urban Maintenance and Construction Tax and Additional Education Fees at rates of 7% and 3%, respectively, on the total business tax and value-added-tax incurred by it.

Business

Overview

We believe we are one of the leading companies that specialize in providing online financial and listed company data and information in China in terms of popularity among Internet users that invest in stocks and access online financial information, as measured by frequency of visits and user spending. According to a survey conducted by Taylor Nelson Sofres, an independent market intelligence provider:

•	our website at www.jrj.com.cn was one of the most frequently visited websites that specialize in providing financial data and information in China during the six month period ended May 31, 2004 among a total of 47 websites identified by the participants in the survey that also specialize in providing financial data and information; and

•	during the twelve month period ended December 31, 2003, Internet users in China spent more money purchasing financial products and services offered through our website than any other website in China that also specializes in providing financial data and information.

We commissioned this survey, which was conducted independently by Taylor Nelson Sofres using its own survey methodologies, in part to support our belief stated in this prospectus that we are one of the leading companies that specialize in providing online financial and listed company data and information in China. Among the approximately 120,000 random telephone calls made by Taylor Nelson Sofres, during the period from June 10 to July 15, 2004, in six major cities throughout China, 270 individuals identified themselves as both Internet users and stock investors that used websites that specialize in providing financial data and participated in the survey. According to the same survey, China’s Internet users that invest in stocks and access online financial data and information represent less than 1% of China’s total population and less than 4% of China’s total number of Internet users.

We offer subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools we have developed, which we refer to as research tools. Our research tools combine:

•	financial analysis tools which permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s listed company stocks, bonds and mutual funds;

•	categorized news and research reports; and

•	online forums and bulletin boards,

and, together with our screen layout and menu options, display them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

Our service offerings permit users to subscribe to one or more of the six service packages we currently offer. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in financial markets outside of China. Our service offerings can be accessed using our research tools and through our website at www.jrj.com.cn. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of June 30, 2004, we had a total of approximately 1.7 million registered users, and during the twelve months ended June 30, 2004, we had approximately 26,400 new subscribers and 11,400 repeat subscribers. Our registered users are Internet users who maintain a registered account with our website, and our subscribers are our registered users who also subscribe to one of our subscription-based services for a fee. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

Our service offerings are used by and targeted at a broad range of investors in China, from individual investors managing their own money to professional investors, which consist of institutional investors managing large sums of money on behalf of their clients and high net worth individuals. In addition, our service offerings are targeted at other financial professionals such as investment bankers, stock analysts and financial reporters. Our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a growing base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$290) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions grew significantly from approximately 900 for the twelve months ended June 30, 2003 to approximately 3,800 for the twelve months ended June 30, 2004.

Our website users are not charged for visiting our website and obtaining basic financial information from our website, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. We categorize, process and, through our subscription-based research tools and our website content, present data and research results to our subscribers, allowing them to make informed investment decisions. Our service offerings are designed to enhance our users’ and subscribers’ experience based on a number of factors:

•	Comprehensive. We offer a broad range of data and information regarding China’s listed company stocks, bonds and mutual funds. We offer more than basic financial data such as price and trading information and provide our subscribers with breaking economic and financial news, detailed historical data and information, financial analysis tools, market coverage and listed company analysis and online forums that facilitate our subscribers’ own investment analysis efforts. We believe we have built a comprehensive database of historical financial data and information on China’s listed companies, bonds and mutual funds with data and information dating back to December 1990, when the Shanghai and Shenzhen Stock Exchanges first opened for trading.

•	Integrated. Our information platform integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. Our platform integrates all of the research tools, data and other information we have developed or gathered and, together with our screen layout and menu options, displays them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools, content and features, these new research tools, content and features can be easily integrated with our existing platform. Depending on the service package chosen by the subscriber, a subscriber can have different levels of access privileges to financial analysis tools, real-time and historical data, news, research reports and online forums.

•	Interactive. We have established online bulletin boards and discussion forums where users can share with each other views on stocks and trends in the financial markets in China. In addition, we have introduced stock alert services that send messages to our users’ mobile phones alerting them of changes in stock prices and other trading related information of their interest, according to their pre-set query parameters, allowing them to extend their experience with our services beyond the Internet.

•	Timely. We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media.

•	Unbiased. Our website presents third-party content, analysis and commentary, and computer generated quantitative analysis to provide our subscribers and users with a broad view of the financial markets in China. We do not formulate or publish views on this content, analysis or commentary. Because we are not motivated to convince them to buy or sell any securities or to invest in any specific investments, we believe our subscribers and users view us as an unbiased provider of financial information.

•	Easy to use. Our research tools and our website are designed with a screen layout, menu options and displays that we believe any user familiar with a computer will find easy to use. From our basic web page, our users can choose a variety of financial data and information topics that interest them. Through our research tools, our subscribers have access to a large pool of historical financial data and information, which they can categorize and analyze as they determine. We have a product development team directed at working closely with our customer support personnel to update and develop information and presentation formats that our subscribers view as enhancing ease of use and increasing the informative power of our research tools and our website. Our website is also designed to accommodate low bandwidth access to the Internet.

We attract our users and subscribers through establishing and maintaining sponsorship arrangements with high-traffic Chinese Internet portals such as those operated by NetEase.com, Inc., Yahoo! Inc., Century Dragon Information Network Company Limited, Sohu.com Inc. and Sichuan Public Information Industry Company Limited (netease.com, yahoo.com.cn, 21cn.com, sohu.com and tfol.com), search engines such as those operated by Baidu.com, Inc. and Beijing 3721 Technology Co. Ltd. (baidu.com and 3721.com), online stock brokerage websites and news and financial information websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We believe that as we develop brand awareness of our website and service offerings, we will be able to increasingly attract users directly to our website.

To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time stock quotes from both the Shanghai and Shenzhen Stock Exchanges, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from 42 securities advisory companies and 36 securities brokerage companies each licensed to provide securities advisory services, commentaries from approximately 160 licensed individual securities advisors and news feeds from 267 news publishers and media companies.

Our subscribers pay us an annual subscription fee ranging from RMB99 (US$12) for our most basic service package to RMB12,000 (US$1,450) for our most comprehensive service package, depending on the service package and features selected by the subscriber. Our subscription price for each of our six current service packages varies between these amounts. Substantially all of our revenue is derived from annual subscription fees for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period.

We were incorporated in Hong Kong in November 1998. Prior to April 2000, we did not conduct any business operations. During 2000, we acquired all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, and commenced our online financial and listed company data and information operations. Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly-owned subsidiary, CFO Beijing.

Industry background

We are in China’s financial data and information services industry. We believe the prospect of long-term growth in China’s financial markets and the need of investors for timely and trustworthy data and information, as well as the proliferation in the use of the Internet to search and process data and information, define our opportunity and will act as drivers of growth for our business.

Growth in China’s financial markets

Growth in China’s stock market capitalization. China’s stock markets have experienced significant growth in terms of market capitalisation since 1998. According to the China Securities Regulatory Commission Report dated April 2004 and as reported by the World Federation of Exchanges’ on www.fibv.com, during the period from 1998 to June 30, 2004, total market capitalization of China’s stock markets grew 107.2%, compared to 13.0% for the U.S., 37.9% for Japan, 5.4% for the U.K., 107.3% for Hong Kong and 163.9% for South Korea during the same period. The history of China’s stock markets dates back to December 1990 with the opening of the Shanghai Stock Exchange and the Shenzhen Stock Exchange. According to the China Securities Regulatory Commission, or CSRC, on www.csrc.gov.cn, as of

June 30, 2004, a total of 1,380 companies were listed on both stock exchanges, representing an increase of 62.2% from the end of 1998. Despite growth in recent years, as the table below illustrates, the total market capitalization of China’s two stock exchanges is still small when compared to the more established markets. In addition, the total market capitalization of China’s two stock exchanges constitutes a relatively low proportion of its gross domestic product, compared to the U.S., Japan, U.K., Hong Kong and South Korea as at December 31, 2003.

(in billions of U.S. dollars, except percentages)	China(1)	U.S.(2)	Japan(2)	U.K.(2)	Hong Kong(2)	South Korea(2)

Total market capitalization of stock exchange(s)	513	14,266	2,953	2,460	715	298
Total market capitalization of stock exchange(s) as % of GDP	36.4%	131.1%	68.3%	137.1%	450.6%	49.3%

(1) Based on information from the China Securities Regulatory Commission Report dated April 2004 and the World Bank website at www.worldbank.com.

(2) Based on information from the World Federation of Exchanges at www.fibv.com and the World Bank website at www.worldbank.com. Market capitalization for the U.S. included NASDAQ, the New York Stock Exchange, and the American Stock Exchange. Market capitalization for Japan included the Tokyo Stock Exchange.

Growth in stock market participants. According to the CSRC, as of June 2004, there were more than 71 million individual investor accounts in China’s stock markets, representing an increase of 39.3% from June 2000. In addition, according to the Shanghai and Shenzhen Stock Exchanges, there were approximately 366,000 company stock investment accounts in China as of the end of 2003, representing an increase of 38.6% from the end of 2000, reflecting our opportunity to expand our customer base among institutional investors. We believe China’s robust economic growth as measured by gross domestic product growth, which was 9.1% for 2003 (according to the National Bureau of Statistics of China’s “Statistical Communique,” dated February 26, 2004), will continue to drive growth in the number of both retail and institutional investors in China’s stock markets.

High-end subscribers’ growing demand for a fully integrated platform of financial news, data, analysis tools and research reports. High-end subscribers tend to have available at their disposal large amounts of data and information, as well as access to a number of research reports and research tools. The collection, processing, categorization and integration of their information and research require a significant commitment of time, energy, manpower and capital. We believe high-end subscribers would prefer a single platform where they can access categorized and integrated financial news, data, analysis tools and research reports without having to commit the time and resources required for them to complete these functions internally. Historically, there has not been a Chinese language service offering that integrates these features and functions and that high-end subscribers could rely upon. Accordingly, we believe our service offerings will be an important tool for high-end subscribers as our service gains acceptance among them.

Individual investors’ growing demand for timely, comprehensive and trustworthy financial data and information. In China, individual investors have traditionally managed their own money and have made their own investment decisions. They are largely self-reliant in terms of investment opportunity research, portfolio tracking and securities trading. Based on the market acceptance of our service offerings, we believe this growing group of self-directed investors is increasingly seeking timely, comprehensive and trustworthy financial data and information that can help them make informed investment decisions. Traditional print publications, constrained by their own publication cycles, are limited in their ability to keep pace with financial markets.

Television provides a measure of timeliness but generally lacks depth in terms of analysis and does not offer personalized financial information. In addition, viewers are subject to television’s predetermined schedules. Some Chinese online news outlets offer stock quotes, charts and financial news on the Internet, but do not provide a means to obtain in depth financial analysis of listed companies according to the investment criteria typically used by individual investors. We believe individual investors in China demand both instantaneous access to and in-depth analysis of real-time and historical financial data and information on China’s listed companies, bonds and mutual funds, according to their specific needs.

Growth in China’s Internet industry

The Internet industry in China has experienced rapid growth during the past several years. According to the China Internet Network Information Center, or CNNIC, the Chinese government body in charge of China’s Internet infrastructure and domain names, in its “5th Statistical Survey on the Internet Development in China (January 2000)” and “14th Statistical Survey on the Internet Development in China (July 2004),” the number of Internet users in China has grown from approximately 9 million users in December 1999 to approximately 87 million on June 30, 2004, making China the second largest Internet market in the world in terms of total number of Internet users as of June 30, 2004. Many factors contributed to this growth, including:

•	China’s economic growth, as evidenced by China’s real GDP growth rates of 7.3%, 8.0% and 9.1% for the years 2001, 2002 and 2003, respectively (according to the National Bureau of Statistics of China’s “Statistical Communiques,” dated February 28, 2002, February 28, 2003, and February 26, 2004, respectively);

•	China’s increased investment in information technology infrastructure;

•	more affordable and diverse means of Internet access;

•	expanding computer ownership within China; and

•	the development of more sophisticated Internet content.

The Internet market in China is expected to continue to expand at a fast rate over the next few years. According to Market Analysis— China Internet Economy, 2002-2007, a report made available by Internet Data Corporation, or IDC, an affiliate of two of our principal shareholders, IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, which conducts market research in the ordinary course of business and makes its research results available generally for a fee to third parties, China is expected to have 154 million Internet users by 2007. According to the same report, there were 8.5 million Internet purchasers in 2002, and that number is expected to increase to 76.5 million by 2007. The report also states that Internet penetration in China, which refers to the percentage of Internet users in the total Chinese population, was 3.6% at the end of 2002, representing 46.3 million Internet users. As a result of the Internet’s growing penetration in China, we believe more people in China are looking beyond traditional media to the Internet as a source of information.

Moreover, we believe the Internet is rapidly establishing itself as an effective channel for investors to manage their portfolios, research investments and trade securities. We believe that the immediacy and interactive nature of the Internet, when combined with in-depth but easy-to-use analytical tools, can deliver to individual investors the type of analysis tools they need, on a timely basis, to help them with their specific investment needs.

Our strengths

Our success to date has been achieved by establishing and capitalizing on the following competitive strengths:

Comprehensive database of historical financial data and information on China’s securities markets. We believe we have built a comprehensive database of historical financial data and information for China’s listed companies, bonds and mutual funds with data and information dating back to December 1990 when the Shanghai and Shenzhen Stock Exchanges first opened for trading. We built this comprehensive database through real-time stock, bond and mutual fund pricing and other information we obtain from the Shanghai and Shenzhen Stock Exchanges, and through historical data and information on listed companies, bonds and mutual funds, which we obtain from third parties, according to our specifications and requirements. Our website also provides market insights and research briefs published by 42 securities advisory companies, 36 securities brokerage companies licensed to provide securities advisory services, commentaries from approximately 160 licensed individual securities advisors and news feeds from 267 news publishers and media companies.

Fully integrated and customer oriented information platform. Our service offerings are fully integrated on a single information platform. Depending on the service package, our service allows subscribers to access and utilize a combination of financial analysis tools, real-time and historical data, news, research reports and online forums. Our subscribers can create financial summaries according to their research specifications, select those industry groups, companies and issues they wish to receive updates about, and perform financial analysis using our comprehensive database of historical financial data and information on China’s listed companies, bonds and mutual funds.

Interactive features to enhance user experience and improve user feedback. The interactive nature of our service offerings allows our customers to personalize the information they access and analyze and, through our active monitoring, allows us to better understand our subscribers’ and users’ behavior and needs. We provide frequent upgrades in our information platform and introduce new services and new features according to feedback we received from our customers, which we believe improves customer satisfaction. In addition, to further enhance our users’ interest, we offer online bulletin boards and discussion forums to allow our users to participate in discussions with others on specific financial topics. We believe these features help to create customer loyalty to our services. Our repeat subscribers increased by 18.5% to 7,892 for the six months ended June 30, 2004 from 6,660 for the six months ended June 30, 2003.

One of the most visited websites that specialize in providing financial data and information in China. As of June 30, 2004, we had a total of approximately 1.7 million registered users representing an increase of 122% from June 30, 2003. According to a survey we commissioned that was conducted by Taylor Nelson Sofres, an independent market intelligence provider, our website at www.jrj.com.cn was one of the most frequently visited websites that specialize in providing financial data and information in China during the six month period ended May 31, 2004. Our website has also grown in popularity, as measured by the number of user sessions our website attracted. For example, the average number of our daily user sessions more than doubled to approximately 1.6 million during the six month period ended June 30, 2004 from approximately 0.7 million during the six month period ended June 30, 2003. We consider all use by a single user to be a single user session until that user has been inactive for at least

30 minutes. Any further use after that by the same user is considered to begin a new user session.

Innovative management. Our management team focuses on formulating innovative business initiatives and capturing attractive business opportunities. Our current management team, led by our chairman and chief executive officer Jun Ning, has been with us since 2000, a relatively early period in the growth in China’s Internet industry. Under the direction of Jun Ning, we have brought together a management team with diverse experiences, including domestic and international finance, marketing and technology expertise, that we believe enables us to approach problems innovatively and creatively, from a number of different perspectives. We believe our management team is directly responsible for building our online financial and listed company data and information service business from a start-up company to a leader in our industry in less than four years.

Our strategies

Our goal is to become the leading provider of comprehensive financial data and information relating to securities and other financial instruments traded on China’s securities exchanges. We intend to:

•	increase our subscriber base among high-end subscribers and further enhance the services we provide to our retail and professional subscribers and users;

•	expand our present service offerings to include data and information relating to other financial instruments such as currencies, futures and commodities;

•	continue to encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings; and

•	utilize our brand name and user base to increase our online advertising revenues.

While as of the date of this prospectus, we have not allocated any specific portion of our net proceeds of this offering for any particular strategies, we expect to consider a number of factors for our use of proceeds, including our changing business needs, market developments and our ability to utilize funds from other sources, including our operating profits.

In order to achieve our long-term goal and to increase our subscriber base, we intend to pursue the following strategies:

Increase penetration into high-end service market. To capitalize on the growing base of high-end subscribers in China, we intend to develop additional research tools, features and content specifically targeted at that audience. For example, as we collect more trading data and information, we intend to provide aggregated financial data on market holdings and price entry points that we believe will be attractive to high-end subscribers. We also plan to increase our high-end subscriber base by focusing our marketing and service efforts more directly at high-end subscribers. As part of these efforts, we plan to create a marketing and sales team dedicated to our high-end subscribers and to develop a customer support force targeting the needs of high-end subscribers.

Expand our service offerings to additional financial products. We intend to introduce new data and information service offerings to mirror the increasing sophistication of China’s financial markets. In addition to our listed company stock, bond and mutual fund service offerings, we plan to add to our integrated information platform new service offerings relating to other financial instruments such as currencies, futures and commodities, as they become established in China’s financial markets. For example, we are developing our information platform to include data and information for commodities that will contain pricing, news, research reports and financial analysis tools specific to that instrument.

Enhance our subscribers’ experience. We believe we currently provide comprehensive data and information to investors for researching listed company stocks, bonds and mutual funds. To further enhance the value we provide, we intend to expand the amount and sources of information available to our subscribers and to introduce new research tools that will assist them to make better informed and better researched investment decisions in China’s securities markets. For example, we expect to add new stock research sources and additional news feeds to enable even deeper analysis of listed company stocks, bonds and mutual funds by our subscribers. In addition, we plan to introduce a subscription-based stock alert service that will alert subscribers, through SMS messages to their mobile phones or other wireless device, to changes in the trading price range of a particular stock or any number of other specific information queries programmed by them.

Strengthen our brand name recognition. As a provider of financial data and information, it is important to us that our brand is associated with comprehensiveness, timely delivery and ease of use. In addition, we believe a strong brand name can lower our overall cost to attract and retain subscribers and deter competitors from entering the market. Moreover, we believe a strong brand name will attract more sponsors and other businesses to place online advertisements on our website, enhancing our online advertising business. We intend to expand the number of relationships we currently have with China’s top search engines, Internet portals and news websites in order to strengthen our brand name recognition, attract more traffic to our website and continue to grow our registered user base. For example, we recently entered into sponsorship arrangements with netease.com and yahoo.com.cn, two top Chinese Internet portals, to sponsor the finance content of their website. According to these sponsorship arrangements, our content is presented on their websites and when users click for additional information on netease.com’s and yahoo.com.cn’s financial web pages, they are re-directed to our website. We also plan to further enhance our existing format, content and services based on user feedback and the efforts of our product development team to insure that our service matches the needs and preferences of our subscribers as they develop and become increasingly sophisticated over time.

Broaden our service offerings through partnerships, joint ventures and acquisitions. We intend to use strategic partnerships and acquisitions to speed the introduction of new service offerings as well as add capabilities that we do not currently have. For example, we may consider acquiring or entering into partnership with firms that specialize in non-exchange traded financial products where expertise is not easily obtained.

Our service

We collect, process and, through our research tools and our website content, provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them.

Our features

Through our integrated information platform, our subscribers have access to and can make use of each of our main content features: financial analysis tools, real-time and historical data, news, research reports and online forums.

Financial analysis tools. Our financial analysis tools are research tools that provide subscribers with the ability to quantitatively calculate and analyze financial data, which include:

•	fundamental analysis tools, which are designed to enable investors to analyze data based on company fundamentals; and

•	technical analysis tools, which are designed to enable investors to analyze data based on trends formulated by historical trading data.

These tools allow our subscribers to perform fundamental and technical analysis on companies, bonds and mutual funds listed on the Shanghai and Shenzhen Stock Exchanges, based on current and historical financial data and information, trading volumes and other user specifications.

Real-time and historical data. Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 1,300 company stocks, bonds and mutual funds listed on China’s Shanghai and Shenzhen Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai and Shenzhen Stock Exchanges. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.

We also offer our subscribers detailed historical data and information on listed companies, mutual funds and bonds. This information is available for our subscribers to download from our website and is available on compact diskettes but are not accessible to general viewers. We have entered into agreements with third parties to provides us with this historical data and information, according to specifications and requirements set by us. For example, for each listed company, our historical data and information providers provide us with the names of the principal shareholders and their historical trading volume, as well as information such as biographical information of company directors and the management team. We collect the data received from our historical data and information providers, process this information and, through our research tools, allow our subscribers to retrieve critical data and information they select.

News. Our news feature allows users to search and view breaking economic and financial news and information from China and around the world. We do not report news ourselves. We have a team of editorial staff who compile on daily basis economic and financial news and information reported by other public sources that are relevant to China’s financial markets. Our editorial staff further indexes them according to topics and categories for the convenience of our users. Through our research tools and website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs. The financial data and information presented on our website or through our research tools is gathered from other financial information content providers and intermediaries with whom we have contractual arrangements.

Research reports. Through our integrated information platform, our users can view financial news letters and analytical reports from a number of China’s prominent securities professionals. We draw market research reports and commentaries from 42 securities advisory companies and 36 securities brokerage companies, each licensed to provide securities advisory services, and approximately 160 licensed individual securities advisors. For our subscribers, we categorize these reports and commentaries based on topics, industry sector and other customary categorizations.

Online forums. We host several online bulletin boards on our website by which Chinese licensed securities advisors offer their views on a variety of topics ranging from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. We do not support, comment on or advocate any views presented by any such securities advisors. We also maintain several online forums on our website, enabling our users to participate in the discussions on specific financial topics we believe will be of interest to them. The online forums are moderated by third party moderators approved by us. We believe the online bulletin boards and discussion forums enhance our users’ experience and, through our active monitoring, allow us to better understand our users’ behavior and needs.

Personal portfolio tracking service. We also offer users a free personal portfolio tracking service that allows users to compile and store personal financial information in their personal accounts maintained on our website. This service allows our users to better manage their portfolio of investment securities through systematic record keeping of portfolio composition and trading history, facilitating their trading decisions. We do not provide any advice to individual customers as to the management of their investment portfolio.

Our website

Our website content and our research tools are the key components of our information platform. Our website has four primary functions:

•	to attract visitors and market our subscription based service offerings;

•	to store content and serve as an integral part of our information platform;

•	to serve as a download platform for our service offerings; and

•	to display online advertisements.

In order to attract visitors to our website, we offer a significant portion of our website content free of charge. This free content includes real-time stock quotes, trading volumes, pricing indicators for listed companies in China and market news from the Shanghai and Shenzhen Stock Exchanges. Through our website, users can also participate in online forum discussions and bulletin boards. Our website also has an important marketing function for our subscription based service offerings. We provide examples to our visitors on our website of the various premium content and features they can access and receive by becoming a subscriber to our service offerings.

Our premium content and features are accessible through our research tools, some of which are web-based and others are computer-based. Subscribers to our web-based research tools are required to register and maintain personal accounts with our website. These subscribers can store important information they viewed and analytical results they obtained in their personal accounts maintained at our website, and later review that information and results using the same screen layouts and menu options our website provides.

Subscribers to computer-based research tools can download from our website the packages they selected to their computers.

We believe our website is designed for ease of use and to accommodate low bandwidth access to the Internet.

As our website grows in popularity and the number of visitors to our website increases, we intend to increase our online advertising revenue by selling unobtrusive advertising space on our website. For example, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-link arrangements we have with mutual funds and securities brokerage companies in China.

Our research tools

Subscribers to our service can elect to use a number of different research tools we have developed to access and utilize our premium content and features. We currently offer six different service packages incorporating some or all of our research tools. Through our research tools, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based. Our subscribers pay us a subscription fee for the use of our subscription services for a one-year period.

We offer subscribers a variety of research tools designed to provide information and analysis, including financial analysis, as well as the ability to search and sort out data and information, based on subscribers’ needs and preferences. For example, we make available services that permit subscribers to analyze our content using some or all of the following research tools:

•	Categorized macro information. This feature allows subscribers to search and sort up-to-date and comprehensive news and information relating to the broader financial markets or a specific financial topic or industry sector. We have a dedicated team of professional editors who collect, organize, categorize and index macro-economic and financial market information on a daily basis, according to user feedback and classification methods that we believe are accepted practice in securities markets in China.

•	Industry sector analysis. Many investors in China seek to distinguish between listed companies with investment potential and those prone to financial trouble by analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on market accepted performance parameters such as price-to- earnings ratios and profit margins.

•	Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholdings and other related data and information. Our subscribers can receive fundamental financial and trading information organized by their specifications and display these results on a graphical interface that we designed to be easy to visualize and navigate.

•	Mutual fund analysis. Our mutual fund research tool focuses on categorizing information relating to the portfolio holdings of mutual funds. This feature allows subscribers to study the collective effect of large market players on individual stocks. This feature also offers information relating to the performance of individual mutual funds, allowing subscribers to assess the risks and rewards of investing in mutual funds.

•	Technical analysis. This feature allows investors interested in trends formulated by historical trading data to perform technical analysis on listed companies. With over 60 market accepted technical indicators and a complete database of historical data and information on all of China’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on any stock listed on China’s stock exchanges.

We expect to provide additional research tools as our services expand. For instance, we expect that as we introduce data and information on commodities, we would include a separate research tool for that purpose. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.

Our service packages

The following table outlines our service packages by research tools and access methods.

	Categorized	Industry	Fundamental	Mutual	Technical
	macro	sector	analysis	fund	analysis
	information	analysis	tools	analysis	tools	Access method

Grand Reference	✓	✓	✓	✓	✓	computer-based
Storm	✓	✓	✓	✓		computer-based
Stock Matrix	✓	✓				web-based
Stock Finder	✓		✓	✓	✓	computer-based
Stock Radar			✓		✓	web-based
Chinese Securities Reference	✓					web-based

Our subscribers can select one or more of the six different service packages we currently offer. Some of our service packages are available in different versions, which reflect different levels of comprehensiveness:

•	Grand Reference. Grand Reference is the most comprehensive service package we offer to our subscribers, both in terms of content and functionality, and includes all of our research tools. Content and functionality of other service packages we offer are derived from and are subsets of Grand Reference. We offer different versions of Grand Reference, each of which includes all of our research tools. Subscribers to our newer versions of Grand Reference gain access to the newer and more complex search and analysis features we incorporate into our research tools from time to time. For example, our newest version of Grand Reference, which we call Grand Reference v.5, includes all of the most comprehensive features and functions we currently offer. We currently charge our Grand Reference subscribers subscription fees up to RMB12,000 (US$1,450), depending on the version of Grand Reference they select. Our current one-time promotional renewal fee without upgrade after the first year for Grand Reference is RMB480 (US$58). This promotional renewal fee is guaranteed for one renewal of one year duration and does not apply if the subscriber upgrades his or her service package. After the renewal period, our subscribers are required to subscribe at the regular subscription price then in effect.

•	Storm. Storm is designed for investors who demand up-to-date and comprehensive news and information relating to specific topics and listed companies. Storm contains fundamental analysis tools but not technical analysis tools. Storm subscribers pay an annual subscription fee of RMB4,000 (US$483). Our current one-time promotional renewal fee without upgrade after the first year for Storm is RMB460 (US$56).

•	Stock Matrix. Stock Matrix allows subscribers to view the relevant standings of listed companies in the same industry group or geographical locations according to specified ranking parameters such as price-to-earning ratios and profit margins. Stock Matrix is the web-based, simplified version of Storm. Subscribers would choose Stock Matrix if they do not require the in-depth fundamental analysis tools offered by Storm. In July 2004, we introduced a new version of Stock Matrix that enables subscribers to view the top trading institutions and their trading histories in respect of stocks that have experienced the most volatility on any given trading day. Our subscription charge for Stock Matrix is RMB480 (US$58) for one year.

•	Stock Finder. Stock Finder is designed for investors who favor technical analysis tools as the primary methods to select stocks. The annual subscription fee for Stock Finder is RMB1,080 (US$130). Our current promotional renewal fee after the first year for Stock Finder is RMB470 (US$57).

•	Stock Radar. Stock Radar is designed for investors that prefer to conduct technical analysis as the basis for their investment research. Stock Radar is the web-based, simplified version of Stock Finder. Stock Radar’s technical analysis tools are simpler to use than the more advanced technical analysis tools offered by Stock Finder. Our subscription charge for Stock Radar is RMB780 (US$94) for one year.

•	Chinese Securities Reference. This package is for subscribers who do not necessarily have stock investment needs but want to receive up-to-date and comprehensive news and information relating to a specific topic or listed company. Our subscription charge for China Securities Reference is RMB99 (US$12) for one year.

Pricing policy

We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. For example, Grand Reference v.5, which is our most comprehensive service package in terms of features and functionality, is the most expensive of our service packages. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encourage all of our users to upgrade to newer versions of our service packages or more comprehensive service packages.

We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine. For example, in April 2004, to help promote the release of Grand Reference v.5 we began offering subscribers to Grand Reference a one-time renewal option which allows them to continue to subscribe to the same version of Grand Reference at a substantial discount. Our current promotional renewal fee is RMB480 (US$58). Our renewal policy does not apply if the subscriber upgrades his or her service package. In addition, our renewal policy is only guaranteed to a subscriber for one renewal of one year duration. After the renewal period, our subscribers are required to subscribe at the regular subscription price then in effect.

Our new service features

We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest in technology and innovation. We believe that we are one of the few online financial information service providers in China that have in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings, while keeping development costs at a minimum.

We believe our subscribers value aggregate trading behavior across the broad trading market. We plan to introduce a new research tool that provides statistical trading information, such as average purchase prices and holding periods of stocks traded on China’s stock exchanges. This statistical trading information is derived from the aggregate trading activities of over 520,000 personal portfolio management accounts of our users, as well as other publicly available trading information.

Our content providers

We draw content from the Shanghai and Shenzhen Stock Exchanges, which provide us with real-time stock, bond and mutual fund pricing and other information, and our data providers, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also draw content from approximately 42 securities advisory companies and 36 securities brokerage companies each licensed to provide securities advisory services, approximately 160 licensed individual securities advisors, as well as 267 news publishers and media companies.

Shanghai and Shenzhen Stock Exchanges

We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. We have entered into an information service agreement with each of the stock exchanges pursuant to which we pay the stock exchanges fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. We also have cable links to both exchanges to serve as back-ups to satellite communication data feeds. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges.

Our agreement with the Shanghai Stock Exchange will expire in May 2008, and our agreement with the Shenzhen Stock Exchange will expire in March 2006. We aim to enter into a new agreement with each of the stock exchanges under substantially the same terms prior to the expiration of the existing agreement. Under these agreements, we may distribute the financial data and information we receive from the exchanges to our users, but not to other vendors or distributors. Each of the exchanges can terminate its respective agreement with us if we breach the terms of the agreement, such as a delay in our payment of fees.

Data providers

We have entered into agreements with third parties to provide us with historical data and information on listed companies, bonds and mutual funds for input into our information platform. These data providers send information to us in accordance with our parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information. The updates provided by our data providers range from several times a day to once a month depending on the type of information. The data information agreement that we have entered into with Shanghai Wind Information Co., Ltd., or Wind, our current primary data provider, is for a fixed term and will expire in September 2005. Under our current agreement, Wind is required to give us six months’ prior written notice if it is unable to meet its obligations in the agreement. We have also entered into business agreements with one other financial content provider to serve as an alternative source of historical data and information.

Securities advisors and stock brokers

We have entered into cooperation arrangements with 42 securities advisory companies and 36 securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with approximately 160 licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance.

News and media conglomerates

We also draw content in the form of breaking headlines and other news information from publishers and distributors of traditional media. We have entered into cooperation arrangements with 267 Chinese news publishers and media companies. We are permitted under these arrangements to extract financial news, reports and information taken from their print publication channels, and to store, reproduce, market and deliver such information to our users through our website. We rely on our editorial staff to compile, for publication on our website, publicly available financial news, reports and information received from these sources that are relevant to China’s financial markets.

Sales and marketing

We market our website through establishing and maintaining sponsorship arrangements with high-traffic Internet portals such as those operated by NetEase.com, Inc., Yahoo! Inc., Century Dragon Information Network Company Limited, Sohu.com Inc. and Sichuan Public Information Industry Company Limited (netease.com, yahoo.com.cn, 21cn.com, sohu.com and tfol.com), search engines such as those operated by Baidu.com, Inc. and Beijing 3721 Technology Co. Ltd. (baidu.com and 3721.com), as well as websites of online stock brokerages and news and financial information websites. We have a total of 28 sponsorship arrangements with such Internet portals, search engines and websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors, including some of China’s top Internet portals such as netease.com, yahoo.com.cn and 21cn.com. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We derive a significant portion of our website traffic from these sponsorships. We also derive a portion of our website traffic through the word-of-mouth of the investing community.

We market our service offerings through our website, as well as through 38 customer support personnel at our customer service center. Our website provides detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems.

We charge our subscribers a subscription fee for the use of our service packages for a one-year period. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of cash payment, we promptly activate our subscribers’ accounts with us. Since we accept cash as the only payment method, we do not take any credit risk of our subscribers. We do not have a refund policy and generally do not offer refunds to our subscribers.

Online advertisement

The average number of daily user sessions on our website more than doubled to approximately 1.6 million during the six month period ended June 30, 2004 from approximately 0.7 million during the six month period ended June 30, 2003. As our website grows in popularity and the number of visitors to our website increases, we intend to increase our online advertising revenue by selling unobtrusive advertising space on our website. For example, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-links arrangements we have with companies in China. We plan to accomplish these through establishing a direct marketing team dedicated to online advertising.

Customer support

Our customer support center provides our subscribers real-time and personal support and is staffed by a team of 38 trained full-time customer support personnel. Our customer support center currently operates from 8:30 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 5:30 p.m. on weekends and holidays. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. They log approximately 3,600 customer contacts per week via telephone and email.

We have an in-house training program for our customer support personnel, which includes training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.

Product development

Our product development team of 11 personnel are responsible for the creation and upgrading of our web pages and the design and enhancement of features contained in our service packages. Our product development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct monthly meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our product development team works closely with our customer support team to develop features and content that are based on feedback we received from our subscribers and users.

We expect product development to remain an important part of our business as the online financial data and information services industry in China becomes increasingly sophisticated. In order to remain competitive, we expect to continue to expand our product development efforts:

•	to increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	to enhance our subscribers’ experience by improving the quality of our research tools and website; and

•	to develop additional research tools, features and content specifically targeting the high-end subscribers.

As an example of our recent product development efforts that we believe are attractive to high-end subscribers, we have added new features such as aggregate financial data on market holdings and price entry points to our service packages.

Technology and infrastructure

Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and five times our required bandwidth as measured during peak hours for the six months ended June 30, 2004.

Web server technology. Our web server technology enables us to quickly develop and deploy information services dynamically. Our web server technology includes features that are designed to optimize the performance of our online services. For example, we developed a special feature that maximizes the time during which client-server connections are kept open, based on current server load, thereby increasing user navigation and website access speed.

Database technology. We have developed database technology to address the specific requirements of our information services. Our database design and search techniques allow for efficient data retrieval within the unique operating parameters of the Internet. For example, our dynamic index traversal technology utilizes users’ inputted search parameters to determine the appropriate database index (from among multiple indices) in parallel, thereby efficiently locating the data requested. Further, we use an index compression mechanism to achieve an efficient balance between disk space and compression/decompression for various database activities.

Remote data aggregation engine. Our remote data aggregation engine allows us to retrieve, process and present data as a single virtual database result from a variety of sources, either in real-time or at predetermined intervals. We developed a template-driven profiling system that catalogs the data on each source site. We also store data results internally in order to reduce network traffic and deliver the results to our users as quickly as possible.

Competition

The online financial data and information service market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. The number of online financial news and information sources competing for users’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

•	publishers and distributors of traditional media, including print, radio and television, such as China Securities News, Shanghai Securities News, International Financial Times, 21st Century Economic Reports, as well as radio and television programs and news focused on financial news and information;

•	Internet portals providing information on business, finance and investing, such as sina.com and sohu.com;

•	financial information web pages offered by websites such as homeway.com.cn and stockstar.com.cn;

•	personal stock research software vendors, such as Shanghai Qian Long High Tech Corporation, that develop and market stock research software through stock brokerage companies; and

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities, such as Haitong Securities.

Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, the market acceptance, pricing and sophistication of our analytical tools, the ease of use of our information platform and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of products and services similar to or better than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our service packages, reduced margin or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

Intellectual property

Our intellectual property is an essential element of our business operations. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements to acknowledge that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and to assign to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent.

Our PRC subsidiary, CFO Beijing, is the registered owner of the following software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

Registered software	Copyright owner

Grand Reference v 1.0	CFO Beijing
Storm v 1.0	CFO Beijing
Stock Matrix (net version) v 1.0	CFO Beijing
Stock Finder v 1.0	CFO Beijing
Stock Radar (net version) v 1.0	CFO Beijing
China Securities References (net version) v 1.0	CFO Beijing
Goldpanning v 1.0	CFO Beijing
Fortune v 1.001	CFO Beijing
Sharpshooter (net version) v 1.0	CFO Beijing
King of Short-term Investment (net version) v 1.0	CFO Beijing
Family Assets and Investment Management System v 1.0	CFO Beijing

We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We have assigned Fuhua the right to use our website domain name to enable it to host our website on our behalf.

We do not currently have any trademarks registered with the China Trademark Office, but we have filed applications for trademark registration of “Financial Street Fuhua” in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China.

Facilities

Our executive offices are located in Beijing, China, where CFO Beijing leases 737 square meters of office space and shares the office space with Fuhua. The term of this lease expires on July 3, 2005.

We intend to seek additional office space as required for our operations as needed on commercially reasonable terms.

Employees

We have 71 full-time employees. We currently anticipate hiring an additional 15 employees over the next year, most of whom will be located in Beijing. Of our current employees, 3 are executive officers, 7 are administrative, 38 form our sales, marketing and customer support staff, 12 form our editorial department, and 11 are dedicated to our technology department. None of our employees are represented by a union. We believe we maintain a good working relationship with our employees.

We enter into a one-year standard employment contract with most of our employees. Our employment agreements with our chief executive officer, chief financial officer and chief operating officer have been separately negotiated with employment terms of ten years, two years and four years, respectively. We also enter into confidentiality and non-competition agreements with each of our employees, including our senior executives. These contracts include a covenant that prohibits the employee from engaging in any activities that compete with our business during, and for one year after, the period of their employment with our company.

We have entered into change in control agreements with each of our chief executive officer, chief financial officer and chief operating officer. Under these agreements, our obligations to compensate each executive will terminate if the executive resigns other than for a good reason or is discharged by us for cause. However, if after a change of control has occurred, as defined in the agreement, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive. The term “cause” includes the conviction of the executive for fraud or certain felonies or willful misconduct by the executive that is significantly injurious to us. The term “good reason” includes (a) changes in the executive’s position that materially reduce the executive’s authority, duties or responsibilities; (b) a reduction in the executive’s compensation; (c) a material reduction in the executive’s aggregate welfare and/or incentive opportunities under any of our incentive programs; (d) failure by us to obtain satisfactory agreement from a successor company to assume and agree to perform the change in control agreement; (e) any purported termination of the executive without our fulfilling the change in control agreement’s notice requirement; or (f) relocation of the executive’s principal place of employment by more than 50 miles. The severance benefits include a payment by us equal to the greater of $2 million or three times the sum of the highest rate of the executive’s base salary at any time prior to the termination plus the value of the highest total amount of bonuses earned by the executive in any one of the three full fiscal years prior to the change in control. In the event the foregoing payment would give rise to “excess parachute payments” under section 280G of the U.S. Internal Revenue Code, we have also agreed to gross-up the payments to the executive to take account of any such excess parachute payments. In addition, the vesting of the executive’s stock options and restricted stock awards, if any, will be accelerated upon the date of termination.

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, under which we could issue share options with the right to purchase up to 5,688,488 ordinary shares to our directors, officers, employees and other eligible persons. We have granted options under the Plan with the right to purchase a total of 5,688,488 ordinary shares. We amended the Plan in September 2004 to permit the issuance of options to purchase up to an additional 5,000,000 ordinary shares. We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004 under option agreements that were independent of the Plan to other consultants and strategic advisors.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at rates ranging from 1.5% to 20% of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical insurance and contribute to our employees’ union fees and education fees. The total amount of contributions we made to employee benefit plans in

2002, 2003 and the six months ended on June 30, 2004, was approximately $9,000, $14,000 and $9,000, respectively.

Legal proceedings

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory business permit from the China Securities Regulatory Commission, or the CSRC. While we believe we do not provide securities investment advisory services to the public, the CSRC may disagree with us. On May 30, 2002, we received a notice from the CSRC, requesting that we stop promotional activities of our service offerings involving investment advisory content and alter the relevant content of our website and offerings so that we will no longer be providing investment advisory related offerings. Promptly after receipt of such notice, we entered into a business cooperation agreement with a securities advisory company licensed to provide securities advisory services, pursuant to which we receive modeling advice and data processing advice for the development of our research tools. We subsequently filed a written report with the CSRC on July 18, 2002 explaining our business arrangements with the securities advisory company. Since that time, we have entered into similar business cooperation agreements with five other licensed securities advisory companies. We have not received any further notices from the CSRC since the filing and have been providing financial data and information services under this business framework since that time. We cannot assure you that the CSRC will not revisit this issue and take a position adverse to our interest and impose penalties on us. In that circumstance, we could suffer severe disruption to our business operations and lose substantially all of our revenue.

On May 19, 2004, four former employees of CFO Beijing filed claims with the Labor Arbitration Committee of Xi Cheng District in Beijing, against CFO Beijing alleging that we owed them unpaid overtime incurred while they were employed by CFO Beijing. The claims were dismissed on July 28, 2004 for lack of evidence. Since then, all four claimants have filed lawsuits against us in the Beijing Xicheng District People’s Court to recover the alleged unpaid overtime. There remain uncertainties associated with these claims, as the newly filed lawsuits remain ongoing. We cannot assure you that the plaintiffs filing the lawsuits against us will not prevail or that they will not bring other claims against us in other forums. Based on the opinion of DeHeng Law Office, our PRC counsel representing us in this litigation, we believe these claims will not result in any material liability for us.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business.

Regulation

We operate our business in China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Information Industry;

•	the China Securities Regulatory Commission;

•	the Ministry of Culture;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the State Administration of Industry and Commerce; and

•	the Ministry of Public Security.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign ownership restriction on Internet content provision businesses

PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through Fuhua, which is wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, who are both PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, SAR, are a foreign entity for this purpose. CFO Beijing cannot hold such licenses and approvals because it is a wholly foreign-owned enterprise. In the opinion of Jincheng and Tongda Law Firm, our PRC legal counsel:

•	the ownership structure of CFO Beijing and Fuhua, both currently and after giving effect to this offering, is in compliance with existing PRC laws and regulations;

•	our contractual arrangements with Fuhua and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws and regulations currently in effect; and

•	the business operations of our company, CFO Beijing and Fuhua, as described in this prospectus, are in compliance with existing laws and regulations in all material aspects.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Licenses and permits

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

In order to host our website, Fuhua is required to hold an Internet content provider, or ICP, license issued by the Ministry of Information Industry or its local offices. Fuhua currently holds an ICP license issued by Beijing Communications Administration, a local office of the Ministry of Information Industry.

Each ICP license holder that engages in supply of analysis and research information relating to stocks and other securities must obtain a securities advisory permit from China Securities Regulatory Commission, or the CSRC. We currently do not hold a securities advisory permit. We receive securities analysis and research information from licensed securities advisors that hold securities advisory permits, and we have clearly stated on our websites and in our software the source of such information as required by the CSRC. According to Jincheng and Tongda Law Firm, our PRC legal counsel:

•	our business operations in this regard are in compliance with all the existing laws and regulations of PRC; and

•	the relevant regulatory authorities are unlikely to impose any monetary penalty on us or order us to cease any of our current operations.

A recent regulation issued by the Ministry of Information Industry requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Information Industry or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.

Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. Fuhua has obtained such approval from Beijing Communications Administration, the government agency in charge of this matter in Beijing.

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which include provision of financial information through the Internet, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secretes. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Fuhua’s ICP license expressly states that it is not allowed to publish news, among other things, in relation to its Internet content provision. Specifically, the Press Office of Beijing People’s Government, the government authority regulating news publication, confirmed with us that so long as we do not provide general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news,” we are not required to obtain a license to publish financial or economic related news content.

Regulation of information security

Internet content in China is also regulated and restricted by the PRC government to protect State security. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual property rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the State Copyright Bureau or its local offices and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our self-developed software with the State Copyright Bureau.

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by the Ministry of Information Industry and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name.

Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our primary domain name, www.jrj.com.cn, with CNNIC, a domain name registration agency approved by the Ministry of Information Industry and obtained a registration certificate for this domain name.

Website name

PRC law requires entities and individuals operating commercial websites to register their website names with the State Administration of Industry and Commerce, or the SAIC, or its local offices and obtain a commercial website name registration certificate. If any entity or individual operates a commercial website without obtaining such certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. We have registered our website name, “JRJ Investment and Finance Network,” with, and received a commercial website name registration certificate from, Beijing municipal SAIC.

Privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users. In the opinion of Jincheng and Tongda Law Firm, our PRC legal counsel, we are currently in compliance with these laws and regulations.

Advertising regulation

PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. Currently, foreign investors cannot own more than 70% equity interest in an advertising agency in China. We hold our advertising permit through Fuhua, a PRC domestic company wholly owned by Jun Ning and Wu Chen. According to Jincheng and Tongda Law Firm, our PRC legal counsel, our online advertising business operated by Fuhua is in compliance with all of the relevant PRC laws and regulations.

Management

The following table sets forth the name, age and position of each director and executive officer of our company.

Name	Age	Position

Jun Ning	47	Chairman of the board of directors and chief executive officer
Hugo Shong	48	Director
Kheng Nam Lee(1)	56	Director
Ling Wang(1)(2)(3)	41	Director
Fansheng Guo(1)(2)(3)	48	Director
Sam Qian	41	Vice president and chief financial officer
Bo Wu	34	Vice president and chief operating officer

(1) Member, audit committee

(2) Member, compensation committee

(3) Member, nominations committee

Jun Ning has served as the chairman of our board of directors since May 2004 and our chief executive officer since 2000. From 1997 to 1999, Mr. Ning was the chief executive of Dalian Yaqi Computer Company, a corporation engaged in the business of producing and distributing computer software. From 1982 to 1997, Mr. Ning was a professor at the Dalian Military Medical College. Mr. Ning graduated from the Nanchang Institute of Aerospace Technology with a Bachelor of Science degree in Aero-mechanics.

Hugo Shong has served as our director since May 2004. Mr. Shong has been a senior vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.

Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management Pte Ltd, a management company for a venture capital fund, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd., both of which are affiliates of Vertex Technology Fund (III) Ltd. Mr. Lee is a director of Creative Technology Ltd and United Test and Assembly Centre Ltd, and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.

Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co., Ltd., a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a

Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.

Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman, chief executive officer and president of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.

Sam Qian has served as our vice president and chief financial officer since April 2004. Mr. Qian was a vice president of Sohu.com Inc., a Chinese Internet portal, from March 2000 to March 2004. From July 1996 to February 2000, Mr. Qian was an associate director in the risk management group of Barclays Capital, a financial services corporation. Mr. Qian graduated with a Bachelor of Arts degree in Physics from the University of Science and Technology of China, and holds a Ph. D. degree in Astrophysics from Columbia University. He was a Bakhmeteff fellow in fluid dynamics at Columbia University.

Bo Wu has served as our vice president and chief operating officer since May 2004. Mr. Wu was a senior manager at Yum! Restaurants, a franchisor of quick-service restaurants, in Shanghai, from July 2003 to May 2004. Mr. Wu was the general manager of Beijing Origus Food and Beverage Company, a chain restaurant operator in the PRC, from May 2002 to June 2003. Mr. Wu was a director of global corporate development with Dun & Bradstreet Corporation, a business information and commercial credit ratings provider, from October 1999 to January 2002. He was an associate analyst with Moody’s Investor Services, a credit rating services corporation, from August 1998 to January 2002. Mr. Wu has a Bachelor of Science degree in Material Science from the University of Science and Technology in Hefei, China, a Master of Science degree in Chemistry and a Master of Business Administration degree from Rutgers University.

Duties of directors

Under Hong Kong law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for consolidation, division or dissolution;

•	proposing amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

Terms of directors and executive officers

We have a staggered board, which means our directors, excluding our chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors.

Board practices

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Ling Wang and Fansheng Guo. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Our audit committee will be responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation committee. Our current compensation committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

Our compensation committee will be responsible for:

•	determining and recommending the compensation of our chief executive officer;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations committee. Our current nominations committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

Our nominations committee will be responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

Corporate governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association.

Compensation of directors and executive officers

In 2003, we paid aggregate cash compensation of approximately $100,000 to our directors and executive officers as a group. In 2004, we granted to selected directors, officers and employees options to acquire an aggregate 5,598,488 ordinary shares. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer.

Stock option plan

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares, or 7.7% of our issued share capital before taking into account this offering (and 5.7% after taking into account this offering), are reserved for issuance under the Plan. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 14.4% of our issued share capital before taking into account this offering (and 10.8% after taking into account this offering).

We have issued options under the Plan to purchase a total of 5,688,488 ordinary shares to selected directors, officers, employees and individual consultants and advisors. The exercise price for the stock options granted in January 2004 under the Plan is $0.16 per share and the exercise price for the 320,000 options granted in June 2004 is $1.04 per share. With the exception of the options granted to our directors and our management, which vest over a period of one to four years, our options granted to employees generally vest over a period of five years. Together with options we granted under option agreements that were independent of the Plan, we have a total number of 8,507,988 options that were currently vested and exercisable for ordinary shares.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Plan will terminate in January 2014.

The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary shares to
	be issued upon	Exercise price per
Name	exercise of options	ordinary share	Date of grant	Date of expiration

Jun Ning	1,295,000	$0.16	January 5, 2004	March 5, 2009
Bo Wu	*	0.16	January 5, 2004	March 5, 2009
Hugo Shong	*	0.16	January 5, 2004	March 5, 2009
	*	1.04	June 15, 2004	March 5, 2009
Kheng Nam Lee	*	0.16	February 18, 2004	March 5, 2009
	*	1.04	June 15, 2004	March 5, 2009
Fansheng Guo	*	0.16	January 5, 2004	March 5, 2009
	*	1.04	June 15, 2004	March 5, 2009
Ling Wang	*	0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009

*Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preferred shares are converted into our ordinary shares.

Principal and selling shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, assuming the conversion of all preference shares into ordinary shares, assuming that the underwriters do not exercise their option to purchase additional ADSs from the selling shareholders and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each selling shareholder participating in this offering.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 74,329,933 ordinary shares outstanding prior to this offering, and 99,329,933 ordinary shares outstanding after completion of this offering, each assuming the conversion of all preference shares into ordinary shares, and assuming that the underwriters do not exercise their option to purchase additional ADSs from the selling shareholders.

	Shares beneficially owned		Shares to be sold by		Shares beneficially owned
	prior to this offering		selling shareholders		after this offering

Name	Number	Percent	Number	Percent	Number	Percent

IDG Technology Venture Investment, Inc.(1)	22,633,937	30.5%	2,053,285	2.1%	20,580,652	20.7%
IDG Technology Venture Investments, LP(2)	7,393,865	9.9%	670,750	0.7%	6,723,115	6.8%
Vertex Technology Fund (III) Ltd.(3)	15,926,089	21.4%	1,444,770	1.5%	14,481,319	14.6%
Tongma Network Co. Ltd.(4)	17,489,046	23.5%	1,586,555	1.6%	15,902,491	16.0%
Jun Ning(5)	5,414,600	7.3%	—		5,414,600	5.4%
Capital Ventures International(6)	4,342,396	5.8%	244,640	0.2%	4,097,756	4.1%
Hugo Shong	*	*	*	*	*	*
Kheng Nam Lee	*	*	*	*	*	*
Ling Wang	*	*	*	*	*	*
Fansheng Guo	*	*	*	*	*	*
Sam Qian	*	*	*	*	*	*
Wu Bo	*	*	*	*	*	*

*  Upon exercise of all options currently exercisable or vesting within 60 days of the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

(1) Includes 22,633,937 Preference Shares, which will convert to ordinary shares upon the consummation of this offering. IDG Technology Venture Investment, Inc. sold 4,342,396 Preference Shares to Capital Ventures International in June 2004. As a result of this sale, IDG Technology Venture Investment, Inc.’s percentage ownership of our ordinary shares outstanding prior to this offering decreased from 36.3% to 30.5%. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc.

IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2) The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3) Includes 3,426,089 ordinary shares and 12,500,000 Preference Shares, which will convert to ordinary shares upon the consummation of this offering. Vertex Technology Fund (III) Ltd is 100% owned by Vertex Venture Holdings Ltd. Vertex Venture Holdings Ltd is 100% owned by Ellensburg Holding Pte Ltd; and Ellensburg Holding Pte Ltd is 100% owned by Singapore Technologies Pte Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and as such, exercises voting and dispositive power over our shares held by Vertex Technology Fund (III) Ltd. The president of Vertex Management (II) Pte Ltd is Mui Hong Tan. Ms. Tan disclaims beneficial ownership of our shares held by Vertex Technology Fund (III) Ltd.

Vertex Technology Fund (III) Ltd. is an affiliate of DBS Vickers Securities (USA) Inc. We have been informed that DBS Vickers Securities (USA) Inc. is a U.S. registered broker-dealer, through a common beneficial owner. Vertex Technology Fund (III) Ltd. purchased our shares for investment purposes in its ordinary course of business. At the time of its purchases, based on such shareholder’s representations to us, Vertex Technology Fund (III) Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute them. Before Vertex Technology Fund (III) Ltd. purchased our shares in July 2000, it was not affiliated with or otherwise related to us. The address of Vertex Technology Fund (III) Ltd. is 77 Science Park Drive, #02-15 Cintech III, Singapore Science Park, Singapore 118256.

(4) Includes (i) 3,844,523 ordinary shares and 6,000,000 Preference Shares, which will convert to ordinary shares upon the consummation of this offering, held by Cast Technology, Inc.; and (ii) 1,644,523 ordinary shares and 6,000,000 Preference Shares, which will convert to ordinary shares upon the consummation of this offering, held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are wholly-owned subsidiaries of Tongma Network Co. Ltd. Jianping Lu and Ling Zhang hold 45% and 55%, respectively of Tongma Network Co. Ltd. The address of Tongma Network Co. Ltd. is 47 Yongan Road, Changping District Technology Park, Beijing 102200, China.

(5) Includes 200,000 ordinary shares issuable upon exercise of options currently exercisable or vesting within 60 days of the date of this prospectus and 5,214,600 ordinary shares owned by Mastery Corporate Limited. Jun Ning controls Mastery Corporate Limited.

(6) Includes 4,342,396 Preference Shares, which will convert to ordinary shares upon the consummation of this offering. Susquehanna Advisors Group, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over our shares held by Capital Ventures International. The president of Susquehanna Advisers Group, Inc. is Arthur Dantchik, who disclaims beneficial ownership of our shares owned by Capital Ventures International.

Capital Ventures International is an affiliate of each of Susquehanna Financial Group, LLP and Susquehanna Capital Group, both of which are U.S. registered broker-dealers. Capital Ventures International purchased our shares for investment purposes in its ordinary course of business. At the time of its purchases, based on such shareholder’s representations to us, Capital Ventures International had no agreements or understandings, directly or indirectly, with any person to distribute them. Before Capital Ventures International purchased our shares in June 2004, it was not affiliated with or otherwise related to us.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Other than shares held by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, each of which is a United States corporation or limited partnership, in each case as set forth in the table above, and shares held by our chief financial officer Sam Qian, who is a U.S. citizen, none of our outstanding ordinary shares or preference shares is held in the United States, nor do we have any record holders of our voting securities in the United States.

Recent transactions involving our securities

In May 2003, we issued 2,666,600 ordinary shares at par value HK$0.001 (US$0.00013) per ordinary share, to Jun Ning, our chairman and chief executive officer. In June 2004, Jun Ning transferred 5,214,600 ordinary shares (including the 2,666,000 ordinary shares we issued to Jun Ning in May 2003) to Mastery Corporate Limited, a company controlled by Jun Ning.

In May 2003, seven of our founding shareholders, Wang Xinzheng, Fan Zhongkui, Zou Qixiong, Cheng Cheung Cing, Cen Anbin, Lin Gang, and Zhang Libo, sold 14,109,000 ordinary shares to IDG Technology Venture Investments, LP, Vertex Technology Fund (III) Ltd. and two wholly-owned subsidiaries of Tongma Network Co., Ltd. at a purchase price of $0.036 per share. None of these selling shareholders has had any affiliation with us after the May 2003 sale.

In July 2003, IDG Venture Investments, LP converted 1,672,100 preference shares and was issued 1,672,100 ordinary shares as a result of such conversion.

In January 2004, we granted options under our 2004 Stock Incentive Plan to purchase a total of 5,368,488 ordinary shares to our directors, officers and employees and some of our consultants and advisors who were individuals. In January 2004, we also granted options to purchase a total of 6,829,500 ordinary shares under option agreements that were independent of our 2004 Stock Incentive Plan to other consultants and strategic advisors in consideration for business advisory services rendered by such consultants and advisors to us in the past.

In April 2004, we issued 730,000 ordinary shares at par value HK$0.001 (US$0.00013) per ordinary share, to Sam Qian, our chief financial officer, subject to certain stock transfer restrictions set forth in the restricted share purchase agreement between us and Mr. Qian.

In June 2004, IDG Technology Venture Investment, Inc. sold 4,342,396 preference shares to Capital Ventures International at a purchase price of $1.04 per share.

In June 2004, we granted 320,000 options under our 2004 Stock Incentive Plan to our directors at an exercise price of $1.04 per share.

Related party transactions

CFO Beijing/ Fuhua arrangements

In order to comply with PRC regulations, we operate our online business in China through Fuhua, a company wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, who are both PRC citizens. We have entered into a series of contractual arrangements with Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of services and certain shareholder rights and corporate governance matters.

Each of our contractual arrangements with Fuhua and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of those agreements are provided in this prospectus under “Where you can find additional information.”

Leasing of equipment

Equipment Leasing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua. CFO Beijing leases to Fuhua equipment necessary for Fuhua’s operation and requested by Fuhua from time to time for a monthly lease payment calculated based on the actual value of the leased equipment. Without CFO Beijing’s written consent, Fuhua may not lease any equipment from any other parties. The term of the lease is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Provision of services

Technical Support Agreement, dated May 27, 2004, between CFO Beijing and Fuhua. CFO Beijing provides Fuhua with exclusive technical support services for the maintenance of Fuhua’s servers, networks and other equipment, software and systems. Fuhua pays a quarterly service fee to CFO Beijing which is based on the actual labor cost of CFO Beijing during the relevant period. In addition, Fuhua reimburses CFO Beijing for out of pocket costs CFO Beijing incurs in connection with providing the services under this agreement. The term of this agreement is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Amended and Restated Strategic Consulting Service Agreement, dated May 27, 2004, between CFO Beijing and Fuhua. CFO Beijing provides Fuhua with strategic consulting and related services for Fuhua’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services relating to Fuhua’s business, including its online advertising business. The fee for these services will be calculated quarterly based on the actual time of services provided by CFO Beijing. The term of this agreement is 20 years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Domain Name Licensing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua. CFO Beijing has granted to Fuhua a non-exclusive license to use its domain name www.jrj.com.cn. Without CFO Beijing’s consent, Fuhua cannot transfer, pledge or sublicense its interest in the domain name. CFO Beijing reserves the right to use the domain name by itself and license the domain name to other parties. Fuhua will not pay a separate licensing fee to CFO Beijing for such license but will bear CFO Beijing’s costs relating to registration and maintenance of the domain name. The term of the license equals the term of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua. Before the term expires, CFO Beijing may unilaterally terminate the license by delivering a written notice to Fuhua.

Loans to Jun Ning and Wu Chen

We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in Fuhua as Fuhua’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interests in Fuhua held by Jun Ning and Wu Chen, the actual value of Fuhua were to have increased at an average annual rate greater than 60%. Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect Fuhua to continue to provide advertising related services once CFO Beijing is permitted under PRC law to engage in these advertising related services directly, which may be as soon as 2006 according to recent PRC government announcements related to China’s World Trade Organization compliance schedule. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.

In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.

Shareholder rights and corporate governance

Transfer of ownership when permitted by law

Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and Fuhua on May 27, 2004, Jun Ning and Wu Chen jointly granted us an exclusive option to purchase all of their equity interest in

Fuhua, and Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, or (2) to the extent permitted by law, with respect to Jun Ning’s or Wu Chen’s individual interest, as the case may be, when Jun Ning ceases to be a director or employee of Fuhua, Wu Chen ceases to be affiliated with IDG Technology Venture Investment, Inc. or IDG Technology Venture Investments, LP or neither entity continues to be our shareholder, or either Jun Ning or Wu Chen desires to transfer his equity interest in Fuhua to a third party. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.

The exercise price of the option will equal the total principal amount of the loans lent by us to Jun Ning and Wu Chen under the loan agreements dated May 27, 2004 between us and Jun Ning and Wu Chen, respectively, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Jun Ning and Wu Chen. We may choose to pay the purchase price payable to Jun Ning and Wu Chen by canceling our loans to Jun Ning and Wu Chen.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of Fuhua’s shares or assets, Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; and (3) distribute any dividends to its shareholders in any manner, and Jun Ning and Wu Chen may not cause Fuhua to amend its articles of association to the extent such amendment may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

Voting arrangement

Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior managers of Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us.

Share Pledge Agreement

Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua. Under this agreement, Jun Ning and Wu Chen have agreed not to transfer, assign, pledge or in any other manner dispose of their interests in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in Fuhua to us or the third party assignee designated by us according to the purchase option agreement.

Financing support

Pursuant to the purchase option agreement, we have agreed to provide or designate one of our affiliates to provide financing to Fuhua in a way permitted by relevant laws in case Fuhua needs such financing. If Fuhua is unable to repay the financing due to its losses, we agree to waive or cause other relevant parties to waive all recourse against Fuhua with respect to the financing.

Indemnifications

Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Jun Ning and Wu Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.

Other related party transactions

Shareholders Agreement

Pursuant to the terms of the shareholders agreement, at any time six months after the closing of the initial public offering of our ordinary shares pursuant to a registration statement, any investors holding in aggregate at least 25% of registrable securities then outstanding may require us to effect the registration, on a form other than Form F-3, of at least 25% of the registrable securities then outstanding. Our investors under the shareholders agreement are IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. We are not obligated to take any action to effect any such registration on more than two occasions in which the registration has been declared effective, or more than once in any 90 day period.

In addition, parties to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1 million and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than two such registration in any twelve month period.

Holders of registrable securities are also entitled to “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable to IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd., who

are holders of our preference shares, including (1) ordinary shares issued upon conversion of our preferred shares, (2) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 10% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting.

We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3 and piggyback registrations.

The foregoing demand, Form F-3 and piggyback registration rights will terminate, with respect to any holder of registrable securities, on the earliest of:

•	the fifth anniversary of the consummation of our initial public offering;

•	upon such holder holding less than 1% of our outstanding ordinary shares after our initial public offering; and

•	upon such holder becoming eligible to sell all of such holder’s registrable securities pursuant to Rule 144 under the Securities Act within any three-month period without volume limitations, under Rule 144(k), or under any comparable securities law of a jurisdiction other than the United States for sale of registrable securities in such jurisdiction.

Description of share capital

The following is a summary of material terms relating to our ordinary shares, and includes brief summaries of certain provisions of our memorandum and articles of association, or collectively our Articles, as in effect at the consummation of this offering, and where relevant to the description of our shares, the Companies Ordinance (Chapter 32 of the laws of Hong Kong), or the Companies Ordinance. The rights and liabilities of our shareholders are governed principally by the Companies Ordinance, and our Articles. As this is a summary, it does not contain all the information that may be important to you. You should read our Articles in its entirety, which have been filed as an exhibit to the registration statement that includes this prospectus.

There are currently no foreign exchange control restrictions imposed by Hong Kong law which affect us. There are currently no foreign exchange control restrictions on our ability to transfer funds into and out of Hong Kong or to pay dividends to United States residents who are holders of the ADSs.

General

We were incorporated in Hong Kong on November 2, 1998 under the Companies Ordinance. As a company incorporated in Hong Kong, we are registered with the Hong Kong Companies Registry as company number 658375. As of the date hereof, we had an authorized share capital of 500,000,000 ordinary shares with a par value of HK$0.001 each and 50,000,000 preference shares with a par value of HK$0.001 each. Upon completion of this offering, we will have issued and outstanding 99,329,933 of our ordinary shares and none of our preference shares. All our preference shares outstanding prior to this offering will convert into ordinary shares upon the consummation of this offering. There are no restrictions, either pursuant to our Articles, or pursuant to the current laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

Our memorandum of association and the Companies Ordinance permit us to conduct any lawful business under Hong Kong law.

Dividends

Unless the relevant provisions of the Companies Ordinance require otherwise, we or our board of directors may declare dividends. Our Articles provide for apportioning dividends where shares are not fully paid during the period covered by the dividend.

We can pay dividends only out of our profits or other distributable reserves.

In respect of any dividend proposed to be paid or declared by our board of directors or by us in a general meeting, our board of directors may further propose either:

•	that such dividend be satisfied in whole or in part in the form of an allotment of fully paid shares to our shareholders. Shareholders entitled to receive these new shares will also be entitled to choose to receive the dividend (or a part of it) in cash and not shares; or

•	that a shareholder entitled to such dividend is entitled to elect to receive an allotment of fully paid shares instead of the whole or that part of the cash dividend as the board of directors may decide.

Any general meeting of our shareholders declaring a dividend may by ordinary resolution (which is a resolution passed by a majority of our shareholders who attend and vote at a meeting of shareholders), and upon the recommendation of our board of directors, direct that the dividend be met in whole or in part by the distribution of our assets.

Any dividend not claimed by a shareholder after a period of one year from the date when it was declared may be invested or otherwise used by our board for our benefit until it is claimed. Any dividend not claimed by a shareholder after a period of six years from the date when it was declared shall be forfeited and shall revert to us. The payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account will not make us responsible as a trustee for such sums.

Shareholders’ meetings

We are required to hold an annual general meeting of our shareholders once every calendar year and not more than 15 months after our previous annual general meeting of shareholders. We may also hold other general meetings of our shareholders, which are called extraordinary general meetings, from time to time. Our board of directors may convene an extraordinary general meeting (which is any general meeting of our shareholders other than the annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding 5% or more of our paid-up capital that carries the right to vote at general meetings.

The annual general meeting and any other general meeting of our shareholders held for the passing of a special resolution (which is a resolution passed by not less than 75% of votes cast by shareholders entitled to attend and vote at a meeting of shareholders) should be convened by not less than 21 days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by less than 21 days’ notice if it is agreed to by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting of shareholders normally includes:

(a)	the declaration and sanctioning of dividends, if any;

(b)	the consideration and adoption of the audited accounts, balance sheets and the reports of the directors and auditors prepared according to the Companies Ordinance;

(c)	the election of directors nominated by our board of directors, including in place of those retiring (by rotation or otherwise);

(d)	the appointment or re-appointment of auditors; and

(e)	the fixing of, or the determining of the method of fixing, the remuneration of the auditors.

Registered shareholders representing at least 2.5% of our voting rights, or at least 50 registered shareholders holding an average of HK$2,000 in paid-up value of our shares each, can propose a resolution to be moved at an annual general meeting, but must give at least 120 days’ written notice of any such proposed resolution.

All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) must be convened by at least 14 days’ notice in writing, unless otherwise agreed by a majority in number of the shareholders having the right to attend and vote at the meeting that together holds at least 95% in nominal value of the shares giving that right.

Shareholders present in person or by proxy who hold at least one-third of our issued and outstanding ordinary shares and who are entitled to vote shall constitute a quorum for all purposes, although if at any time we have only one shareholder, one shareholder present in person or by proxy will constitute a quorum. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman which shall not be treated as part of the business of the meeting.

Voting rights

Under the Companies Ordinance, any action to be taken by the shareholders in a general meeting requires the passing of either an ordinary or a special resolution at such meeting. Generally, resolutions of the shareholders are passed by ordinary resolution. However, the Companies Ordinance and our Articles provide that certain matters may only be passed as special resolutions.

Unless any shares have special terms as to voting, on a show of hands every member who is present in person at a general meeting shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote, for every fully paid share of which he is the holder. Our Articles set out the circumstances in which a poll can be demanded.

Issue of shares

Under the Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders in a general meeting. Any such approval given in a general meeting shall continue in force until the earlier of: (1) the conclusion of the next annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. If such approval is given, our unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.

Our shareholders have given our directors the authority to issue our authorized but unissued shares, which authority will remain valid until our next annual general meeting or the date when our next annual general meeting is required to be held.

Transfer of shares

Unless specifically restricted by our Articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual form, or such other form as our board of directors may approve.

The instrument of transfer of a share shall be signed by or on behalf of both the buyer and the seller of that share provided that our board of directors may dispense with the signing of the instrument of transfer by the buyer in any case which it thinks fit in its discretion to do so. Except as provided in the paragraph above, our board of directors may also decide, either generally or in any particular case, upon request by either the buyer or seller of shares to accept mechanically signed transfers. The seller shall be deemed to remain the holder of the share until the name of the buyer is entered into our register in respect of that share.

Our board of directors may in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share or if the transfer is not in compliance with the transfer procedures set forth in our Articles.

If our board of directors declines to register a transfer of any share, we must send to the purchaser notice of the refusal within two months after the date on which the instrument of transfer was given to us.

Shareholders

In accordance with the Companies Ordinance and our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. We do not recognize holders of ADSs representing our ordinary shares as our shareholders, and instead we recognize the ADS depositary as our shareholder. We are not bound to recognize any trust over our shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide, but the register shall not be closed in any year for more than 30 days (excluding Sundays and public holidays). Our shareholders are liable to pay the full purchase price of shares registered in their names, but are not otherwise subject to further capital calls on their shares or to liabilities solely in their capacity as shareholders.

Board of directors

We are managed by our board of directors. Our Articles provide that the number of our directors must consist of no less than five and no more than nine directors. We currently have five directors.

Any director on our board may be removed by way of an ordinary resolution of shareholders, provided that any shareholder intending to propose a resolution to remove a director must give 120 days’ written notice of his intention to do so. Any vacancies on our board or additions to the existing board can be filled by the affirmative vote of a majority of the remaining directors, or with respect to a vacancy left by the resignation of a director, the dismissal of a director for cause, or the removal of a director by an ordinary resolution of our shareholders, by an affirmative vote of our shareholders. Our directors are not required to hold any of our shares to be qualified to serve on our board.

Meetings of our directors may be convened at any time deemed necessary by our chairman or one third or more of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of the meeting.

A meeting of our board shall be competent to make lawful and binding decisions if a majority of the members of our board are present or represented. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our directors are required to be decided by simple majority votes of directors present at the meeting. In the case of a tied vote, the chairman of the meeting shall have a second or deciding vote. Our board may also pass resolutions without a meeting by unanimous written consent.

Borrowing powers

Our Articles provide that our board may in its discretion exercise our power to borrow money and to give security for any borrowing. Our board is required to keep a register of all security or collateral affecting us or our assets.

Committees of board of directors

Pursuant to our Articles, our board has established an audit committee, a compensation committee and a nominations committee. Compensation of our directors is determined by our compensation committee, as described under “Management”.

Corporate governance

Under our Articles, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant Board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, the director may vote in respect of any contract or proposed contract or arrangement in which he is interested and may be counted in the quorum at such meeting.

Staggered board

Our Articles require half of our directors, excluding our chief executive officer who is also a director, to retire at each annual meeting of our shareholders. A retiring director is eligible for re-election. Our chief executive officer will at all times be a director, and will not retire as a director so long as he remains as the chief executive officer. If our chief executive officer resigns, is terminated or otherwise ceases to be our chief executive officer, he will at the same time cease to be a director, and our board, in accordance with our nominations committee procedures, will appoint a new chief executive officer in his place who will at the same time be appointed as a director.

Differences between Hong Kong corporate law and Delaware corporate law

Hong Kong laws differ in some respects from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of significant differences between the Companies Ordinance, which applies to us, and laws applicable to Delaware corporations.

Mergers and similar arrangements

Hong Kong companies cannot merge in the same way that Delaware corporations can. However, the Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.

A potential acquirer of our shares may make a tender offer for our shares. Under the Companies Ordinance, a potential acquirer who purchases at least 90% or our outstanding shares within four months (not including shares held by the acquirer) can compulsorily acquire the remaining shares.

If the amalgamation or tender offer described above is successful, dissenting shareholders will generally have no rights comparable to appraisal rights, which may otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

Hong Kong courts do not recognize class action suits of the kind that may be recognized by the U.S. courts, and derivative actions by Hong Kong companies are rare. Moreover, professional conduct rules applicable to Hong Kong lawyers generally prohibit contingency fee arrangements, which are arrangements under which a lawyer or law firm agrees to charge legal fees only if the lawsuit is successful. Shareholders’ suits against a Hong Kong company or its directors can therefore be more difficult and costly for a minority shareholder to commence and maintain in Hong Kong, than in the U.S.

Registration rights

Under the terms of a shareholders agreement with certain of our existing shareholders, at any time six months after the closing of the initial public offering of our ordinary shares pursuant to a registration statement, any investors holding in aggregate at least 25% of registrable securities then outstanding may, on two occasions only, require us to effect the registration, on a form other than Form F-3, of all or part of the registrable securities then outstanding.

In addition, parties to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public, net of selling expenses, would be at least US$1,000,000 and we are entitled to use Form F-3 or a comparable form for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than two such registrations in any 12 month period.

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable to IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd., or Vertex, who are holders of our preference shares, including (1) ordinary shares issued upon conversion of our preferred shares, (2) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to IDG and Vertex. Under certain circumstances, such demand registration may also include ordinary shares hold by other shareholders that are not registrable securities.

For a further description of these registration rights, see “Related party transactions.”

Description of American Depositary Shares

American depositary receipts

JPMorgan Chase Bank, as depositary, will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in five ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Hong Kong law governs shareholder rights. The depositary or its nominee will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. Directions on how to obtain copies of these are provided elsewhere in this prospectus under the caption “Where you can find more information.”

Share dividends and other distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying ordinary shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

•	appropriate adjustments for taxes withheld,

•	such distribution being impermissible or impracticable with respect to certain registered holders, for example, if registered holders do not maintain accounts capable of receiving distributions in the currency of the distribution, or lack any foreign exchange approvals required for the depositary to make such distributions to them, and

•	deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

•	Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary will use reasonable efforts to sell such rights if practicable and distribute the net proceeds as cash. The depositary will allow rights that are not distributed or sold to lapse, in which case ADR holders will receive no value for them.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable, (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or (3) hold the distributed property in which case the ADSs will also represent the distributed property.

Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

Distributions may be impermissible if making such distribution would violate a law, rule or regulation of the U.S. or otherwise and be impracticable by reason of de minimis size or quantity. For example, if a distribution results in fractions of cents being distributed, it would not be practicable to distribute the fractions because the cost of the distribution would exceed the value of the distribution. Also, if the distribution is not a security or cash and cannot easily be converted into distributable cash, it will not be distributed.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADRs be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADS at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to an account designated by you maintained by us, in the case of ordinary shares in registered form, or transfer to an account of an accredited financial institution on your behalf in the case of ordinary shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. It may not be practical for the depositary to vote or have its agents vote as you instruct if the depositary does not receive your instructions in time, and in those circumstances the depositary will not vote the ordinary shares representing your ADSs. It may also not be practical for the depositary or its agents to vote your securities if, for example, your instructions are not completed in accordance with procedures specified by the depositary, or if your voting instructions are lost in the mail or misdelivered.

If the depositary does not receive instructions from you, the depositary may deem that you have instructed it to give a discretionary proxy to a person designated by us, and the depositary will, if practicable and legally permitted, give a discretionary proxy to that person to vote the deposited securities represented by your ADSs. The discretionary proxy will not be given unless the depositary has received a satisfactory legal opinion as to the legality, validity and other matters concerning the discretionary proxy under the laws of Hong Kong. Moreover, a discretionary proxy will not be given where we do not wish the proxy to be given, where we or the depositary think that substantial opposition exists to the matter to be voted upon, or where the matter to be voted upon materially affects the rights of holders of our shares.

Subject to the above, the depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion under any circumstances including in any situation where a discretionary proxy is deemed to be given. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record dates

The depositary may fix record dates, after consultation with us, for the determination of the ADR holders who will be entitled:

•	to receive a dividend, distribution or rights, or

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, or

•	for the determination of the holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program,

all subject to the provisions of the deposit agreement.

Reports and other communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications, such as notices, reports and proxy soliciting material, generally available to holders of our ordinary shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will transmit copies of them, or, at its option, summaries of them to ADR holders by mail.

Fees and expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs made;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $.02 or less per ADS (or portion thereof) for any Cash distribution made pursuant to the Deposit Agreement,

•	a fee of $0.02 or less per ADS for depositary services, which shall accrue on the last day of each calendar year and shall be payable at the sole discretion of the Depositary by billing Holders for such charge or deducting such charge from one or more Cash distributions; provided that the fee assessed under this provision shall be reduced to the extent a cash dividend fee was charged in such calendar year pursuant to the above;

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of Renminbi into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment in the PRC) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall.

Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. The depositary will give ADR holders at least 30 days notice by mail of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. Termination will not occur until we have appointed a new depositary and the new depositary accepts its appointment. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, (2) to hold or sell distributions received on deposited securities. and, (c) in the context of its resignation or removal, upon payment of all sums due to it, to provide us with a copy of its ADR holder records, make available to us, or to another person designated by us, all of the deposited securities held under the deposit agreement and cooperate with the new depositary in this regard. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on obligations and liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADRs, the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (1) the identity and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the ordinary shares on the books maintained by or on our behalf for the transfer and registration of ordinary shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, regulation of the United States, Hong Kong, China or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay any act which the deposit agreement or the ADR provides shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote under any circumstances. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages. For example, the depositary and its agents will not be liable for failing to carry out your voting instructions if your voting instructions are not completed in accordance with procedures specified by the depositary, or are received by the depositary later than the date required by the depositary, or if your voting instructions are lost in the mail or misdelivered, or if the failure to vote in accordance with your instructions was due to the negligence of the depositary or its agents.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of interest in ADSs

From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Requirements for depositary actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of ordinary shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in the case of public emergencies, and on weekends and public holidays.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of ordinary shares (or rights to receive ordinary shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying ordinary shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying ordinary shares,

•	assigns all rights in such ordinary shares to the depositary,

•	holds such ordinary shares for the account of the depositary, and

•	will deliver such ordinary shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADSs. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Shares eligible for future sale

Upon completion of this offering, we will have outstanding 6,200,000 ADSs representing 31,000,000, or approximately 31.2%, of our ordinary shares. In addition, we will have outstanding 68,329,933 ordinary shares not represented by ADSs. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up agreements

We have agreed with the underwriters that we will not, without the prior consent of J.P. Morgan Securities Inc., for a period of 180 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares;

whether any transaction described above is to be settled by the delivery of ADSs, our ordinary shares or such other securities, in cash or otherwise.

The restrictions in the above paragraph with respect to us do not apply to (1) the ADSs to be sold in this offering and the ordinary shares underlying such ADSs; (2) any ordinary shares to be issued upon the exercise of options granted under our 2004 Stock Incentive Plan; (3) any sale or transfer of our securities by us to any of our affiliates, provided that such affiliate agrees to be bound by the restrictions above; and (4) any sale or transfer of our securities in connection with a merger or acquisition involving us, CFO Beijing or Fuhua as a party, provided that the total number of transferred securities constitutes less than 10% of our outstanding share capital, and any purchaser of our securities agrees to be bound by the restrictions above.

In addition, our directors, officers and shareholders have entered into a similar 180-day lock-up agreement with respect to our ordinary shares and ADSs. The restrictions applicable to our directors, officers and shareholders do not apply to (1) the ADSs to be sold in this offering, and the ordinary shares underlying such ADSs; (2) any sale or transfer of our securities to any of their affiliates, provided that such affiliate agrees to be bound by the lock-up agreement; (3) bona fide gifts to donees or transfers for tax or estate planning purposes, provided, in each case, the party receiving our securities agrees to be bound by the lock-up restrictions of the party transferring the securities; and (4) any purchase of our securities, and sale with respect to such securities, on the public market.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal 993,299 ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Registration rights

Upon completion of this offering, IDG Technology Venture Investment, Inc. and Vertex, the holders of 22,633,937 and 12,500,000 preference shares respectively, or approximately 22.8% and 12.6%, respectively, of our then outstanding shares, assuming conversion in full of all of their preference shares and assuming in each case that the underwriters do not exercise their over-allotment option, together with their respective transferees (if any) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above subject to certain conditions on registration rights.

Taxation

The following discussion of the material Hong Kong and United States federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Lovells, our special Hong Kong tax advisor. To the extent the discussion relates to legal conclusions under current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel.

Hong Kong taxation

Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the current year of assessment 2004/2005, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the U.S.

Estate duty. Estate duties are imposed upon the value of properties situated or deemed to be situated in Hong Kong that pass to a person’s estate upon his or her death. Our ordinary shares are Hong Kong property under Hong Kong law, and accordingly may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs, notwithstanding that the ADRs representing such ADSs may be situated outside Hong Kong at the date of such death. Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%, which rate and threshold has been adjusted on a fairly regular basis in the past. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

Stamp duty. Hong Kong stamp duty is generally payable on the transfer of shares in companies incorporated in Hong Kong. The stamp duty is payable both by the purchaser on every purchase and by the seller on every sale of such shares at the ad valorem rate of HK$1.00 per HK$1,000 or part thereof, on the higher of the consideration for or the value of the shares transferred. In addition, a fixed duty, currently of HK$5, is payable on an instrument of transfer of such shares. Where one party to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer of such shares (if any), and the purchaser will be liable for payment of such stamp duty. A withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also require payment of Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless such withdrawal or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not require payment of stamp duty. In addition, no Hong Kong stamp duty is payable upon the transfer of ADSs effected outside Hong Kong.

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you are an initial purchaser of our ADSs and you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. holders.”

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. holders

Dividends on ADSs

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend policy.”

Subject to the discussion under the heading “Anti-deferral rules” below, if we do make distributions and you are a U.S. holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on the Nasdaq National Market. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Sales and other dispositions of ADSs

Subject to the discussion under the heading “Anti-deferral rules” below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of disposition. If you are an individual, long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2009). Your ability to deduct capital losses will be subject to various limitations.

Anti-deferral rules

The earnings of foreign corporations are generally not subject to U.S. federal income tax until they are distributed to their shareholders. You should be aware, however, that there are certain rules that, if applicable, would accelerate U.S. federal income taxation to you of some or all of our earnings and could otherwise have adverse tax consequences to you. The more commonly applicable of those anti-deferral rules are the passive foreign investment company, or PFIC, rules, controlled foreign corporation, or CFC, rules, and foreign personal holding company, or FPHC, rules.

Because of the current and expected future ownership of our stock and ADSs, we believe we are not, and we do not expect to become, subject to the CFC and FPHC rules for U.S. federal income tax purposes. However, the PFIC rules are discussed below.

Status as a PFIC

If we are a PFIC in any taxable year in which you hold ADSs, you will generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we are a PFIC, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “Dividends on ADSs” section above.

We will be classified as a PFIC in any taxable year if either: (1) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties), or (2) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets (calculated based on our market capitalization, which is our stock price multiplied by the total number of our outstanding ordinary shares). For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after the offering, cash equivalents, cash invested in short-term, interest bearing, debt instruments, or bank deposits, and any other current asset that is readily convertible into cash, will generally count as a passive asset.

We operate an active online business in China and do not expect to be a PFIC for the taxable year 2004 and do not expect to change our business activities in ways which would cause us to become a PFIC in later taxable years. Our expectation is based on our assumption that the value of our outstanding stock will not decrease significantly after the offering and that, although we have not yet determined to allocate any specific portion of the net proceeds for any particular transaction or investment, over time we intend to invest proceeds of this offering and other cash that we will hold and generate in the ordinary course of our business in assets that will be used in our active online business. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2004 and/or later taxable years, as PFIC status is re-tested each year and depends on the actual facts in such year. We could be a PFIC, for example, if we do not spend sufficient amounts of the proceeds of this offering, if our market capitalization (i.e., our stock price multiplied by the total number of our outstanding ordinary shares) at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC in any year, as a U.S. holder, you will be required to make an annual return on IRS Form 8621 regarding your ADSs. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs.

The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq National Market. As a result, if we are a PFIC in any year, you will be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election will generally be taxed at ordinary income rates and will not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses will be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs will be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

Generally, if we are or become a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs.

Non-U.S. holders

For purposes of the U.S. federal income tax discussion below, you are a “Non-U.S. holder” if you beneficially own ADSs and are not a U.S. holder (as defined above). If you are a non-

U.S. holder, you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

* * *

Prospective purchasers should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift and inheritance laws.

Underwriting

J.P. Morgan Securities Inc. is the representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, have severally agreed to purchase from us and the selling shareholders the following respective number of ADSs:

Number of
Name	ADSs

J.P. Morgan Securities Inc.
Jefferies Broadview, a division of Jefferies & Company, Inc.
WR Hambrecht + Co, LLC

Total	6,200,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, the selling shareholders, our counsel and the independent auditors. The underwriters are committed to purchase all the ADSs offered by us and the selling shareholders if they purchase any ADSs.

The selling shareholders have granted to the underwriters a 30-day option to purchase up to 930,000 additional ADSs, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions would be $                    and total proceeds to us, before the deduction of expenses, would be $                    .

The total underwriting discounts and commissions we will pay to the underwriters will be           % of the total offering price of the ADSs. The following table shows the per ADS and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional ADSs.

Underwriting discounts and commissions	No exercise	Full exercise

Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $           million.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that we expect to be incurred in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market quotation fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee[1]	$
Nasdaq National Market Quotation Fee
National Association of Securities Dealers, Inc. Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Depositary Expense
Miscellaneous

Total	$

(1) Consists of the registration fee for our ordinary shares on Form F-1 (Registration No. 333-119166) and for our ADSs on Form F-6 (Registration No. 333-119530).

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per ADS. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $          per share to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ADSs offered in this offering.

We have agreed with the underwriters that we will not, without the prior consent of J.P. Morgan Securities Inc., for a period of 180 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares;

whether any transaction described above is to be settled by the delivery of ADSs, our ordinary shares or such other securities, in cash or otherwise.

The restrictions in the above paragraph with respect to us do not apply to (1) the ADSs to be sold in this offering and the ordinary shares underlying such ADSs; (2) any ordinary shares to be issued upon the exercise of options granted under our 2004 Stock Incentive Plan; (3) any sale or transfer of our securities by us to any of our affiliates, provided that such affiliate agrees to be bound by the restrictions above; and (4) any sale or transfer of our securities in connection with a merger or acquisition involving us, CFO Beijing or Fuhua as a party, provided that the total number of transferred securities constitutes less than 10% of our outstanding share capital, and any purchaser of our securities agrees to be bound by the restrictions above.

In addition, our directors, officers and shareholders have entered into a similar 180-day lock-up agreement with respect to our ordinary shares and ADSs. The restrictions applicable to our directors, officers and shareholders do not apply to (1) the ADSs to be sold in this offering, and the ordinary shares underlying such ADSs; (2) any sale or transfer of our securities to any of their affiliates, provided that such affiliate agrees to be bound by the lock-up agreement; (3) bona fide gifts to donees or transfers for tax or estate planning purposes, provided, in each case, the party receiving our securities agrees to be bound by the lock-up restrictions of the party transferring the securities; and (4) any purchase of our securities, and sale with respect to such securities, on the public market.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price for the ADSs was determined by negotiations among us, the selling shareholders and the representative. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. There can be no assurance that an active trading market for the ADSs will develop. It is also possible that after the offering, the ADSs will not trade in the public market at or above the initial public offering price.

The ADSs have been approved for listing on the Nasdaq National Market under the symbol JRJC.

J.P. Morgan Securities Inc. may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

JPMorgan Chase Bank, our depositary bank for the ADSs, is an affiliate of J.P. Morgan Securities Inc., the representative of the underwriters. The address of J.P. Morgan Securities Inc. is 277 Park Avenue, New York, New York 10172.

Each of Vertex Technology Fund (III) Ltd. and Capital Ventures International is affiliated with a U.S. registered broker-dealer and may be deemed a statutory underwriter.

Selling restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Prior to the expiry of a period of six months from the closing date of this offering, no ADSs may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA, does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom must be complied with.

France

Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ADSs will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs may not be offered or sold and copies of this prospectus or any document relating to the ADSs may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs in Germany.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art.100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (3) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (4) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements):

•	to an institutional investor or other person specified in Section 274 of the SFA;

•	to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than to (i) professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder, or (ii) in circumstances that do not constitute an offer to the public. No invitation, advertisement or document relating to the ADSs may be issued in Hong Kong other than with respect to the ADSs that are intended to be disposed of only to professional investors (as defined under the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong) or otherwise permitted under the securities laws of Hong Kong.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

Offers and sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the ADSs in Canada or any of its provinces or territories. Any offer or sale of the ADSs in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made. No securities commission or similar authority in Canada has in any way passed on the merit of the securities described herein and any representations to the contrary is an offense.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling shareholders in connection with the offering of the ADSs into Canada.

Resale restrictions

The distribution of the ADSs in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the ADSs must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of purchasers

Confirmations of the acceptance of offers to purchase any ADSs will be sent to Canadian purchasers who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of ADSs resident in Canada who receives a purchase confirmation, by the purchaser’s receipt thereof, represents and acknowledges to the company, the selling shareholders, the underwriters and any dealer who sells ADSs to such purchaser that: (1) the offering of the ADSs was not made through an advertisement of the ADSs in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; and such purchaser’s investment decision will be based solely on the final version of this prospectus and not on any other information concerning our company or this offering; (2) such purchaser has reviewed the terms referred to above under “—Resale Restrictions” above; (3) where required by law, such purchaser is either purchasing the ADSs as principal for its own account and not as agent or trustee or is deemed to be purchasing the ADSs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident and is not a company or other entity created solely for the purpose of permitting a group of persons to acquire securities in reliance on a prospectus exemption; and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such ADSs without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103— Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor,” other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501— Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell ADSs and is purchasing a sufficient number of ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$500,000; and (d) in the case of a purchaser located in Québec, such purchaser is either (i) a “sophisticated purchaser” within the meaning of section 43, 44 or 45 of the Securities Act (Québec) or (ii) is purchasing a sufficient number of ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$150,000.

Taxation and eligibility for investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ADSs. Canadian purchasers of ADSs should consult their own legal and tax advisers with respect to the tax consequences of an investment in the ADSs in their particular circumstances and with respect to the eligibility of the ADSs for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations including with respect to the application of the proposed “foreign investment entity” provisions of the Income Tax Act (Canada) which, if applicable, may result in a requirement to recognize income for tax purposes even though no cash distribution or proceeds of disposition have been received.

Rights of action for damages or rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of ADSs pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and the selling shareholders if this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase ADSs offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and the selling shareholders on whose behalf the distribution is made shall have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of ADSs as a result of the misrepresentation relied upon. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described under “—Enforcement of legal rights” below.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the ADSs. The rights discussed above are in addition to and without derogation from any other right or remedy that purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of legal rights

We are organized under the laws of Hong Kong. All, or substantially all, of our directors and officers, as well as the selling shareholder and the experts named in this prospectus, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of the assets of our company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described in this prospectus (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Future oriented financial information

This prospectus contains various projections and forecasts which have not been prepared in accordance with the accounting guidelines issued by the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of financial projections and the additional requirements of National Policy Statement 48—Future Oriented Financial Informa-

tion. No assurance can be given that these projections or forecasts will be realized or come to fruition, and accordingly, neither our company, the selling shareholders nor the relevant dealer assume any responsibility for the projections or forecasts.

Exchange rate information

Certain of the financial information contained herein is expressed in Renminbi. The following tables sets forth for the periods indicated, certain information concerning the number of RMB for which one Canadian Dollar, or CAN$, could be exchanged based on the quoted rates from the Bank of Canada. No representation is made that the Canadian Dollar amounts actually represent such RMB amounts or could have been or could be converted into RMB at the rates indicated, any other rates or at all. Quotations are based on Bank of Canada “nominal rates”, which are neither buying nor selling rates. Rates available from financial institutions will likely differ. On October 1, 2004 the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately RMB6.55 = CAN$1.00.

Period	Period-end rate	Average rate

January 1, 1999—December 31, 1999	RMB5.73 = CAN$1.00	RMB5.57 = CAN$1.00
January 1, 2000—December 31, 2000	RMB5.49 = CAN$1.00	RMB5.58 = CAN$1.00
January 1, 2001—December 31, 2001	RMB5.20 = CAN$1.00	RMB5.35 = CAN$1.00
January 1, 2002—December 31, 2002	RMB5.24 = CAN$1.00	RMB5.27 = CAN$1.00
January 1, 2003—December 31, 2003	RMB6.41 = CAN$1.00	RMB5.92 = CAN$1.00
January 1, 2003—June 30, 2003	RMB6.11 = CAN$1.00	RMB5.70 = CAN$1.00
January 1, 2003—June 30, 2004	RMB6.17 = CAN$1.00	RMB6.19 = CAN$1.00

Enforcement of civil liabilities

We are incorporated in Hong Kong and are subject to Hong Kong law. Some of the benefits associated with being incorporated in Hong Kong are:

•	relative political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the fact that we are incorporated in Hong Kong could present potential disadvantages to us or our shareholders, including the following:

•	Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts.

•	The Hong Kong courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws; or

•	to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

•	Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

•	Under Hong Kong law, majority shareholders of a Hong Kong company owe very few fiduciary duties to its minority shareholders. Our minority shareholders therefore have limited recourse in Hong Kong against majority shareholders for a breach of fiduciary duty.

A substantial portion of our current operations is conducted in China through CFO Beijing, our wholly-owned PRC subsidiary. Substantially all of our assets are located in China. We have appointed CT Corporation System as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers and our regular outside lawyers, Jincheng and Tongda Law Firm, are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

O’Melveny & Myers, Hong Kong, our special Hong Kong counsel, and Jincheng and Tongda Law Firm, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of Hong Kong or China would:

(1)	recognize or enforce judgments of United States courts obtained against us, our directors or officers or Jincheng and Tongda Law Firm predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or

(2)	entertain original actions brought in Hong Kong or China against us, our directors or officers or Jincheng and Tongda Law Firm predicated upon the securities laws of the United States or any state in the United States.

O’Melveny & Myers, Hong Kong has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of Hong Kong under the common law doctrine of obligation.

Jincheng and Tongda Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Therefore, recognition and enforcement in China of judgments of a court in jurisdictions in the United States in relation to any matter may be difficult or impossible.

Legal matters

We are being represented by O’Melveny & Myers LLP with respect to matters of United States Federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by O’Melveny & Myers, Hong Kong. Legal matters in connection with Hong Kong taxation will be passed upon for us by Lovells. Legal matters as to Chinese law will be passed upon for us by Jincheng and Tongda Law Firm and for the underwriters by Jun He Law Offices. O’Melveny & Myers, Hong Kong, and O’Melveny & Myers LLP may rely upon Jincheng and Tongda Law Firm with respect to matters governed by Chinese law.

Experts

Our consolidated financial statements as of December 31, 2001, 2002 and 2003 and the years ended December 31, 2001, 2002 and 2003 included elsewhere in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

The statements included in this prospectus under the caption “Risk factors— Risks relating to our business,” “Risk factors— Risks relating to our industry,” “Risk factors— Risks relating to regulation of our business and to our structure,” “Risk factors— Risks relating to the People’s

Republic of China and Hong Kong,” “Business,” “Our corporate structure,” and “Related party transactions,” to the extent they constitute matters of Chinese law, have been reviewed and confirmed by Jincheng and Tongda Law Firm, special PRC counsel to us, as experts in such matters, and are included herein in reliance upon such review and confirmation. The offices of Jincheng and Tongda Law Firm are located at 17/F, East Ocean Centre No. 24, JianGuoMenWai Dajie, Beijing 100004, China.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

We will furnish to JPMorgan Chase Bank, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

CHINA FINANCE ONLINE CO. LIMITED

Index to Consolidated Financial Statements

Contents	Page(s)

Report of independent registered public accounting firm	F-2
Consolidated Balance Sheets as of December 31, 2001, 2002 and 2003 and as of June 30, 2003 and 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-7-22
Schedule 1	F-23-26

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

of China Finance Online Co. Limited

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries (the “Company”) as of December 31, 2001, 2002 and 2003 and the related consolidated statements of operations, shareholders’ equity and other comprehensive income (loss), and cash flows for the years ended December 31, 2001, 2002 and 2003, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Finance Online Co. Limited and its subsidiaries as of December 31, 2001, 2002 and 2003 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
June 11, 2004

China Finance Online Co. Limited

Consolidated balance sheets

	December 31,			June 30,		June 30,

(in U.S. dollars, except share data)	2001	2002	2003	2003	2004	2004

				(unaudited)	(unaudited)	(Note 2)
						Pro forma
						(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,486,547	$4,450,760	$5,805,670	$5,183,499	$8,655,201	$8,655,201
Income tax recoverable	—	—	283,284	—	—	—
Prepaid expenses and other current assets	128,724	96,198	92,430	91,343	344,059	344,059

Total current assets	3,615,271	4,546,958	6,181,384	5,274,842	8,999,260	8,999,260
Property and equipment, net	307,014	306,111	350,816	395,712	442,524	442,524
Rental deposit	21,063	25,066	23,575	25,066	30,735	30,735
Goodwill, net	50,534	50,534	50,534	50,534	50,534	50,534
Deferred tax assets	—	—	—	—	94,893	94,893

Total assets	$3,993,882	$4,928,669	$6,606,309	$5,746,154	$9,617,946	$9,617,946

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	$185,693	$934,325	$1,278,103	$1,167,851	$3,132,881	$3,132,881
Accrued expenses and other current liabilities	63,443	47,416	94,368	53,787	143,888	143,888
Dividend payable	—	—	502,552	—	52,400	52,400

Total current liabilities	$249,136	$981,741	$1,875,023	$1,221,638	$3,329,169	$3,329,169

Commitments (Note 12)
Shareholders’ Equity
Convertible preference shares ($0.00013 par value, 65,000,000 shares authorized)
Series A convertible preference shares (32,315,100 shares issued and outstanding in 2001 and 2002; 30,643,000 shares issued and outstanding in 2003 and as of June 30, 2004 (unaudited)) (nil shares issued and outstanding on a pro forma basis) (liquidation value $3,954)	4,170	4,170	3,954	4,170	3,954	—
Series B convertible preference shares (20,833,333 shares issued and outstanding in 2001, 2002 and 2003 and as of June 30, 2004 (unaudited)) (nil shares issued and outstanding on a pro forma basis) (liquidation value $5,000,000)	2,688	2,688	2,688	2,688	2,688	—
Ordinary shares ($0.00013 par value; 36,000,000 shares authorized; shares issued and outstanding 17,784,900 in 2001 and 2002 and 22,123,600 in 2003 and 22,853,600 as of June 30, 2004 (unaudited)) (74,329,933 shares issued and outstanding on a pro forma basis)	2,295	2,295	2,852	2,636	2,946	9,588
Additional paid-in capital	4,997,073	4,997,073	5,093,384	5,093,384	5,645,456	5,645,456
Deferred stock compensation	—	—	—	—	(455,721)	(455,721)
Accumulated other comprehensive income (loss)	179	(142)	186	(2,011)	353	353
Retained earnings (accumulated deficit)	(1,261,659)	(1,059,156)	(371,778)	(576,351)	1,089,101	1,089,101

Total shareholders’ equity	3,744,746	3,946,928	4,731,286	4,524,516	6,288,777	6,288,777

Total liabilities and shareholders’ equity	$3,993,882	$4,928,669	$6,606,309	$5,746,154	$9,617,946	$9,617,946

The accompanying notes are an integral part of these consolidated financial statements.

China Finance Online Co. Limited

Consolidated statements of operations

	Year ended December 31,			Six months ended June 30,

(In U.S. dollars, except share data)	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Gross revenues	$101,808	$1,098,051	$2,354,225	$1,097,465	$2,285,194
Business tax	(4,679)	(48,397)	(83,448)	(49,587)	(15,778)

Net revenues	97,129	1,049,654	2,270,777	1,047,878	2,269,416

Cost of revenues	264,835	253,829	297,719	154,507	188,031

Gross (loss) profit	(167,706)	795,825	1,973,058	893,371	2,081,385

Operating expenses:
General and administrative	257,780	253,459	303,959	146,066	165,308
Product development	184,665	156,557	148,871	76,785	79,616
Sales and marketing	128,347	274,961	283,964	117,972	345,509
Stock based compensation	—	—	96,311	96,311	156,650

Total operating expenses	570,792	684,977	833,105	437,134	747,083

Income (loss) from operations	(738,498)	110,848	1,139,953	456,237	1,334,302
Interest income	99,923	95,208	51,220	27,764	43,301
Interest expense	(5,676)	—	—	—	—
Other income (expense)	—	(3,553)	(1,243)	(1,196)	(160)

Income (loss) before income taxes	(644,251)	202,503	1,189,930	482,805	1,377,443
Income tax	—	—	—	—	83,436

Net income (loss)	(644,251)	202,503	1,189,930	482,805	1,460,879

Dividends on preference shares	—	—	(351,489)	—	—

Income (loss) attributable to ordinary shareholders	$(644,251)	$202,503	$838,441	$482,805	$1,460,879

Income (loss) per share-basic	$(0.04)	$0.01	$0.04	$0.03	$0.07

Income (loss) per share-diluted	$(0.04)	$0.00	$0.01	$0.01	$0.02

Shares used in calculating basic income (loss) per share	17,784,900	17,784,900	20,124,153	18,359,471	22,369,622

Shares used in calculating diluted income (loss) per share	17,784,900	70,933,333	72,562,516	71,507,904	83,940,159

Pro forma basic income per share (unaudited) (Note 2)			$0.01		$0.02

Pro forma diluted income per share (unaudited) (Note 2)			$0.01		$0.02

Shares used in calculating pro forma basic income (loss) per share (unaudited) (Note 2 and 10)			72,562,516		73,845,955

Shares used in calculating pro forma diluted income (loss) per share (unaudited) (Note 2 and 10)			72,562,516		83,940,159
Dividends Declared per ordinary shares	$—	$—	$0.01	$—	$—

*Stock based compensation related to:
Cost of revenues	$—	$—	$—	$—	$470
General and administrative	—	—	96,311	96,311	154,960
Product development	—	—	—	—	460
Sales and marketing	—	—	—	—	760

	$—	$—	$96,311	$96,311	$156,650

The accompanying notes are an integral part of these consolidated financial statements.

China Finance Online Co. Limited

Consolidated statements of shareholders’ equity and

other comprehensive income (loss)

	Series A convertible		Series B convertible						Accumulated	Retained
(In U.S. dollars,	preference shares		preference shares		Ordinary shares			Deferred	other	earnings	Total
except share							Additional	Stock	comprehensive	(accumulated	shareholders’	Comprehensive
data)	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Compensation	income (loss)	deficit)	equity	income (loss)

Balance as of January 1, 2001	32,315,100	$4,170	20,833,333	$2,688	17,784,900	$2,295	$4,997,073	$—	$(525)	$(617,408)	$4,388,293	$—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	704	—	704	704
Net loss	—	—	—	—	—	—	—	—	—	(644,251)	(644,251)	(644,251)

Balance as of December 31, 2001	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	—	179	(1,261,659)	3,744,746	$(643,547)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(321)	—	(321)	(321)
Net income	—	—	—	—	—	—	—	—	—	202,503	202,503	202,503

Balance as of December 31, 2002	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	—	(142)	(1,059,156)	3,946,928	$202,182

Issuance of ordinary shares to an employee	—	—	—	—	2,666,600	341	96,311	—	—	—	96,652	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,869)	—	(1,869)	(1,869)
Net income	—	—	—	—	—	—	—	—	—	482,805	482,805	482,805

Balance as of June 30, 2003 (unaudited)	32,315,100	4,170	20,833,333	2,688	20,451,500	2,636	5,093,384	—	(2,011)	(576,351)	4,524,516	480,936

Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,197	—	2,197	2,197
Net income	—	—	—	—	—	—	—	—	—	707,125	707,125	707,125
Dividends	—	—	—	—	—	—	—	—	—	(502,552)	(502,552)	—

Balance as of December 31, 2003	30,643,000	$3,954	20,833,333	$2,688	22,123,600	$2,852	$5,093,384	$—	$186	$(371,778)	$4,731,286	$709,322

Issuance of ordinary shares to an employee (unaudited)	—	—	—	—	730,000	94	—	—	—	—	94	—
Stock options issued to non-employees (unaudited)	—	—	—	—	—	—	70,580	—	—	—	70,580	—
Deferred stock- based compensation (unaudited)	—	—	—	—	—	—	541,791	(541,791)	—	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	86,070	—	—	86,070	—
Distribution to the shareholders of Fuhua (unaudited)	—	—	—	—	—	—	(60,299)	—	—	—	(60,299)	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	167	—	167	167
Net income (unaudited)	—	—	—	—	—	—	—	—	—	1,460,879	1,460,879	1,460,879

Balance as of June 30, 2004 (unaudited)	30,643,000	$3,954	20,833,333	$2,688	22,853,600	$2,946	$5,645,456	$(455,721)	$353	$1,089,101	$6,288,777	$1,461,046

The accompanying notes are an integral part of these consolidated financial statements.

China Finance Online Co. Limited

Consolidated statements of cash flows

	Year ended December 31,			Six months ended June 30,

(In U.S. dollars)	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Operating activities:
Income (loss) attributable to ordinary shareholders	$(644,251)	$202,503	$838,441	$482,805	$1,460,879
Dividends on preference shares	—	—	351,489	—	—
Net income (loss)	(644,251)	202,503	1,189,930	482,805	1,460,879
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock based compensation	—	—	96,311	96,311	156,650
Depreciation	74,366	81,894	105,478	38,717	61,690
Amortization of goodwill	6,048	—	—	—	—
Loss on disposal of property and equipment	—	16,701	1,339	—	152
Changes in assets and liabilities:
Income tax recoverable	—	—	(283,284)	—	283,284
Prepaid expenses and other current assets	62,888	32,526	3,768	4,855	(251,629)
Rental deposit	—	(4,003)	1,491	—	(7,160)
Deferred tax assets	—	—	—	—	(94,893)
Deferred revenue	185,693	748,632	343,778	233,526	1,854,778
Accrued expenses and other current liabilities	(685,353)	(16,027)	46,952	6,371	49,520

Net cash (used in) provided by operating activities	(1,000,609)	1,062,226	1,505,763	862,585	3,513,271

Investing activities:
Purchase of property and equipment	(29,065)	(97,692)	(151,522)	(128,318)	(153,550)

Financing activities:
Proceeds from stock based compensation	—	—	341	341	94
Distribution to the shareholders of Fuhua	—	—	—	—	(60,299)
Dividend paid	—	—	—	—	(450,152)

Net cash (used in) provided by financing activities	—	—	341	341	(510,357)

Effect of exchange rate changes	704	(321)	328	(1,869)	167

Net increase (decrease) in cash and cash equivalents	(1,028,970)	964,213	1,354,910	732,739	2,849,531
Cash and cash equivalents, beginning of year	4,515,517	3,486,547	4,450,760	4,450,760	5,805,670

Cash and cash equivalents, end of year	$3,486,547	$4,450,760	$5,805,670	$5,183,499	$8,655,201

Supplemental disclosure of cash flow information

Income taxes paid	$—	$—	$283,284	$—	$11,457

Interest paid	$5,676	$—	$—	$—	$—

Supplemental disclosures of non-cash financing activities:
Conversion of Series A convertible preference shares into ordinary shares	$—	$—	$216	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

China Finance Online Co. Limited

Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and the six months ended June 30, 2003 and 2004

1. Organization and principal activities

China Finance Online Co. Limited (the “Company”) was incorporated in Hong Kong on November 2, 1998. The Company and its subsidiaries including its variable interest entity are principally engaged in the sale of online financial services analyzing financial and listed company information in China. The services are provided through downloadable software research tools and on their website www.jrj.com.cn.

On April 8, 2000, the Company purchased all of the equity interests of Fortune Software (Beijing) Limited (“CFO Beijing”) in exchange for 50 million ordinary shares valued at $0.00013 per share. Subsequently, in June 2000, the Company converted 32,315,100 ordinary shares into 32,315,100 Series A convertible preference shares.

PRC regulations prohibit direct foreign ownership of business entities providing Internet content services or ICP services in the PRC which included the hosting of the Company’s website as certain licenses are required for the provision of such services. The Company and CFO Beijing are foreign or foreign invested enterprises under PRC law and accordingly are ineligible for a license to operate ICP services. In order to comply with these regulations, in December 2000, the Company established Beijing Fuhua Innovation Technology Investment Co., Ltd. (“Fuhua”), a variable interest entity, through two designated shareholders who are PRC citizens and legally owned Fuhua. There was a trust and pledge agreement between the shareholders of Fuhua and the Company which provides that the shareholders of Fuhua hold the equity interests of Fuhua in trust for the Company and that all benefits, rights, and power arising from the equity interests in Fuhua accrue to the Company. In addition, the corporate management and business operation of Fuhua is to be conducted by the Company. Upon the establishment of Fuhua, Mr. Chen Wu, an employee of an entity affiliated with the majority shareholder of the Company and Mr. Wang Xinzheng, one of the founding employees and existing employee and shareholder of the Company were designated as the shareholders of Fuhua and held 55% and 45%, respectively of Fuhua equity interests on behalf of the Company. On January 21, 2003, Mr. Ning Jun, Chief Executive Officer of the Company, replaced Mr. Wang Xinzheng as the 45% registered shareholder of Fuhua as Mr. Wang Xinzheng was no longer an employee of the Company.

In May 2004, the Company replaced the trust and pledge agreement with the shareholders of Fuhua and entered into a series of contractual arrangements with Fuhua and its shareholders. Pursuant to these agreements, Fuhua has the exclusive right to use certain domain names of the CFO Beijing, Fuhua leases a substantial majority of its operating assets from CFO Beijing and CFO Beijing is the exclusive provider of technical support and other services to Fuhua. In return, Fuhua is required to pay licensing and service fees for the use of the domain name, operating leases and technical support and other services received.

In May 2004, the Company made a loan to each of the shareholders of Fuhua to capitalize Fuhua. Principal terms of the loan agreement and affiliated agreements provide that the loans can only be repaid by transferring all of their interests in Fuhua to the Company or to a third party designated by the Company.

In addition, the Company has entered into an option agreement with Fuhua and its shareholders that provides the Company with the substantial ability to control Fuhua. Pursuant to these contractual agreements:

•	The shareholders of Fuhua have granted the Company or someone designated by the Company an irrevocable proxy to exercise all their rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior management of Fuhua;

•	Fuhua will not enter into any transactions that may materially affect its assets, liabilities, equity or operations without prior written consent;

•	Fuhua cannot distribute any dividends;

•	The Company can purchase the entire equity interest in, or all of the assets of Fuhua when and if such purchase is permitted by PRC law or the current shareholders of Fuhua cease to be directors or employees of Fuhua;

•	The shareholders of Fuhua have pledged their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under all of the contractual agreements between CFO Beijing and Fuhua; and

•	The shareholders of Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in Fuhua without prior written consent of CFO Beijing.

Each of the contractual agreements with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body appointed by the Company’s Board of Directors.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003, the FASB issued FIN 46 (revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 (revised) and has consolidated Fuhua as its variable interest entity from its inception.

The Company is the primary beneficiary of the Fuhua because the Company holds all of the variable interests in Fuhua through related parties. The only variable interests in Fuhua not directly held by the Company are the shares held by the registered shareholders Mr. Chen Wu (55%) and Mr. Ning Jun (45%). Each of these individuals is a related party as described in FIN 46 (revised) either because they are management or acting as a defacto agent of the Company. The defacto relationship is established through the contractual relationships described above under which the individuals assign all their rights as shareholders of Fuhua to the Company.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary, CFO Beijing, and a variable interest entity, Fuhua. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, valuation allowance for deferred tax assets and goodwill impairment valuation.

Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; stock market performance and public interest in the Chinese stock market, competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure	5 years
Computer equipment	5 years
Furniture, fixtures and equipment	5 years

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes new standards for goodwill acquired in a business combination and other intangible assets, eliminates amortization of existing goodwill and other indefinite life intangible assets, and requires annual evaluation of goodwill and other indefinite life intangible assets for impairment or more frequently if events or changes in circumstances indicate that it may be impaired. Upon adoption of SFAS No. 142, the Company no longer amortized the carrying value of goodwill that resulted from the business combination prior to the adoption of SFAS No. 142. The pro forma net loss for 2001, excluding amortization for goodwill would have been $638,203 and the pro forma basic and diluted earnings per share would have been $(0.036). Prior to 2002, goodwill was amortized using a straight-line method over its economic life of 10 years.

Revenue recognition

The Company generates revenue primarily from annual subscription fees from subscribers which includes access to the Company’s downloadable software research tools and past contract support including financial data and information services. The Company recognizes revenue under the provisions of Statement of Position No 97-2 (“SOP 97-2”) entitled “Software Revenue Recognition” (as amended by SOP 98-9). Accordingly, the Company recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Company will activate the subscribers account and provide the subscriber the access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. Since the Company does not have sufficient vendor specific objective evidence to allocate the revenue to the various elements of the arrangement, the Company recognizes revenue ratably over the life of the arrangement.

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloaded software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2001, 2002 and 2003, the Company recognized $ nil, $ nil and $40,260, respectively in value added tax refunds. In the six months ended June 30, 2003 and 2004, the Company recognized $nil and $221,230 respectively in value added tax refunds (unaudited).

The Company provides short messaging services (“SMS”) which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Company records the net amount of revenues received from the intermediary company after deducting service and network fees. The Company evaluates the criteria outlined in EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. Currently, the Company records the net amount billed to its customers since the Company is the agent in these transactions primarily working through an intermediary of the mobile phone service provider, has little latitude in establishing prices, and is not involved in the determination of the service specifications.

The Company generally derives its advertising fees from advertising sales on their Website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

Foreign currency translation

The functional currency of the Company’s subsidiary is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar as its functional and reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income (loss) in the shareholders’ equity.

Product development expenses

These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, prepaid expenses and other current assets, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents approximate their fair values due to their short-term maturities.

Stock-based compensation (unaudited)

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma income (loss) attributable to ordinary shareholders would have been as follows:

	December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Income attributable to ordinary shareholders, as reported	$(644,251)	$202,503	$838,441	$482,805	$1,460,879
Add: Stock compensation as reported	—	—	—	—	24,944
Less: Stock compensation determined using the fair value method	—	—	—	—	(112,966)

Pro forma income (loss) attributable to ordinary shareholders	$(644,251)	$202,503	$838,441	$482,805	$1,372,857

Basic income (loss) per share:
As reported	$(0.04)	$0.01	$0.04	$0.03	$0.07
Pro forma	(0.04)	0.01	0.04	0.03	0.06
Diluted income (loss) per share:
As reported	(0.04)	0.00	0.01	0.01	0.02
Pro forma	$(0.04)	$0.00	$0.01	$0.01	$0.02

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Option grants to employees:
Average risk-free rate of return	—	—	—	—	1.87%
Weighted average expected option life	—	—	—	—	2.41 year
Volatility rate	—	—	—	—	73.78%
Dividend yield	—	—	—	—	0%

Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted loss per ordinary share, as their effect would be anti-dilutive.

Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to utilize the accounting method prescribed by APB Opinion No. 25 and will adopt the disclosure requirements of SFAS No. 148 commencing January 1, 2004. Prior to 2004 the Company did not grant stock options.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity and be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (1) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (2) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (3) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In November 2002, FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions from the inception of the VIE.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has adopted EITF No. 00-21 and it did not have a material impact on the Company’s financial position, cash flows or results of operations.

Unaudited pro forma information

The unaudited pro forma balance sheet information as of June 30, 2004 assumes the conversion upon completion of the initial public offering of all shares of convertible preference share outstanding as of June 30, 2004 into ordinary shares.

Unaudited interim financial information

The interim financial information as of June 30, 2003 and 2004 and for the six months ended June 30, 2003 and 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of managements, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information.

Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

Unaudited pro forma income (loss) per share

Pro forma basic and diluted income (loss) per ordinary share is computed by dividing income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of outstanding convertible preference shares.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets consists of:

				June 30,	June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Staff advances and other receivables	$65,340	$5,093	$9,258	$4,371	$5,788
Advances to suppliers	—	—	14,015	1,032	19,237
Prepaid expenses	17,316	61,218	46,860	52,477	269,626
Interest receivable	46,068	29,887	22,297	33,463	49,408

	$128,724	$96,198	$92,430	$91,343	$344,059

4. Goodwill, net

Goodwill, net consists of:

				June 30,	June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Goodwill	$60,641	$60,641	$60,641	$60,641	$60,641
Less: accumulated amortization	(10,107)	(10,107)	(10,107)	(10,107)	(10,107)

Goodwill, net	$50,534	$50,534	$50,534	$50,534	$50,534

Upon the acquisition of CFO Beijing in 2000 the Company generated goodwill of $60,641.

Beginning fiscal 2002, with the adoption of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill was no longer amortized, but instead tested for impairment at least on an annual basis or more frequently if events or changes in circumstances indicate that it may be impaired.

5. Property and equipment, net

Property and equipment, net, consists of:

				June 30,	June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Technology infrastructure	$239,189	$304,854	$439,355	$435,667	$569,401
Computer equipment	108,025	104,483	105,030	102,590	119,342
Furniture, fixtures and equipment	84,313	92,927	97,742	92,325	105,371

	431,527	502,264	642,127	630,582	794,114
Less: accumulated depreciation	(124,513)	(196,153)	(291,311)	(234,870)	(351,590)

	$307,014	$306,111	$350,816	$395,712	$442,524

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of:

				June 30,	June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Accrued expenses	$30,268	$34,858	$46,829	$29,964	$56,658
Value added tax payable	1,762	131	36,007	15,081	77,873
Accrued welfare benefits	31,413	12,427	6,451	2,260	—
Other taxes payable	—	—	5,081	6,482	9,357

	$63,443	$47,416	$94,368	$53,787	$143,888

7. Stock options

In January 2004, the Company adopted the 2004 stock incentive plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons of the Company. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 5 years.

Prior to 2004 the Company did not grant stock options to employees, consultants or external service providers.

In January 2004, the Company granted 5,278,488 stock options to purchase ordinary shares to directors, officers and employees. The Company recorded deferred compensation of approximately $52,785 in 2004 (unaudited) and compensation expense of $24,944 for the six months ended June 30, 2004 (unaudited) related to these grants for the difference between the exercise price and the deemed fair value of the ordinary shares. The fair value of the ordinary shares in January 2004 was determined by a valuation analysis conducted by an independent appraiser.

On June 15, 2004, the Company granted 320,000 stock options to directors at an exercise price of $1.04 which approximated fair value. As a result, no deferred compensation was recorded (unaudited). The fair value of the ordinary shares in June 2004 was determined based on a contemporaneous sale of preference shares by one of the Company’s shareholders to an unrelated third party at a price of $1.04 per share.

A summary of the stock option activity is as follows:

	Ordinary Shares

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding at December 31, 2003	—	—
Granted (unaudited)	12,517,988	$0.183
Cancelled (unaudited)	—	—

Options outstanding at June 30, 2004 (unaudited)	12,517,988

The weighted average per share fair value of options as of the grant date was as follows:

June 30, 2004

(Unaudited)
Ordinary shares	$0.011

The following table summarizes information with respect to stock options outstanding at June 30, 2004 (unaudited):

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number	exercise
	outstanding	contractual life	price	exercisable	price

Ordinary shares:
$0.16	12,197,988	5.17 years	$0.16	8,507,988	$0.16
$1.04	320,000	4.72 years	$1.04	—	$1.04

	12,517,988			8,507,988

Options to non-employees

The Company also granted stock options to purchase up to 6,829,500 ordinary shares outside of the stock option plan and 90,000 options to purchase ordinary shares under the plan to consultants and strategic advisors. The Company recorded compensation expense of approximately $70,580 in 2004 estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the consultants and strategic advisers.

The following assumptions were used in the option pricing model:

	December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Options to non-employees:
Average risk-free rate of return	—	—	—	—	0.02%
Weighted average expected option life	—	—	—	—	0.02 year
Volatility rate	—	—	—	—	73.78%
Dividend yield	—	—	—	—	0%

8. Income taxes

The Company has not recorded a tax provision for Hong Kong tax purposes as the Company does not have any assessable profit in Hong Kong.

The subsidiary of the Company, CFO Beijing is subject to PRC income tax at a rate of 27% (24% PRC state income tax plus 3% PRC local income tax). In accordance with the approval by the tax authority in March 2004, the subsidiary is exempted from PRC state income tax for 2001, 2002, 2003 and 2004 and entitled to a 50% tax relief from 2005 to 2007; and is entitled to exemption from PRC local income tax from 2003 to 2007 and 50% tax relief from 2008 to 2012. The income tax paid by CFO Beijing in 2003 before the notice of tax exemption was received is recorded as income tax recoverable in the balance sheet.

The variable interest entity, Fuhua, is subject to PRC income tax at a rate of 33%. For the six month ended June 30, 2003 and 2004, income tax expense of Fuhua is nil and $11,457 (unaudited).

The principal components of the deferred income tax assets are as follows:

				June 30,	June 30,
	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Deferred tax assets:
Revenue recognition	$179,208	$888,935	$1,259,237	$1,117,392	$3,122,265
Net operating loss carry forwards	1,272,140	316,337	86,769	64,860	93,091

	$1,451,348	$1,205,272	$1,346,006	$1,182,252	$3,215,356

No deferred tax assets related to revenue recognition for 2001, 2002 and 2003 all years and net operating loss for 2001 and 2002 have been recorded, as they are expected to reverse during the tax exemption period. As of June 30, 2004, the accumulated effect of revenue recognition is $3,122,265 among which $790,776 is expected to reverse in 2005 at the income tax rate of 12%. As a result, the Company recognized deferred tax assets of $94,893 for the six months ended June 30, 2004 (unaudited). In 2003 and as of June 30, 2004 (unaudited), the Company has not recognised deferred tax assets on the net operating loss which is related to the Company since it is more likely than not that the deferred tax assets will not be realized.

There are no deferred tax liability components for 2001, 2002 and 2003.

As of December 31, 2003, the Company had loss-carry forwards of approximately $86,769 with no expiration date.

9. Shareholders’ equity

In May 2003, the Company sold 2,666,600 shares of fully vested common stock to its chief executive officer, which were valued at $0.036 per share. The Company has recorded a compensation expense of $96,311 which was excluded from general and administrative expenses in the statement of operations.

On July 30, 2003, 1,672,100 series A preference shares were converted into 1,672,100 ordinary shares at an aggregate conversion price of $216 on a one-for-one basis.

On January 3, 2004, the Company increased the number of ordinary shares authorized from 25,000,000 ordinary shares to 36,000,000 ordinary shares.

In April 2004 the Company issued 730,000 ordinary shares for $0.00013 per share which were valued at $0.67 per share to the Company’s chief financial officer. The Company recorded deferred stock compensation of approximately $489,006 and compensation expense of $61,126 for the six months ended June 30, 2004 (unaudited). The fair value of the ordinary shares in April 2004 was determined based on the Company’s internally developed valuation methodology with reference to the valuation analysis conducted by an independent appraiser for the value of the ordinary shares in January 2004, the sale of preference shares by one of the Company’s shareholders to an unrelated third party in June 2004, and the business developments of the Company during the intervening period.

In May 2004, the Company paid $60,299 to the shareholders of Fuhua to return the same amount of funds advanced by the shareholders of Fuhua in order to capitalize Fuhua when Fuhua was initially incorporated. This payment was recorded as a reduction to additional paid-in capital (unaudited).

Conversion

The holders of the preference shares shall have the right, at their sole discretion, to convert all or any portion of the preference shares into ordinary shares at any time after such preference shares have been issued. The initial conversion rate for the conversion of preference shares into ordinary shares shall be one for one.

Voting rights

Each preference share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The preference shares shall generally vote together with the ordinary shares and not as a separate class, except as provided below under the heading “protective provisions”.

Dividends

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be allowed to be paid on any other class or series of shares of the Company unless and until a dividend in like amount was first paid in full on the preference shares on an as-converted basis.

As of December 31, 2003, the board of directors declared a dividend of US$0.0068 per share, amounting to US$502,552 of which 450,152 was paid in 2004. The total declared dividend of US$502,552 is comprised of $351,489 preference share dividends and $151,063 ordinary share dividends.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preference shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares, an amount per preference share equal to the purchase price of such preference share plus all declared but unpaid dividends thereon (the “Preference Amount”). After the full payment of the preference amount on all outstanding preference shares has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders shall be distributed as follows: (1) first, to the holders of the preference shares, amount for each preference share equal to 50% of the purchase price of such preference share, and (2) then any remaining funds and assets of the Company legally available for distribution to shareholders shall be distributed pro rata among the holders of the ordinary shares. If the Company had insufficient funds or assets to permit payment of the preference amount in full to all holders of preference shares, then such funds and assets of the Company shall be distributed ratably to the holders of the preference shares in proportion to the preference amount each such holder of preference shares shall otherwise be entitled to receive. A sale of all or substantially all the Company’s assets or business or a merger of the Company with or into another company (except for a merger to reincorporate the Company in another jurisdiction) shall each be deemed a liquidation, dissolution or winding up of the Company.

Ordinary shares reserved for future issuance

At December 31, 2003, the Company has reserved ordinary shares for future issuance as follows:

Conversion of outstanding preference shares	51,476,333

10. Income (loss) per share

				Six months ended
	Year ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)	(unaudited)
Income (loss) attributable to ordinary shareholders (numerator), basic and diluted	$(644,251)	$202,503	$838,441	$482,805	$1,460,879

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income (loss) per share	17,784,900	17,784,900	20,124,153	18,359,471	22,369,622
Plus: Weighted average preference shares	—	53,148,433	52,438,363	53,148,433	51,476,333
Incremental shares from assumed conversions of stock option	—	—	—	—	10,094,204

Weighted average ordinary shares outstanding used in computing diluted income (loss) per share	17,784,900	70,933,333	72,562,516	71,507,904	83,940,159

Income (loss) per share— basic	$(0.04)	$0.01	$0.04	$0.03	$0.07

Income (loss) per share— diluted	$(0.04)	$0.00	$0.01	$0.01	$0.02

Shares used in computing pro forma per share amounts on a converted basis:
Basis			72,562,516		73,845,955

Diluted			72,562,516		83,940,159

Pro forma income per share on a converted basis:
Basic			$0.01		$0.02

Diluted			$0.01		$0.02

For 2001, the Company had the following securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in 2001 as the effects would have been antidilutive:

Series A convertible preference shares	32,315,100

11. Mainland China contribution plan and profit appropriation

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $12,091, $8,792, $13,931 and $9,372 for the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004 (unaudited), respectively.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to general and administrative expenses and amounted to $6,450 in 2003. Appropriation to general reserve amounted to $64,503 in 2003.

12. Commitments

The Company leases certain office premises under non-cancelable leases, which expire in 2005. Rent expense under operating leases for 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004 were $137,874, $140,129, $159,152, and $79,264 and $86,353 (unaudited) respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending

2004	$137,938
2005	70,081

$208,019

13. Segment and geographic information

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

Geographic Information

The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC.

14. Restricted net assets

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve fund, which requires annual appropriations of 10% of after-tax profit should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entity are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2003, the amount of restricted net assets was approximately $4,044,000.

Schedule 1

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

China Finance Online Co. Limited

Financial information of parent company

Balance sheets

	As of December 31,

(in U.S. dollars)	2001	2002	2003

Assets
Current assets:
Cash and cash equivalents	$201,718	$197,293	$1,332,653
Prepaid expenses and other current assets	3,441	3,441	3,212
Amount due from a subsidiary	1,150,000	1,150,000	—

Total current assets	1,355,159	1,350,734	1,335,865
Investment in subsidiaries	2,339,989	2,547,497	3,867,553
Goodwill	50,534	50,534	50,534

Total assets	$3,745,682	$3,948,765	$5,253,952

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$936	$1,837	$20,114
Dividend payable	—	—	502,552

Total current liabilities	$936	$1,837	$522,666

Shareholders Equity
Convertible preference shares ($0.00013 par value, 65,000,000 shares authorized)
Series A convertible preference shares (32,315,100 shares issued and outstanding in 2001 and 2002; 30,643,000 shares issued and outstanding in 2003) (liquidation value $3,954)	4,170	4,170	3,954
Series B convertible preference shares (20,833,333 shares issued and outstanding in 2001, 2002 and 2003) (liquidation value $5,000,000)	2,688	2,688	2,688
Ordinary shares ($0.00013 par value; 25,000,000 shares authorized; shares issued and outstanding 17,784,900 in 2001 and 2002 and 22,123,600 in 2003)	2,295	2,295	2,852
Additional paid-in capital	4,997,073	4,997,073	5,093,384
Accumulated other comprehensive income (loss)	179	(142)	186
Retained earnings (accumulated deficit)	(1,261,659)	(1,059,156)	(371,778)

Total shareholders’ equity	3,744,746	3,946,928	4,731,286

Total liabilities and shareholders’ equity	$3,745,682	$3,948,765	$5,253,952

China Finance Online Co. Limited

Financial information of parent company

Statements of operations

	Year ended December 31,

(in U.S. dollars)	2001	2002	2003

Operating expenses:
General and administrative	$26,903	$5,005	$33,815
Stock based Compensation	—	—	96,311

Total operating expenses	26,903	5,005	130,126

Income (loss) from operations	(26,903)	(5,005)	(130,126)
Equity in earnings (loss) of subsidiaries	(617,348)	207,673	1,320,056

Income before income taxes	(644,251)	202,503	1,189,930
Income tax expense	—	—	—

Net income (loss)	(644,251)	202,503	1,189,930
Dividends on preference shares	—	—	(351,489)

Income (loss) attributable to ordinary shareholders	$(644,251)	$202,503	$838,441

China Finance Online Co. Limited

Financial information of registrant parent company

Statements of shareholders’ equity and other comprehensive income (loss)

	Series A convertible		Series B convertible					Accumulated	Retained
	preference shares		preference shares		Ordinary shares		Additional	other	earnings	Total
							paid-in	comprehensive	(accumulated	shareholders’	Comprehensive
(in U.S. dollars)	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	deficit)	equity	income (loss)

Balance as of January 1, 2001	32,315,100	$4,170	20,833,333	$2,688	17,784,900	$2,295	$4,997,073	$(525)	$(617,408)	$4,388,293	$—
Foreign currency translation adjustment	—	—	—	—	—	—	—	704	—	704	704
Net loss	—	—	—	—	—	—	—	—	(644,251)	(644,251)	(644,251)

Balance as of December 31, 2001	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	179	(1,261,659)	3,744,746	$(643,547)

Foreign currency translation adjustment	—	—	—	—	—	—	—	(321)	—	(321)	(321)
Net income	—	—	—	—	—	—	—	—	202,503	202,503	202,503

Balance as of December 31, 2002	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	(142)	(1,059,156)	3,946,928	$202,182

Issuance of ordinary shares to an employee	—	—	—	—	2,666,600	341	96,311	—	—	96,652	—
Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	328	—	328	328
Net income	—	—	—	—	—	—	—	—	1,189,930	1,189,930	1,189,930
Dividends	—	—	—	—	—	—	—	—	(502,552)	(502,552)	—

Balance as of December 31, 2003	30,643,000	$3,954	20,833,333	$2,688	22,123,600	$2,852	$5,093,384	$186	$(371,778)	$4,731,286	$1,190,258

China Finance Online Co. Limited

Financial information of parent company

Statements of cash flows

	Year ended December 31,

(in U.S. dollars)	2001	2002	2003

Operating activities:
Income (loss) attributable to ordinary shareholders	$(644,251)	$202,503	$838,441
Dividends on preference shares	—	—	351,489

Net income (loss)	(644,251)	202,503	1,189,930
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock based compensation	—	—	96,311
Amortization of goodwill	6,048	—	—
Equity in earnings (loss) of subsidiaries	617,348	(207,508)	(1,320,056)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(1,146)	—	229
Amount due from a subsidiary	—	—	1,150,000
Accrued expenses and other current liabilities	(165)	901	18,277

Net cash (used in) provided by operating activities	(22,166)	(4,104)	1,134,691

Financing activities:
Proceeds from stock-based compensation	—	—	341

Effect of exchange rate changes	704	321	328

Net increase (decrease) in cash and cash equivalents	(21,462)	(4,425)	1,135,360
Cash and cash equivalents, beginning of the period	223,180	201,718	197,293

Cash and cash equivalents, end of the period	$201,718	$197,293	$1,332,653

Supplemental disclosures of non-cash financing activities:
Conversion of Series A convertible preference shares into ordinary shares	$—	$—	$216

6,200,000 American Depositary Shares

representing 31,000,000 Ordinary Shares

China Finance Online Co. Limited

Prospectus

JPMorgan

Jefferies Broadview
WR Hambrecht + Co

                    , 2004

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2004 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 6.     Indemnification of directors and officers

The registrant’s articles of association provide that, subject to the Companies Ordinance, every director or other officer of the registrant shall be indemnified against any liability incurred by him in his capacity as such. However, directors and officers of the registrant are not indemnified against any liability to the registrant or a related company of the registrant arising out of negligence, default, breach of duty or breach of trust with respect to the registrant or a related company, unless such liability is incurred in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application in which relief is granted to him by the court pursuant to the Companies Ordinance from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Pursuant to the form of Indemnification Agreement filed as Exhibit 10.31 to this registration statement, the registrant will agree to indemnify its directors and officers, to the extent permitted by Hong Kong law, against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Pursuant to the Purchase Option and Cooperation Agreement filed as Exhibit 10.2 to this registration statement, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, the registrant’s wholly owned subsidiary, has agreed to indemnify Jun Ning, the registrant’s chairman of board of directors and chief executive officer, and Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of the registrant’s principal shareholders, to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Beijing CFO.

Item 7.     Recent sales of unregistered securities

During the past three years, the registrant has issued and sold the securities listed below without registering the securities under Securities Act of 1933, as amended (the “Securities Act”). None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. The registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D, Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

(a)	In May 2003, the registrant issued 2,666,600 ordinary shares, par value HK$0.001 (US$0.00013) per share, to Jun Ning, the chairman and chief executive officer of the registrant, at a price of HK$0.001 (US$0.00013) per ordinary share.

(b)	In July 2003, IDG Venture Investments, LP converted 1,672,100 Preference Shares and was issued 1,672,100 ordinary shares as a result of such conversion.

(c)	On January 5, 2004, the registrant granted options to purchase an aggregate of 12,197,988 ordinary shares, comprising (1) 5,368,488 options under its 2004 Stock Incentive Plan, to its directors, officers, employees and other eligible persons, and (2) 6,829,500 options pursuant to individual option agreements to certain of its outside advisors in consideration for the services rendered by such advisors.

(d)	In April 2004, the registrant issued 730,000 ordinary shares, par value HK$0.001 (US$0.00013) per share, to Sam Qian, its chief financial officer, at a price of HK$0.001 (US$0.00013) per ordinary share, subject to restrictions set forth in the restricted share purchase agreement between the registrant and Mr. Qian.

(e)	In June 2004, the registrant granted options to purchase an aggregate of 320,000 ordinary shares to its independent directors at an exercise price of $1.04 per share.

Item 8.     Exhibits and financial statement schedules

(a) Exhibits

Exhibit
Number		Description

1.1	†	Form of Underwriting Agreement
3.1	†	Memorandum and Articles of Association of China Finance Online Co. Limited
4.1	†	Specimen ordinary share certificate
4.2	†	Shareholders Agreement of China Finance Online Co. Limited among PTV— China, Inc, Vertex Technology Fund (III) Ltd., Cast Holding, Inc., Normart Enterprises, Inc., China Finance Online Co., Ltd., Cen Anbin, Zou Qixiong, Lin Gang, Zhang Libo, Ning Jun, Wang Xinzheng, Fan Zhongkui and Zheng Changqing dated June 2000
4.3	††	Specimen American depositary receipt
4.4	††	Form of Deposit Agreement
5.1		Opinion of O’Melveny & Myers, Hong Kong special counsel to the registrant, regarding the validity of the ordinary shares being registered
5.2	†	Opinion of Jincheng and Tongda Law Firm, counsel as to Chinese law to the registrant, regarding the validity of the corporate structure of China Finance Online (Beijing) Co., Ltd. and Fuhua Innovation Technology Development Co., Ltd. and contractual arrangements among China Finance Online (Beijing) Co., Ltd., Fuhua Innovation Technology Development Co., Ltd., China Finance Online Co. Limited, Jun Ning and Wu Chen
5.3	†	Opinion of DeHeng Law Office, counsel as to Chinese law to the registrant, regarding the pending litigation between the registrant and a former employee of the registrant
8.1	†	Opinion of O’Melveny & Myers LLP, special United States counsel to the registrant, regarding tax matters
8.2	†	Opinion of Lovells, special Hong Kong tax counsel to the registrant, regarding tax matters
10.1	†	Incentive Stock Option Plan and form of option agreement
10.2	†	Form of Option Agreement with outside consultants and strategic advisors
10.3	†	Purchase Option and Cooperation Agreement among China Finance Online Co. Limited, Jun Ning, Wu Chen and Fuhua Innovation Technology Development Co., Ltd. dated May 27, 2004
10.4	†	Share Pledge Agreement among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. dated May 27, 2004
10.5	†	Proxy from Jun Ning to Linhai Ma dated May 27, 2004
10.6	†	Proxy from Wu Chen to Jian Feng dated May 27, 2004
10.7	†	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.8	†	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004

Exhibit
Number		Description

10.9	†	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.10	†	Domain Name Licensing Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.11	†	Loan Agreement between China Finance Online Co. Limited and Jun Ning dated May 27, 2004
10.12	†	Loan Agreement between China Finance Online Co. Limited and Wu Chen dated May 27, 2002
10.13	*	Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated April 10, 2002
10.14	*	Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated July 20, 2004
10.15	*	Exclusive Information Business License Contract between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated March 1, 2004
10.16	*	Securities Information Database Service Contract (China Finance Online (Beijing) Co., Ltd. and Shanghai Wind Information Co., Ltd.)
10.17	†	Lease Agreement between Ping’an Real Estate Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. dated June 30, 2003
10.18	†	Form of indemnification agreement for directors and officers
10.19	†	Form of labor contract of China Finance Online (Beijing) Co., Ltd.
10.20	†	Amended and Restated Labor Contract of Jun Ning dated September 30, 2004
10.21	†	Labor Contract of Sam Qian dated March 31, 2004
10.22	†	Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Jun Ning dated December 31, 1999
10.23	†	Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Sam Qian dated March 31, 2004
10.24	†	Form of Change in Control Agreement
10.25	†	Labor Contract of Bo Wu dated May 17, 2004 and Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Bo Wu dated May 17, 2004
21.1	†	List of subsidiaries
23.1		Consent of Deloitte Touche Tohmatsu Certified Public Accountants Ltd
23.2		Consent of Jincheng and Tongda Law Firm (included in Exhibit 5.2)
23.2		Consent of DeHeng Law Office (included in Exhibit 5.3)
23.4		Consent of O’Melveny & Myers (included in Exhibit 5.1)
23.5		Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)
23.7		Consent of Lovells (included in Exhibit 8.2)
23.8	†	Consent of Taylor Nelson Sofres
24.1		Powers of Attorney (included in signature pages in Part II of this Registration Statement)
99.1	†	Survey by Taylor Nelson Sofres dated July 2004

*   Confidential treatment requested

†   Previously filed

††	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

(b) Financial statement schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on October 13, 2004.

China Finance Online Co. Limited

By:	/s/ JUN NING

Name: Jun Ning
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 13, 2004.

Signature	Capacity

/s/ JUN NING Jun Ning	Chairman and Chief Executive Officer (principal executive officer)

* Hugo Shong	Director

* Lee Kheng Nam	Director

* Ling Wang	Director

* Fansheng Guo	Director

* Sam Qian	Vice President and Chief Financial Officer (principal executive officer)

Signature	Capacity

* Bingshi Zhang	Principal Accounting Officer

*By:/s/ JUN NING Jun Ning Attorney-in-fact

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Finance Online Co. Limited, has signed this registration statement or amendment thereto in New York, New York, on October 13, 2004.

Authorized Representative

By:	/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi
Title: Managing Director

Index to exhibits

Exhibit
Number	Description

1.1†	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association of China Finance Online Co. Limited
4.1†	Specimen ordinary share certificate
4.2†	Shareholders Agreement of China Finance Online Co. Limited among PTV— China, Inc, Vertex Technology Fund (III) Ltd., Cast Holding, Inc., Normart Enterprises, Inc., China Finance Online Co., Ltd., Cen Anbin, Zou Qixiong, Lin Gang, Zhang Libo, Ning Jun, Wang Xinzheng, Fan Zhongkui and Zheng Changqing dated June 2000
4.3††	Specimen American depositary receipt
4.4††	Form of Deposit Agreement
5.1	Opinion of O’Melveny & Myers, Hong Kong special counsel to the registrant, regarding the validity of the ordinary shares being registered
5.2†	Opinion of Jincheng and Tongda Law Firm, counsel as to Chinese law to the registrant, regarding the validity of the corporate structure of China Finance Online (Beijing) Co., Ltd. and Fuhua Innovation Technology Development Co., Ltd. and contractual arrangements among China Finance Online (Beijing) Co., Ltd., Fuhua Innovation Technology Development Co., Ltd., China Finance Online Co. Limited, Jun Ning and Wu Chen
5.3†	Opinion of DeHeng Law Office, counsel as to Chinese law to the registrant, regarding the pending litigation between the registrant and a former employee of the registrant
8.1†	Opinion of O’Melveny & Myers LLP, special United States counsel to the registrant, regarding tax matters
8.2†	Opinion of Lovells, special Hong Kong tax counsel to the registrant, regarding tax matters
10.1†	Incentive Stock Option Plan and form of option agreement
10.2†	Form of Option Agreement with outside consultants and strategic advisors
10.3†	Purchase Option and Cooperation Agreement among China Finance Online Co. Limited, Jun Ning, Wu Chen and Fuhua Innovation Technology Development Co., Ltd. dated May 27, 2004
10.4†	Share Pledge Agreement among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. dated May 27, 2004
10.5†	Proxy from Jun Ning to Linhai Ma dated May 27, 2004
10.6†	Proxy from Wu Chen to Jian Feng dated May 27, 2004
10.7†	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.8†	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.9†	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.10†	Domain Name Licensing Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004
10.11†	Loan Agreement between China Finance Online Co. Limited and Jun Ning dated May 27, 2004
10.12†	Loan Agreement between China Finance Online Co. Limited and Wu Chen dated May 27, 2004
10.13*	Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated April 10, 2002

Exhibit
Number	Description

10.14*	Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated July 20, 2004
10.15*	Exclusive Information Business License Contract between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated March 1, 2004
10.16*	Securities Information Database Service Contract (China Finance Online (Beijing) Co., Ltd. and Shanghai Wind Information Co., Ltd.)
10.17†	Lease Agreement between Ping’an Real Estate Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. dated June 30, 2003.
10.18†	Form of indemnification agreement for directors and officers
10.19†	Form of labor contract of China Finance Online (Beijing) Co., Ltd.
10.20†	Amended and Restated Labor Contract of Jun Ning dated September 30, 2004
10.21†	Labor Contract of Sam Qian dated March 31, 2004
10.22†	Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Jun Ning dated December 31, 1999
10.23†	Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Sam Qian dated March 31, 2004
10.24†	Form of Change in Control Agreement
10.25†	Labor Contract of Bo Wu dated May 17, 2004 and Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Bo Wu dated May 17, 2004
21.1†	List of subsidiaries
23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants Ltd
23.2	Consent of Jincheng and Tongda Law Firm (included in Exhibit 5.2)
23.3	Consent of DeHeng Law Office (included in Exhibit 5.3)
23.4	Consent of O’Melveny & Myers (included in Exhibit 5.1)
23.5	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)
23.7	Consent of Lovells (included in Exhibit 8.2)
23.8†	Consent of Taylor Nelson Sofres
24.1	Powers of Attorney (included in signature pages in Part II of this Registration Statement)
99.1†	Survey by Taylor Nelson Sofres dated July 2004

*    Confidential treatment requested

†    Previously filed

††	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.